
13000393

# a renewed spirit

FIRST COMMUNITY CORPORATION | 2012 ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
APR 15 2013
WASH., D.C.
193
SECTION



# A quicker step, faster pace, greater sense of optimism.

This is the energy moving through First Community Bank, a place where opportunity is a central theme of conversation these days. It's a spirit that has made its way through the organization, banking office to banking office, associate to associate, the result of a remarkable year of strategic and earnings success.

*It's the positive nature of moving forward,* said CEO Mike Crapps. *We talk about different things now. And that feels good.*

Yes, on the heels of the Great Recession, 2012 was a banner year for First Community Bank. Here's why.

# a message to our shareholders

In the story of First Community Corporation, 2012 will forever be noted as a special year. It was a year in which your company not only exceeded many financial targets but also accomplished a number of important strategic objectives that have set a course for growth.



First
Community
Bank

The highlight of the year was a total return of 38.1 percent to you, our shareholders, through a combination of increased share value and cash dividends. As you will see later in this report, this total return exceeded relevant banking industry and general market performance. We are also pleased to report that earnings available to shareholders increased by 24.0 percent, to $3.3 million from $2.7 million in the prior year. While pleased with this progress, we will remain focused on further improvement in this result.

It was also a year in which our planning and work to diversify sources of revenue paid handsome results. Customer sources of non-interest income increased by 30.3 percent, led by our residential mortgage line of business, which produced $4.2 million in revenue — more than twice that of the prior year. This success enabled your company to continue to grow revenue in the face of the headwinds of net interest margin compression experienced by the financial industry. With customer driven non-interest income representing 33 percent of total revenue, our model provides the opportunity for long-term revenue growth.

It is also important to recognize significant accomplishments on our balance sheet. Pure deposits, including cash management, grew nicely during the year at 11.7 percent. This helped drive down our overall cost of deposits from 84 basis points in December 2011 to 53 basis points in December 2012. We are also pleased to report that, for the first time since 2009, we experienced growth in our loan portfolio. At a 2.4 percent increase, we sense some positive trends in credit demand and are working hard to appropriately underwrite and price these opportunities. All of this has occurred with the risk levels in our loan portfolio continuing to be a strength of the company. Non-performing assets ended the year declining to a modest level of 1.45 percent, and net loan charge-offs were only 17 basis points.

As noted in last year's annual report, we continued to actively monitor the capital markets to determine the optimal window to access the equity markets. In July 2012, we completed a very successful issuance of common stock in the gross amount of $15.0 million. The offering was more than three times oversubscribed, with a blend of institutional and retail investors. The proceeds were used to redeem the preferred shares issued in the TARP-CPP program, repurchase the warrants associated with those preferred shares, and repay a subordinated debt issuance. The result is that your company has a strong and high quality capital position. In January 2013, we announced an increase in the cash dividend for you, our valued shareholders.

This past year was, indeed, a great one. Now, we look ahead with a renewed spirit and extra energy in our step. We see opportunities for organic growth in all three lines of business: commercial and retail banking; residential mortgage banking; and financial planning/investment advisory services. We see opportunities for new banking offices and targeted acquisitions. As the largest community bank in the Midlands of South Carolina, we have the talent, capital, credit quality, and diversified earnings model to move forward from a position of strength.

We promise to work hard and thoughtfully, every day, to optimize your long-term return as a shareholder while providing a safe and sound investment.

Thank you for your trust and for your continued support,



Mike Crapps
**PRESIDENT AND CEO**

We are conscientious planners, we FCB bankers, careful considerers of what we must do now to create the tomorrow we envision. So it's really no surprise to say we spent a great deal of time over these recent Recessionary years charting a path to this moment.

It was a momentous task, filled with challenge and possibility.

**ON THE ONE HAND,** the recession created an extraordinary set of circumstances. Our industry was changing in fundamental ways. We reported this in the 2009 First Community Bank Annual Report:

*While the financial industry remains challenged by the economy as it slowly transitions from recession to recovery, and by a regulatory environment that is more burdensome and costly than ever, we do see opportunity on the horizon.*

**ON THE OTHER HAND,** if we planned well, anticipating and strategically addressing the ways those shifts would impact our customers, this extraordinary set of circumstances could ultimately lead us to the next phase in the life of First Community Bank—stronger, even more closely aligned with our customers, better positioned for growth in the years to come.

*We continue to consult closely with customers,* we went on to say in the report, *both long in history with First Community and those just joining the family, to find better solutions for returns on deposit accounts and appropriate loan terms. Also, our team is helping customers plan smartly for their retirement and generally for their financial futures.*

While not surprising for First Community Bank, this focus on customer need proved to be the perfect North Star in planning for a changed tomorrow—a tomorrow that is here today.



# a model that sets us apart

It became clear to us that in this changed economic and regulatory environment, diversification of revenue was a top priority. We believed a wider and more stable business model would best serve First Community in the future; we were certain that in making that shift, it was vital to stay true to our style of "customer first" community banking.

Our answer came in listening to them.

*Security.*

*A plan for the future.*

*A financial partner I trust.*

*Someone to guide us through the process.*

So rather than attempting to generate diversified revenue through increased fees for existing products (conventional banking wisdom at the time), we enhanced our mortgage and financial planning lines of business to provide new services our customers would value. While margin will be built over time in these expanded offerings, 2012 confirmed our belief in this broader banking model. Customer-driven non-interest income reached $8.5 million. Most impressive is the success of our mortgage division with a total loan production of $140 million and total revenue of $4.2 million — an increase of 115 percent over 2011 and 310 percent over 2010.

# a powerful story of momentum

In 2010, net income available to common shareholders for the corporation was $1.2 million. By 2011, that number had more than doubled, to $2.7 million. We're pleased to report 2012 saw another notable increase, to $3.3 million. This positive earnings trend is significant for many reasons — which makes it a key indicator of our bank's strength, stability and potential for growth.

It should be noted that a number of factors contributed to this success, but it was largely fueled by revenue growth of 3.8 percent, or $926,000. We are confident our focus on diversified revenue streams, as evidenced by the contributions of our expanded mortgage and financial planning lines, is a changed banking model that works.

**NET INCOME**


2010
1.2
MILLION
2011
2.7
MILLION
2012
3.3
MILLION

Deposits are another big story as we worked to enhance revenue while strategically limiting overall balance sheet growth. We are pleased to report pure deposit growth of 11.7 percent or $35.1 million, well exceeding our goal for the year.

Loan growth was an interesting, if somewhat unexpected, part of the year's story. The first three quarters remained flat, no doubt a reflection of ongoing challenge in the marketplace. But the fourth quarter of the year came on strong, remarkably allowing us to meet budget for loan growth for the year at 2.40 percent, or $7.8 million, resulting in total commercial and retail production of $59.0 million. While we expect to see the pace of commercial loan activity increase as our local economy recovers, we are heartened by this uptick going into 2013.

Of course any discussion about loans is incomplete without a look at loan quality, a hallmark of our bank. We have always been conservative lenders, a practice that has served us (and, quite frankly, our customers) particularly well during these recent years of volatility. That's why we consistently outperform peer banks in nearly every loan portfolio quality metric. This year was no exception, with continued gains in every category, including net charge-offs dropping from $1.6 million in 2011 to $574,000.

## ASSETS, LOANS, AND DEPOSITS (IN MILLIONS)


$700
$600
$500
$400
$300
$200
$100
0
TOTAL ASSETS (IN MILLIONS)
TOTAL LOANS (IN MILLIONS)
TOTAL DEPOSITS (IN MILLIONS)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012



# customer need *drives* business success *drives* investor success

It is a mantra we live and breathe at First Community Bank. It's a formula that this year resulted in shareholder return of 38.1 percent. While diluted earnings per common share decreased slightly year-over-year, from $0.81 to $0.79, due to the higher share count following our 2012 offering, our share price increased from $6.19 at year-end 2011 to $8.39 on December 31, 2012. We continued to pay a cash dividend to our common shareholders that equated to a payout ratio of 20.25 percent of earnings available and in the first quarter of 2013, shareholders saw an increase in dividends.

## ONE YEAR STOCK PRICE PERFORMANCE VS. RELEVANT INDICES



FIRST COMMUNITY CORPORATION
US BANKS ($500M – $1B)
NASDAQ BANK
S&P 500
60%
50%
40%
30%
20%
10%
00%
(10%)
38%
24%
17%
15%
DEC 2011
JAN 2012
FEB 2012
MAR 2012
APR 2012
MAY 2012
JUN 2012
JUL 2012
AUG 2012
SEP 2012
OCT 2012
NOV 2012
DEC 2012


**NOTE:** *Trading data as of December 21, 2012*
**SOURCE:** *SNL Financial LC*

# positioned for tomorrow. *now.*

It's an exciting time for First Community Bank. Today we are known as the premier community bank in the Midlands and rank among the largest banks headquartered in South Carolina based on asset size. And we have spent years charting a path to this moment: stable, well-capitalized, and eager to take advantage of opportunities in the marketplace right now.

**OUR PRIORITIES ARE THESE:**



Building out current lines of business to reach their full potential



Identifying opportunities in the Midlands for new banking offices



A disciplined approach to expanding our footprint to other South Carolina communities that are a good match for our brand of community banking

As we look toward 2013 and beyond, we are doing it with a renewed spirit of possibility, a sense of purpose that energizes us, motivates us, moves us forward. We hope you feel it, too.

We thank you for your belief in First Community and for your commitment to the communities we serve. It's a great time to be here, serving the Midlands of South Carolina.

# 2012 financial information



# selected financial data

| (dollars in thousands except per share amounts) | Year Ended December 31, 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| **BALANCE SHEET DATA:** | | | | | |
| Total assets | $ 602,925 | $ 593,887 | $ 599,023 | $ 605,827 | $ 650,233 |
| Loans held for sale | 9,658 | 3,725 | — | — | — |
| Loans | 332,111 | 324,311 | 329,954 | 344,187 | 332,964 |
| Deposits | 474,977 | 464,585 | 455,344 | 449,576 | 423,798 |
| Total common shareholders' equity | 54,183 | 36,759 | 30,762 | 30,501 | 57,306 |
| Total shareholders' equity | 54,183 | 47,896 | 41,797 | 41,440 | 68,156 |
| Average shares outstanding, basic | 4,144 | 3,287 | 3,262 | 3,252 | 3,203 |
| Average shares outstanding, diluted | 4,172 | 3,287 | 3,262 | 3,252 | 3,203 |
| **RESULTS OF OPERATIONS:** | | | | | |
| Interest income | $ 23,002 | $ 25,526 | $ 27,511 | $ 30,981 | $ 33,008 |
| Interest expense | 5,428 | 7,209 | 9,374 | 13,104 | 15,810 |
| Net interest income | 17,574 | 18,317 | 18,137 | 17,877 | 17,198 |
| Provision for loan losses | 496 | 1,420 | 1,878 | 3,103 | 2,129 |
| Net interest income after provision for loan losses | 17,078 | 16,897 | 16,259 | 14,774 | 15,069 |
| Non-interest income (loss) | 7,929 | 5,710 | 3,017 | 3,543 | (10,056) |
| Securities gains (losses) | 26 | 575 | 827 | 1,489 | (28) |
| Non-interest expense | 19,445 | 18,401 | 17,684 | 16,580 | 15,539 |
| Impairment of goodwill | — | — | — | 27,761 | — |
| Income (loss) before taxes | 5,588 | 4,781 | 2,419 | (24,535) | (10,554) |
| Income tax expense (benefit) | 1,620 | 1,457 | 565 | 696 | (3,761) |
| Net income (loss) | 3,968 | 3,324 | 1,854 | (25,231) | (6,793) |
| Amortization of warrants | 72 | 102 | 96 | 89 | 9 |
| Preferred stock dividends, including discount accretion | 604 | 568 | 568 | 567 | 62 |
| Net income (loss) available to common shareholders | 3,292 | 2,654 | 1,190 | (25,887) | (6,864) |
| **PER SHARE DATA:** | | | | | |
| Basic earnings (loss) per common share | $ 0.79 | $ 0.81 | $ 0.36 | $ (7.95) | $ (2.14) |
| Diluted earnings (loss) per common share | 0.79 | 0.81 | 0.36 | (7.95) | (2.14) |
| Book value at period end | 10.37 | 11.11 | 9.41 | 9.38 | 17.76 |
| Tangible book value at period end | 10.23 | 10.83 | 9.14 | 8.92 | 8.50 |
| Dividends per common share | 0.16 | 0.16 | 0.16 | 0.24 | 0.32 |
| **ASSET QUALITY RATIOS:** | | | | | |
| Non-performing assets to total assets[4] | 1.45% | 2.16% | 2.20% | 1.38% | 0.39% |
| Non-performing loans to period end loans | 1.44% | 1.67% | 1.90% | 1.50% | 0.54% |
| Net charge-offs to average loans | 0.17% | 0.50% | 0.54% | 0.84% | 0.34% |
| Allowance for loan losses to period-end total loans | 1.39% | 1.45% | 1.49% | 1.41% | 1.38% |
| Allowance for loan losses to non-performing assets | 52.77% | 35.83% | 37.39% | 58.21% | 178.53% |
| **SELECTED RATIOS:** | | | | | |
| *Return on average assets:* | | | | | |
| GAAP earnings (loss) | 0.55% | 0.44% | 0.20% | (3.90)% | (1.10)% |
| Operating earnings[3] | 0.55% | 0.44% | 0.20% | 0.39% | 0.48% |
| *Return on average common equity:* | | | | | |
| GAAP earnings (loss) | 7.40% | 7.98% | 3.73% | (49.66)% | (11.11)% |
| Operating earnings (loss)[3] | 7.40% | 7.98% | 3.73% | 4.98% | 4.82% |
| *Return on average tangible common equity:* | | | | | |
| GAAP earnings (loss) | 7.55% | 8.16% | 3.87% | (89.13)% | (21.60)% |
| Operating earnings (loss)[3] | 7.55% | 8.16% | 3.87% | 8.94% | 9.37% |
| Efficiency Ratio[1] | 74.82% | 75.55% | 73.07% | 73.47% | 72.74% |
| Noninterest income to operating revenue[2] | 31.16% | 25.55% | 17.48% | 21.97% | 19.78% |
| Net interest margin | 3.22% | 3.33% | 3.26% | 3.10% | 3.16% |
| Equity to assets | 8.99% | 8.06% | 6.97% | 6.84% | 10.48% |
| Tangible common shareholders' equity to tangible assets | 8.88% | 6.04% | 5.00% | 4.80% | 4.42% |
| Tier 1 risk-based capital | 17.33% | 15.33% | 13.73% | 12.41% | 12.58% |
| Total risk-based capital | 18.58% | 17.25% | 14.99% | 13.56% | 13.73% |
| Leverage | 10.63% | 9.40% | 8.79% | 8.41% | 8.28% |
| Average loans to average deposits [5] | 70.33% | 70.59% | 73.53% | 76.99% | 75.45% |

## RECONCILIATIONS

*The following is a reconciliation for the five years ended December 31, 2012, of net income (loss) as reported for generally accepted accounting principles ("GAAP") and the non-GAAP measure referred to throughout our discussion of "operating earnings."*

| | December 31, | | | | |
|---|---|---|---|---|---|
| *(dollars in thousands)* | 2012 | 2011 | 2010 | 2009 | 2008 |
| Net income (loss), as reported (GAAP) | $ 3,968 | $ 3,324 | $ 1,854 | $ (25,231) | $ (6,793) |
| Add: Income tax expense (benefit) | 1,620 | 1,457 | 565 | 696 | (3,761) |
| | 5,588 | 4,781 | 2,419 | (24,535) | (10,554) |
| Non-operating items: | | | | | |
| Goodwill impairment charge | — | — | — | 7,761 | — |
| Other-than-temporary impairment on FHLMC preferred shares | — | — | — | — | 14,325 |
| Pre-tax operating earnings | 5,588 | 4,781 | 2,419 | 3,226 | 3,771 |
| Related income tax expense | 1,620 | 1,457 | 565 | 696 | 825 |
| Operating earnings (NET INCOME, EXCLUDING NON OPERATING ITEMS) | $ 3,968 | $ 3,324 | $ 1,854 | $ 2,530 | $ 2,946 |

*The following is a reconciliation for the five years ended December 31, 2012, of non-interest income (loss) as reported for GAAP and the non-GAAP measure referred to throughout our discussion regarding non-interest income (loss).*

| | December 31, | | | | |
|---|---|---|---|---|---|
| *(dollars in thousands)* | 2012 | 2011 | 2010 | 2009 | 2008 |
| Non-interest income (loss), as reported (GAAP) | $ 7,955 | $ 6,285 | $ 3,844 | $ 5,032 | $ (10,084) |
| Non-operating items: | | | | | |
| Other-than-temporary impairment charge | — | — | — | — | 14,325 |
| Operating non-interest income | $ 7,955 | $ 6,285 | $ 3,844 | $ 5,032 | $ 4,241 |

*The following is a reconciliation for the five years ended December 31, 2011, of non-interest expense as reported for GAAP and the non-GAAP measure referred to throughout our discussion regarding non-interest expense.*

| | December 31, | | | | |
|---|---|---|---|---|---|
| *(dollars in thousands)* | 2012 | 2011 | 2010 | 2009 | 2008 |
| Non-interest expense, as reported (GAAP) | $ 19,445 | $ 18,401 | $ 17,684 | $ 44,341 | $ 15,539 |
| Non-operating items: | | | | | |
| Impairment of goodwill | — | — | — | 27,761 | — |
| Operating non-interest expense | $ 19,445 | $ 18,401 | $ 17,684 | $ 16,580 | $ 15,539 |

Our management believes that the non-GAAP measures above are useful because they enhance the ability of investors and management to evaluate and compare our operating results from period to period in a meaningful manner. These non-GAAP measures should not be considered as an alternative to any measure of performance as promulgated under GAAP, and investors should consider the OTTI charges in the second and third quarter of 2008 when assessing the performance of the company. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the company's results as reported under GAAP.

---

(1) The efficiency ratio is a key performance indicator in our industry. The ratio is computed by dividing non-interest expense, less goodwill impairment, by the sum of net interest income on a tax equivalent basis and non-interest income, net of any securities gains or losses and OTTI on securities. It is a measure of the relationship between operating expenses and earnings.
(2) Operating revenue is defined as net interest income plus noninterest income, excluding OTTI related to the write-down of FHLMC preferred shares in 2008.
(3) Constitutes a non-GAAP financial measure. Please see "Reconciliation of Non-GAAP Financial Measures" below.
(4) Includes non accrual loans, loans > 90 days delinquent and still accruing interest and OREO.
(5) Includes loans held for sale.

# consolidated balance sheets

| *(dollars in thousands except par values)* | *Year ended December 31,* 2012 | 2011 |
|---|---|---|
| **ASSETS:** | | |
| Cash and due from banks | $ 11,517 | $ 10,599 |
| Interest-bearing bank balances | 6,779 | 5,512 |
| Federal funds sold and securities purchased under agreements to resell | 412 | 381 |
| Investment securities - available for sale | 203,445 | 201,032 |
| Other investments, at cost | 2,527 | 5,637 |
| Loans held for sale | 9,658 | 3,725 |
| Loans | 332,111 | 324,311 |
| Less, allowance for loan losses | 4,621 | 4,699 |
| Net loans | 327,490 | 319,612 |
| Property, furniture and equipment - net | 17,258 | 17,483 |
| Bank owned life insurance | 10,868 | 10,974 |
| Other real estate owned | 3,987 | 7,351 |
| Intangible assets | 160 | 365 |
| Goodwill | 571 | 571 |
| Other assets | 8,253 | 10,645 |
| **Total assets** | $ 602,925 | $ 593,887 |
| **LIABILITIES:** | | |
| Deposits: | | |
| Non-interest bearing demand | $ 97,526 | $ 83,572 |
| NOW and money market accounts | 150,874 | 136,483 |
| Savings | 41,100 | 34,048 |
| Time deposits less than $100,000 | 111,182 | 128,616 |
| Time deposits $100,000 and over | 74,295 | 81,866 |
| Total deposits | 474,977 | 464,585 |
| Securities sold under agreements to repurchase | 15,900 | 13,616 |
| Federal Home Loan Bank Advances | 36,344 | 43,862 |
| Junior subordinated debt | 15,464 | 17,913 |
| Other liabilities | 6,057 | 6,015 |
| **Total liabilities** | 548,742 | 545,991 |
| **SHAREHOLDERS' EQUITY:** | | |
| Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; 0 and 11,350 issued and outstanding at December 31, 2012 and 2011 | – | 11,137 |
| Common stock, par value $1.00 per share; 10,000,000 shares authorized; issued and outstanding 5,227,300 at December 31, 2012 and 3,307,531 at December 31, 2011 | 5,227 | 3,308 |
| Common stock warrants issued | 50 | 560 |
| Nonvested restricted stock | (152) | – |
| Additional paid in capital | 61,615 | 49,165 |
| Accumulated deficit | (14,915) | (17,603) |
| Accumulated other comprehensive income | 2,358 | 1,329 |
| Total shareholders' equity | 54,183 | 47,896 |
| **Total liabilities and shareholders' equity** | $ 602,925 | $ 593,887 |

# consolidated statements of income

| *(dollars in thousands except per share amounts)* | *Year ended December 31,* 2012 | 2011 | 2010 |
|---|---|---|---|
| **INTEREST INCOME:** | | | |
| Loans, including fees | $ 18,361 | $ 19,110 | $ 19,851 |
| Investment securities - taxable | 3,832 | 6,291 | 7,376 |
| Investment securities - non taxable | 725 | 51 | 190 |
| Other short term investments | 84 | 74 | 94 |
| Total interest income | 23,002 | 25,526 | 27,511 |
| **INTEREST EXPENSE:** | | | |
| Deposits | 3,122 | 4,573 | 6,281 |
| Securities sold under agreement to repurchase | 35 | 40 | 60 |
| Other borrowed money | 2,271 | 2,596 | 3,033 |
| Total interest expense | 5,428 | 7,209 | 9,374 |
| Net interest income | 17,574 | 18,317 | 18,137 |
| Provision for loan losses | 496 | 1,420 | 1,878 |
| Net interest income after provision for loan losses | 17,078 | 16,897 | 16,259 |
| **NON-INTEREST INCOME:** | | | |
| Deposit service charges | 1,562 | 1,810 | 1,875 |
| Mortgage origination fees | 4,242 | 1,973 | 1,034 |
| Investment advisory fees and non-deposit commissions | 651 | 767 | 501 |
| Gain on sale of securities | 26 | 575 | 827 |
| Gain (loss) on sale of other assets | (89) | (155) | 35 |
| Other-than-temporary-impairment write-down on securities | (200) | (297) | (1,560) |
| Fair value loss adjustments on interest rate swap | (58) | (166) | (581) |
| Loss on early extinguishment of debt | (217) | (188) | — |
| Other | 2,038 | 1,966 | 1,713 |
| Total non-interest income | 7,955 | 6,285 | 3,844 |
| **NON-INTEREST EXPENSE:** | | | |
| Salaries and employee benefits | 11,152 | 9,520 | 8,942 |
| Occupancy | 1,358 | 1,289 | 1,229 |
| Equipment | 1,168 | 1,147 | 1,162 |
| Marketing and public relations | 478 | 452 | 402 |
| FDIC insurance assessments | 597 | 889 | 1,003 |
| Other real estate expense | 1,010 | 840 | 823 |
| Amortization of intangibles | 204 | 517 | 621 |
| Other | 3,478 | 3,747 | 3,502 |
| Total non-interest expense | 19,445 | 18,401 | 17,684 |
| Net income before tax | 5,588 | 4,781 | 2,419 |
| Income tax expense | 1,620 | 1,457 | 565 |
| Net income | $ 3,968 | $ 3,324 | $ 1,854 |
| Preferred stock dividends | 557 | 670 | 664 |
| Preferred stock redemption costs | 119 | — | — |
| Net income available to common shareholders | $ 3,292 | $ 2,654 | $ 1,190 |
| **Basic earnings per common share** | $ 0.79 | $ 0.81 | $ 0.36 |
| **Diluted earnings per common share** | $ 0.79 | $ 0.81 | $ 0.36 |

# independent registered public accounting firm

The Board of Directors
First Community Corporation
Lexington, South Carolina

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Community Corporation and subsidiary (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012 (not presented herein); and in our report dated March 28, 2013, we expressed an unqualified opinion on those consolidated financial statements. The accompanying consolidated balance sheets and statements of income are the responsibility of the Company's management. Our responsibility is to express an opinion on the information set forth in these consolidated financial statements in relation to the consolidated financial statements from which they have been derived.

In our opinion, the information set forth in the accompanying consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income for each of the years in the three-year period ended December 31, 2012, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 28, 2013

# shareholder information

**ANNUAL MEETING**
The annual meeting of shareholders will be held at
11:00 am, Wednesday May 22, 2013:
The South Carolina State Museum
Palmetto Gallery
301 Gervais Street
Columbia, SC 29201

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
Elliott Davis, LLC
1901 Main Street
Suite 900
Columbia, South Carolina 29201

**TRANSFER AGENT**
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 456-0596

**10K/FINANCIAL INFORMATION**
Copies of First Community Corporation's Annual Report to the Securities and Exchange Commission form 10K and other information may be obtained from:
Joseph G. Sawyer
First Community Corporation
Post Office Box 64
Lexington, South Carolina 29071

# stock information

First Community Corporation's common stock is traded on the NASDAQ Capital Market under the trading symbol "FCCO." The following is a summary of stock prices for the company. These prices have been adjusted for all stock splits and stock dividends.

| | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| | HIGH | LOW | DIVIDENDS PAID | HIGH | LOW | DIVIDENDS PAID |
| **1Q** | $ 8.00 | $ 5.98 | $ 0.04 | $ 6.75 | $ 5.40 | $ 0.04 |
| **2Q** | $ 8.80 | $ 7.65 | $ 0.04 | $ 7.35 | $ 6.44 | $ 0.04 |
| **3Q** | $ 8.60 | $ 7.84 | $ 0.04 | $ 7.00 | $ 6.17 | $ 0.04 |
| **4Q** | $ 8.68 | $ 8.15 | $ 0.04 | $ 6.60 | $ 5.42 | $ 0.04 |

All outstanding shares of our common stock are entitled to share equally in dividends from funds legally available when, and if, declared by the board of directors. The future dividend policy of the company is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements and general business conditions. In addition, our ability to pay cash dividends may be dependent upon receiving cash in the form of dividends from First Community Bank. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

# directors

**Richard K. Bogan, MD, FCCP**
*Chairman, Chief Medical Officer*
SLEEPMED, Inc.

**Thomas C. Brown**
*Rector*
St. Paul's Church
Greenville, SC

**Chimin J. Chao**
*President*
Chao and Associates, Inc.

**Michael C. Crapps**
*President and Chief Executive Officer*
First Community Corporation
First Community Bank

**Anita B. Easter**
*Principal*
Greenleaf Enterprises

**O.A. Ethridge, DMD**
*Pediatric Dentist,* Retired

**George H. Fann, Jr., DMD**
General Dentistry

**J. Thomas Johnson**
*Vice Chairman of the Board*
First Community Corporation
First Community Bank
*President and Chief Executive Officer*
Citizens Building & Loan Association
Greer, SC

**W. James Kitchens, Jr.**
*Certified Public Accountant*
The Kitchens Firm, LLC

**Alex Snipe**
*President*
Glory Communications

**Roderick M. "Rick" Todd, Jr.**
*Attorney & Counselor at Law*

**Loretta R. Whitehead**
*Broker In Charge*
EXIT Real Estate Consultants

**Mitchell M. Willoughby**
*Chairman of the Board*
First Community Corporation
First Community Bank
*Partner*
Willoughby and Hoefer, P.A.

**Chairman Emeritus**
James C. Leventis

**Directors Emeritus**
William L. Boyd, III*
Robert G. Clawson*
Hinton G. Davis
Broadus Thompson*
Angelo L. Tsiantis*

*deceased

# executive officers

**FIRST COMMUNITY CORPORATION**

**Michael C. Crapps**
President and Chief Executive Officer

**David K. Proctor**
Executive Vice President and Chief Risk Officer

**Joseph G. Sawyer**
Executive Vice President and Chief Financial Officer

**FIRST COMMUNITY BANK**

**Michael C. Crapps**
President and Chief Executive Officer

**David K. Proctor**
Executive Vice President and Chief Risk Officer

**Joseph G. Sawyer**
Executive Vice President and Chief Financial Officer

**Robin D. Brown**
Executive Vice President
Director of Human Resources and Marketing

**J. Ted Nissen**
Executive Vice President
Chief Commercial and Retail Banking Officer

## vision statement

To be the provider of choice of financial solutions to local businesses, entrepreneurs and professionals in the markets we serve, we optimize the long-term return to our shareholders, while providing a safe and sound investment.

## core values

Quality and integrity in all endeavors

Passionate focus on the customer experience

Mutual respect for our colleagues and their role in our success

FIRST COMMUNITY CORPORATION | LEXINGTON, SC 29072




SEC MAIL
RECEIVED
PROCESSING
APR 15 2013
WASH. D.C.
193
SECTION

# FIRST COMMUNITY CORPORATION

**5455 Sunset Boulevard**
**Lexington, South Carolina 29072**

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

**April 8, 2013**

Dear Fellow Shareholder:

We cordially invite you to attend the 2013 Annual Meeting of Shareholders of First Community Corporation, the holding company for First Community Bank. At the meeting, we will report on our performance in 2012 and answer your questions. We look forward to discussing both our accomplishments and our plans with you. We hope that you can attend the meeting and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on May 22, 2013 at 11:00 a.m. local time, at The South Carolina State Museum, Palmetto Gallery, 301 Gervais Street, Columbia, S.C. 29201 for the following purposes:

1. To elect four Class I directors to serve on the company's board of directors each for three-year terms;
2. To approve the compensation of our named executive officers as disclosed in the accompanying proxy statement (this is a non-binding, advisory vote) ("Say-on-Pay");
3. To approve a non-binding resolution to determine whether shareholders should vote on Say-on-Pay proposals every one, two, or three years ("Say-on-Frequency");
4. To ratify the appointment of our independent registered public accountants; and
5. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning shares of our common stock at the close of business on March 25, 2013 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at the company's offices prior to the meeting. At the meeting, we will report on our performance in 2012.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to vote as soon as possible by telephone, through the Internet, or by signing, dating and mailing your proxy card in the envelope enclosed. Telephone and Internet voting permits you to vote at your convenience, 24 hours a day, seven days a week. Detailed voting instructions are included on your proxy card. However, if your shares are held in "street name," you will need to obtain a proxy form from the institution that holds your shares in order to vote at our annual meeting.

By order of the Board of Directors,

Mitchell M. Willoughby
*Chairman of the Board*

Michael C. Crapps
*President and Chief Executive Officer*



**FIRST COMMUNITY CORPORATION**
**5455 Sunset Boulevard**
**Lexington, South Carolina 29072**

**Proxy Statement for Annual Meeting of**
**Shareholders to be Held on May 22, 2013**

Our board of directors is soliciting proxies for the 2013 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully. We are distributing this proxy statement on or about April 8, 2013.

**Voting Information**

The board set March 25, 2013 as the record date for the meeting. Shareholders owning shares of our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 5,290,452 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock entitled to vote at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and your broker or nominee, who is considered the shareholder of record with respect to those shares, is forwarding these materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote and are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the shareholder of record giving you the right to vote the shares. Your broker, bank, or other nominee has enclosed or provided a voting instruction card for you to use to direct your broker, bank, or other nominee how to vote these shares.

If a share is represented for any purpose at the annual meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked "Abstain" or "Withhold" or as to which no vote is marked, including broker non-votes (described below), will be included in determining the number of votes present or represented at the annual meeting.

When you sign the proxy card, you appoint David K. Proctor and Joseph G. Sawyer as your representatives at the meeting. Messrs. Proctor and Sawyer will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Messrs. Proctor and Sawyer will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors," for the approval of the compensation of our named executive officers as disclosed in this proxy statement (this is a non-binding, advisory vote), for the non-binding resolution to approve the frequency of future executive compensation votes to be every three years, and for the ratification of the appointment of our independent registered public accountants for the year ending December 31, 2013. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Messrs. Proctor and Sawyer will vote your proxy on such matters in accordance with their judgment.

Assuming that a quorum is present:

- With respect to Proposal No. 1, the directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. This means that the individuals who receive the highest number of votes are selected as directors up to the maximum number of directors to be elected at the meeting. We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against a director, so abstentions, broker non-votes and the failure to return a signed proxy have no impact on the election of a director.

- With respect to Proposal No. 2, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter. *This vote is advisory and will not be binding upon our board of directors.* However, the human resources/compensation committee and the board of directors will take into account the outcome of the vote when considering future executive compensation arrangements. If a shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted "FOR" the approval of the compensation of the company's named executive officers. We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against this proposal, so abstentions, broker non-votes and the failure to return a signed proxy will not affect the approval of the non-binding resolution to approve the compensation of the company's named executive officers.

- With respect to Proposal No. 3, the frequency of the advisory vote on the non-binding resolution to approve the compensation of our named executive officers receiving the greatest number of votes (either every three years, every two years, or every year) will be the frequency that our shareholders recommend. You may vote for a frequency of one, two or three years, or you may abstain from voting on this proposal. If a shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted for a frequency of every three years. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the votes on this matter.

- With respect to Proposal No. 4, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter. If a shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted "FOR" the ratification of the appointment of our independent registered public accountants for the year ended December 31, 2013. We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against this proposal, so abstentions, broker non-votes and the failure to return a signed proxy have no impact on the ratification of the appointment of our independent registered public accountants.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. If you are the record holder of the shares, you may do this by (a) signing and delivering another proxy with a later date, (b) by voting in person at the meeting, or (c) by voting again over the Internet or by telephone prior to 3:00 a.m., Eastern Daylight Time, on May 22, 2013.

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proposals that brokers do not vote on are referred to as "broker non-votes." A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

**If you hold your shares in street name through a broker, bank, or other nominee, it is critical that you cast your vote if you want it to count in the election of our director nominees, for the approval of the Say-on-Pay proposal, or in the Say-on-Frequency proposal.** In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your broker, bank, or other nominee was allowed to vote those shares on your behalf as they felt appropriate. However, new regulations now prohibit your broker, bank, or other nominee from voting uninstructed shares on a discretionary basis on proposals one, two or three at the annual meeting. Thus, if you hold your shares in street name and you do not instruct your broker how to vote at the meeting, no votes will be cast on your behalf for proposals one, two or three. Further, if you abstain from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal (or for the frequency of one, two, or three years for the Say-on-Frequency proposal).

Solicitations of proxies may be made in person or by mail, telephone, or other means. We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Upon written or oral request, we will promptly deliver a separate copy of our annual report on Form 10-K or this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered. Alternatively, if you are sharing an address with other shareholders and are receiving multiple copies of our annual report on Form 10-K or this proxy statement, you may request a single copy be sent to your shared address, if you prefer. Please contact us at (803) 951-0500 for any such request. Our directors, officers, and employees may assist in soliciting proxies but will not receive additional compensation for doing so.

***Important Notice of Internet Availability.*** This proxy statement and the accompanying 2012 Annual Report on Form 10-K and 2012 Annual Report Overview are available to the public for viewing on the Internet at *http://www.cfpproxy.com/5474.* Directions to the meeting are available on our website at: *www.firstcommunitysc.com.*

## Proposal No. 1: Election of Directors

The board of directors is divided into three classes with staggered terms, so that the terms of only approximately one-third of the board members expire at each annual meeting. The current terms of the Class I directors will expire at the meeting. The terms of the Class II directors will expire at the 2014 Annual Shareholders Meeting and the terms of the Class III directors will expire at the 2015 Annual Shareholders Meeting. Our directors and their classes are:

| Class I | Class II | Class III |
|---|---|---|
| Richard K. Bogan, M.D. | Thomas C. Brown | Chimin J. Chao |
| Michael C. Crapps | O.A. Ethridge, D.M.D. | Loretta R. Whitehead |
| Anita B. Easter | W. James Kitchens, Jr. | J. Thomas Johnson |
| George H. Fann, Jr., D.M.D. | Roderick M. Todd, Jr. | Alexander Snipe, Jr. |
| | Mitchell M. Willoughby | |

Shareholders will elect four nominees as Class I directors at the meeting, to serve a three-year term, expiring at the 2016 Annual Shareholders Meeting. The directors will be elected by a plurality of the votes cast at the meeting. This means that the four Class I nominees receiving the highest number of votes will be elected directors.

Richard K. Bogan, MD, Michael C. Crapps, Anita B. Easter and George H. Fann Jr., DMD, whose terms expire at the meeting, have been nominated by the board of directors for reelection by the shareholders. The board recommends that you elect Dr. Bogan, Mr. Crapps, Mrs. Easter, and Dr. Fann as Class I directors. All nominees are currently members of the board and each has consented to being named in this proxy statement and to serving as a director on the board if elected.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Proctor and Sawyer will vote your proxy to elect Dr. Bogan, Mr. Crapps, Mrs. Easter, and Dr. Fann. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Proctor and Sawyer will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

**Information Regarding Nominees for Directors**

All of our board members bring to the board of directors leadership experience, derived from their business, professional, and board experiences. Ten of the thirteen directors have served as directors of First Community since the inception of our company in 1994. Two others were directors on the board of two companies that we acquired, one in 2004 and the other in 2006. The third has served as a director on our board since 2005. Certain individual qualifications and skills of our directors that contribute to the board of directors' effectiveness as a whole are described in the information provided below.

Set forth below is certain information about the Class I nominees, each of whom is also a director of the bank:

*Richard K. Bogan,* 67, Class I director, has served as a director of the company since its formation in 1994. Dr. Bogan has practiced medicine in Columbia, South Carolina, since he started Pulmonary Associates of Carolina in 1978. He graduated with a B.S. degree from Wofford College in Spartanburg in 1966 and earned an M.D. degree from the Medical College of South Carolina in Charleston in 1970. Dr. Bogan has been president of Bogan Consulting, Inc., a medical consulting company, since December 1992 and holds memberships in numerous medical organizations. He currently serves on the board of directors of the National Sleep Foundation and is the chairman and chief medical officer of SleepMed, Inc. Dr. Bogan has served in this position since 1999.

Dr. Bogan's experience and background as chairman, founder, and executive of several medical related companies allows him to bring significant management and leadership skills to our board. He has strong community ties to the Midlands of South Carolina.

*Michael C. Crapps,* 54, Class I director, has served as our president and chief executive officer and as a director of the company since its formation in 1994. A lifelong Lexington County resident, he began his banking career with South Carolina National Bank in 1980, and by the time he changed jobs in 1985 he was a vice president and senior commercial lender in a regional office of that bank. From 1985 to 1993, he worked for Republic National Bank in Columbia, becoming president, chief executive officer, and a director of that bank. During his career, Mr. Crapps has been responsible for virtually all aspects of banking, including branches, commercial banking, operations, credit administration, accounting, human resources, and compliance. He also serves the banking industry through his involvement in the South Carolina Bankers Association having served as its chairman and on its board of directors. Mr. Crapps was selected as the 1997 Young Banker of the Year by the South Carolina Bankers Association. He received a B.S. degree in Economics in 1980 from Clemson University and an M.B.A. degree from the University of South Carolina in 1984. Mr. Crapps is also a graduate of the L.S.U. Banking School of the South. Mr. Crapps currently serves as chairman of the Board of the Navigating Good to Great Foundation; on the board of directors of the South Atlantic Division of the American Cancer Society (past chairman); on the Saluda Shoals Park Foundation (past chairman); on the Board of Directors of the Central Carolina Community Foundation; on the Lexington County School District One Foundation; the River Alliance; and on the Midlands Business Leadership Group. He is also a past chairman of the Lexington Chamber of Commerce.

Mr. Crapps' experience in banking and vision for our company give him the leadership and consensus building skills that provide significant insight and expertise to the board. He is a lifelong resident of Lexington, South Carolina, and has significant ties to the Midlands of South Carolina. He has been very active in local community and civic organizations.

*Anita B. Easter,* 68, Class I director, has served as a director of the company since its formation in 1994. Ms. Easter is retired. She is a former owner and director or Anchor Continental, Inc., a manufacturer of pressure-sensitive tapes. As a Registered Nurse, she returned to school and received a B.S. in Nursing from the University of South Carolina and was inducted into Sigma Theta Tau, the international honor society for nurses. She is past chair of the Greater Columbia Community Relations Council and is a member of the Columbia Luncheon Club, The League of Women Voters, and The USC College of Nursing Partnership Board.

Mrs. Easter's experience, as a former owner and director of a large manufacturing company, provides the board with significant business insight and analytical skills. She has been active in civic and community organizations within the Midlands of South Carolina and is knowledgeable about the markets we serve.

*George H. Fann, Jr., D.M.D.,* 68, Class I director, has served as a director of the company since its formation in 1994. Dr. Fann has practiced dentistry in West Columbia, South Carolina for 40 years. He earned a B.S. degree from Clemson University in 1966 and a D.M.D. from the University Of Louisville School Of Dentistry in 1969. Dr. Fann is past chairman of the board of directors of Lexington Medical Center in West Columbia, South Carolina. Dr. Fann is a recipient of the Order of the Palmetto awarded by the Governor of South Carolina.

Dr. Fann's experience as a medical professional, operating his business in the Midlands for 40 years, brings to the board insights relative to challenges and opportunities facing small businesses and healthcare professionals within our market areas. He has served as a board member and chairman of the board of a large medical center. As a lifelong resident of the Midlands of South Carolina, he has significant knowledge of the business environment and the markets we serve.

If a quorum is present, the directors will be elected by a plurality of the votes cast at the meeting. This means that the four Class III nominees receiving the highest number of votes will be elected directors. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter.

**Information Regarding Continuing Directors**

Set forth below is also information about each of the company's other directors. Each of the following directors is also a director of our bank.

*Thomas C. Brown,* 54, Class II director, has served as a director of the company since its formation in 1994. Mr. Brown is currently the Rector at St. Pauls Church Greenville, South Carolina. From 2008 to 2011 he served as the Assistant Rector at All Saints Church, Pawleys Island, South Carolina. Previously, Mr. Brown was the president and owner of T.C.B. Enterprises of South Carolina, Inc., a restaurant business based in Myrtle Beach. Mr. Brown graduated from Clemson University in 1981 with a B.S. degree in Civil Engineering.

Mr. Brown has operated and owned a small business since 1989. He has extensive knowledge of the small business environment and the related challenges. He brings to the board a unique insight and useful perspective related to the small business environment, which is a primary target market segment for our company.

*O.A. Ethridge, D.M.D.,* 69, Class II director, has served as a director of the company since its formation in 1994. Dr. Ethridge currently resides in Lexington, South Carolina and practiced children's dentistry in West Columbia, South Carolina for more than 20 years. After graduating with a B.A. degree in Science from Erskine College in Due West, South Carolina in 1965, Dr. Ethridge received a D.M.D. in 1971 from the University Of Louisville School Of Dentistry in Louisville, Kentucky. He became a pedodontist in 1974 after receiving a pedodontist specialty from Children's Medical Center in Dayton, Ohio.

Dr. Ethridge's experience as a medical professional, operating his business in the Midlands of South Carolina, brings to the board insights relative to challenges and opportunities facing small businesses and medical professionals within our market areas. As a lifelong resident of the Midlands of South Carolina he has extensive knowledge of the business environment and the markets we serve.

*W. James Kitchens, Jr., 51*, Class II director, has served as a director of the company since its formation in 1994. Mr. Kitchens is a Certified Public Accountant and holds the Chartered Financial Analyst designation. He is the president of The Kitchens Firm, LLC, a certified public accounting firm in Columbia, South Carolina. Mr. Kitchens earned a B.S. degree in Mathematics from The University of the South and an M.B.A. degree from Duke University.

Mr. Kitchens is a certified public accountant and brings to the board knowledge and understanding of tax and financial accounting issues. He is a lifelong resident of the Midlands of South Carolina, and has a strong knowledge of the business environment in the markets we serve.

*Roderick M. Todd, Jr.,* 49, Class II director, has served as a director of the company since our merger with DeKalb Bankshares, Inc. in June 2006. He served as a director of DeKalb Bankshares, Inc. and the Bank of Camden from its inception in 2001 until June 2006. In July 2000, Mr. Todd founded the law firm Roderick M. Todd, Jr. Attorney and Counselor at Law. Formerly he was a partner in Cooper and Todd, LLP, Attorneys, from 1994 to 2000. Mr. Todd is a graduate of the University of South Carolina and the University of South Carolina School of Law.

Mr. Todd has extensive experience in running and operating his own legal practice in Camden, South Carolina. As a prior director of a start-up community bank, he brings additional insights to our board relative to community bank operations. He has strong ties to the Camden market, which is a market we expanded into in 2006 through acquisition.

*Mitchell M. Willoughby,* 65, Class II director, has served as a director of the company since its formation in 1994. On March 17, 2009, Mr. Willoughby was elected to serve as chairman of the board beginning on May 19, 2009. Mr. Willoughby has lived in Columbia, South Carolina since 1970, has practiced law in the community since 1975, and is a founding member of the law firm Willoughby & Hoefer, P.A. Mr. Willoughby has previously served as general counsel of the Greater Columbia Chamber of Commerce as well as a member of its Board of Directors. Mr. Willoughby served three years with the United States Army and over 33 years with the South Carolina Army National Guard, retiring in 2005 in the rank of Brigadier General. He received a B.S. degree in 1969 from Clemson University and a J.D. degree from the University of South Carolina in 1975.

Mr. Willoughby's experience as a founding partner in the legal firm of Willoughby & Hoefer, P.A. and over 36 years experience in the United States Army and the S.C. Army National Guard allows him to bring significant organizational and administrative skills to the board of directors. His legal experience and insights provides the board with important perspective on corporate governance related matters and corporate strategy.

*Chimin J. Chao,* 57, Class III director, has served as a director of the company since its formation in 1994. Mr. Chao lives in Lexington, South Carolina and since 1987 has been president of the engineering firm Chao and Associates, Inc. in Irmo, South Carolina. Mr. Chao is a member of the American Society of Engineers and the National Society of Professional Engineers. He was selected as Civil Engineer of the Year by the American Society of Civil Engineers, South Carolina Section in 2009. He received a M.S. degree in Structural Engineering at the University of South Carolina and holds a Professional Engineer license and Building Inspector license in South Carolina.

Mr. Chao is president of his engineering firm and has a strong knowledge of the issues facing small business professionals, which are a target market segment for our company. He has extensive knowledge of the business environment and the markets we serve.

*Loretta R. Whitehead,* 70, Class III director, has served as a director of the company since its formation in 1994. Ms. Whitehead has been a realtor since 1981 and is currently broker in charge of EXIT Real Estate Consultants in Lexington, South Carolina. She taught full-time from 1964 through 1968, after receiving a B.A. degree in English and Elementary Education from Columbia College in 1963. She also took additional graduate work at the University of South Carolina and University of Tennessee from 1963 through 1968. She is a member of the National Association of Realtors, the South Carolina Association of Realtors and the Central Carolina Association of Realtors. She currently serves as chair of the Lexington Medical Center Foundation scholarship committee and is past chair of the Lexington Medical Center Foundation.

Mrs. Whitehead has significant insights into and experience in the real estate market in the Midlands of South Carolina. She has been active in civic and community organizations within the Midlands of South Carolina and is knowledgeable about the markets we serve.

*J. Thomas Johnson,* 66, Class III director, has served as vice chairman of the board since our merger with DutchFork BancShares in October 2004. From October 2004 until October 2007, he served as executive vice president of the company and the bank. From 1984 until October 2004, Mr. Johnson served as chairman and chief executive officer of DutchFork BancShares and Newberry Federal Savings Bank. From 2009 to present, Mr. Johnson has served as President and Chief Executive Officer of Citizens Building and Loan Association in Greer, South Carolina. Mr. Johnson has been in banking since 1968. He has served as chairman of the Community Financial Institutions of South Carolina and formerly served on the board of directors of the South Carolina Bankers Association. He is a member of the board of directors of the Federal Home Loan Bank of Atlanta representing South Carolina member banks. He is also chairman of Business Carolina, a statewide economic development lender. He received a B.S. in Marketing in 1968 from the University of South Carolina. He formerly served on the boards of the Newberry Opera House Foundation, the Central Carolina Alliance, the Central Carolina Community Foundation, and S.C. Independent Colleges and Universities.

Mr. Johnson has extensive experience as a director, chairman, and CEO of a community bank for 20 years, prior to its acquisition by our company. He also serves as a director on the Federal Home Loan Bank of Atlanta. His experience brings substantial insight to our board as it relates to challenges and issues facing the community banking industry.

*Alexander Snipe, Jr.,* 62, has served as a Class III director of our company since May 2005. Mr. Snipe has been the president and chief executive officer of Glory Communications, Inc. since September 1992. Glory Communications, Inc. operates five gospel radio stations located in South Carolina markets, including its first station, WFMV, which began broadcasting in November 1993 in Columbia, South Carolina. Prior to forming Glory Communications, Inc., Mr. Snipe was the general sales manager at a radio station for 10 years. He has over 20 years of broadcasting experience. Mr. Snipe serves on the board of the William L. Bonner Bible College, The National Association of Broadcasters Radio Board, The Radio Board's Membership Committee (chairman), and The Gospel Heritage Foundation. Mr. Snipe is a former board member of the Columbia Urban League and The Gospel Music Association, and he is past president of the South Carolina Broadcasters Association.

Mr. Snipe has significant experience operating a small business since 1992. He also serves on the boards of several other associations and foundations. He has strong ties to the Midlands of South Carolina and has extensive knowledge of the business environment and the markets we serve.

**Information Regarding Remaining Executive Officers**

Set forth below is information about our executive officers, other than Mr. Crapps who is also a director and is discussed above.

*David K. Proctor*, 56, On February 19, 2013, Mr. Proctor was named executive vice president and chief risk officer of the company. Prior to this he was senior vice president and senior credit officer of the company since First Community Bank opened for business in 1995. From May 1994 to June 1995, he was the vice president of credit for Republic Leasing Company. From 1987 to 1994, he held various positions with Republic National Bank in Columbia and most recently was executive vice president and senior credit officer. He is a 1979 graduate of Clemson University with a B.S. in business administration.

*Joseph G. Sawyer*, 62, On February 19, 2013, Mr. Sawyer was named executive vice president and chief financial officer of the company. Prior to this he was senior vice president and chief financial officer of the company since First Community Bank opened for business in 1995. Prior to joining the company, he was senior vice president and general auditor for the National Bank of South Carolina. He is a certified public accountant and a 1973 graduate of The Citadel with a B.A. in political science.

**Proposal No. 2: Non-Binding, Advisory Vote on Compensation of the Named Executive Officers**

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables our shareholders to vote to approve, on a non-binding basis, the compensation of the company's named executive officers. Accordingly, we are asking you to approve the compensation of the company's named executive officers as described under "Compensation of Directors and Executive Officers" and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement.

The company seeks to align the interests of our named executive officers with the interests of our shareholders. Therefore, our compensation programs are designed to reward our named executive officers for the achievement of strategic and operational goals and the achievement of increased shareholder value, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. We believe that our compensation policies and procedures are competitive and focused on performance and are aligned with the long-term interest of our shareholders.

The proposal described below, commonly known as a "Say-on-Pay" proposal, gives you as a shareholder the opportunity to express your views regarding the compensation of the named executive officers by voting to approve or not approve such compensation as described in this proxy statement. This vote is advisory and will not be binding upon the company, the board of directors, or the human resources/compensation committee. However, the company, the board, and the human resources/compensation committee will take into account the outcome of the vote when considering future executive compensation arrangements. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission (the "SEC").

The board of directors believes our compensation policies and procedures achieve this objective, and therefore recommend shareholders vote "FOR" the proposal through the following resolution:

> "RESOLVED, that the compensation paid to the company's named executive officers, as disclosed in the company's Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and any related material disclosed in the Proxy Statement, is hereby APPROVED."

If a quorum is present, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter.

**Proposal No. 3: Advisory, Non-Binding Vote on the Frequency of Approval of the Compensation of the Named Executive Officers**

The Dodd-Frank Act requires that the company provide shareholders with the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently the company should conduct an advisory Say-on-Pay vote. Shareholders may indicate whether they would prefer that the Company conduct future Say-on-Pay votes every year, every two years, or every three years. Shareholders also may abstain from casting a vote on this proposal.

The board of directors has determined that a Say-on-Pay vote that occurs once every three years is the most appropriate alternative for the company and, therefore, the board recommends that you vote in favor of conducting a Say-on-Pay vote every three years. The board believes that a Say-on-Pay vote occurring every three years will provide our shareholders with sufficient time to evaluate the effectiveness of the company's overall compensation philosophy, policies and practices in the context of our long-term business results for the corresponding period, while avoiding an over-emphasis on short term variations in compensation and business results. A Say-on-Pay vote occurring every three years will also permit shareholders to observe and evaluate the effect of any changes to our executive compensation policies and practices that have occurred since the last advisory vote on executive compensation.

This vote is advisory, which means that it is not binding on the company, the board of directors, or the human resources/compensation committee. The Company recognizes that the shareholders may have different views as to the best approach and looks forward to hearing from the shareholders as to their preferences on the frequency of the Say-on-Pay vote. The board of directors and the human resources/compensation committee will carefully review the outcome of the Say-on-Frequency vote; however, when considering the frequency of future Say-on-Pay votes, the board of directors may decide that it is in the company's and the shareholders' long-term best interest to hold a Say-on-Pay vote more or less frequently than the frequency receiving the most votes cast by our shareholders.

The proxy card provides shareholders with the opportunity to choose among four options (holding the Say-on-Pay vote every year, every two years, or every three years, or abstain from voting). Shareholders are not being asked to approve or disapprove the recommendation of the board of directors. If a quorum is present, the frequency of the advisory vote on the non-binding resolution to approve the compensation of our named executive officers receiving the greatest number of votes (either every three years, every two years, or every year) will be the frequency that our shareholders recommend. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the votes on this matter.

The board recommends you vote for the preferred frequency of future Say-on-Pay proposals to be every three years.

**Proposal No. 4: Ratification of Appointment of Independent Registered Public Accounting Firm**

On March 19, 2013, the audit/compliance committee of the board of directors appointed Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2013. Although we are not required to seek shareholder ratification in the selection of our accountants, we believe obtaining shareholder ratification is desirable. If the shareholders do not ratify the appointment of Elliott Davis, the audit/compliance committee will re-evaluate the engagement of our independent auditors. Even if the shareholders do ratify the appointment, our audit/compliance committee has the discretion to appoint a different independent registered public accounting firm at any time during the year if the audit/compliance committee believes that such a change would be in the best interest of our shareholders and the company. We expect that a representative of Elliott Davis will attend the meeting and will be available to respond to appropriate questions from shareholders.

If a quorum is present, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter.

The board unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2013.

## CORPORATE GOVERNANCE

The board of directors met 12 times in 2012. Each director in 2012 attended at least 75% of the combined total of meetings of the board of directors and meetings of each committee on which such director served.

Neither the board nor the nomination and corporate governance committee has implemented a formal policy regarding director attendance at an annual meeting of shareholders, although board members are encouraged to attend the annual shareholders meeting. In 2012, ten directors attended the 2012 Annual Meeting of Shareholders.

The board has determined that a majority of its members are independent as defined by the listing standards of The NASDAQ Stock Market. Specifically, our board of directors has determined that the following directors are independent: Richard K. Bogan, M.D., Thomas C. Brown, Chimin J. Chao, Anita B. Easter, O. A. Ethridge, D.M.D., George H. Fann, Jr., D.M.D., W James Kitchens, Jr., Alexander Snipe, Jr., Roderick M. Todd, Jr., Loretta R. Whitehead, and Mitchell M. Willoughby.

The board of directors has established a Code of Business Conduct and Ethics that applies to all directors, officers and employees, which may be found on our website at *www.firstcommunitysc.com*. The information on our website is not part of this proxy statement. The company intends to post on its website all disclosures that are required by law or The NASDAQ Stock Market listing standards concerning any amendments to, or waivers from, the Code of Business Conduct and Ethics. Shareholders may request a copy of the Code of Business Conduct and Ethics by written request directed to First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd, Lexington, South Carolina 29072.

Shareholders may communicate directly to the board of directors in writing by sending a letter to the board at: First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd., Lexington, South Carolina 29072. All letters directed to the board of directors will be received and processed by the corporate secretary and will be forwarded to the chairman of the nomination and corporate governance committee without any editing or screening.

### Board Leadership Structure and Role in Risk Oversight

We are focused on the company's corporate governance practices and value independent board oversight as an essential component of strong corporate performance to enhance shareholder value. Our commitment to independent oversight is demonstrated by the fact that a majority of our directors are independent. In addition, all of the members of our board of directors' audit/compliance, human resources/compensation, and nominating and corporate governance committees are independent.

Our board of directors believes that it is preferable for one of our independent directors to serve as chairman of the board. The individual our board of directors appointed as chairman, Mitchell M. Willoughby, has been one of our directors since 1994 and is a long-time resident of our primary market area. We believe it is the Chief Executive Officer's responsibility to manage the company and the chairman's responsibility to guide the board as it provides leadership to our executive management. As directors continue to be faced with more oversight responsibility than ever before, we believe it is beneficial to have separate individuals in the role of chairman and Chief Executive Officer. Traditionally, the company has maintained the separateness of the roles of the chairman and the Chief Executive Officer. In making its decision to have an independent chairman, the board of directors considered the time and attention that Mr. Crapps is required to devote to managing the day-to-day operations of the company. By having another director serve as chairman of the board of directors, Mr. Crapps will be able to focus his entire energy on running the company. This will also ensure there is no duplication of effort between the Chief Executive Officer and the chairman. We believe this board leadership structure is appropriate in maximizing the effectiveness of board oversight and in providing perspective to our business that is independent from executive management.

Our audit/compliance committee is primarily responsible for overseeing the company's risk management processes on behalf of the full board of directors. The audit/compliance committee focuses on financial reporting risk and oversight of the internal audit process. It receives reports from management at least quarterly regarding the company's assessment of risks and the adequacy and effectiveness of internal control systems, as well as reviewing credit and market risk (including liquidity and interest rate risk) and operational risk (including compliance and legal risk). Strategic and reputation risk are also regularly considered by this committee. The audit/compliance committee also receives reports from management addressing the most serious risks impacting the day-to-day operations of the company. Our director of internal audit reports to the audit committee and meets with the audit/compliance committee in executive sessions as needed to discuss any potential risk or control issues involving management. The audit/compliance committee reports regularly to the full board of directors, which also considers the company's entire risk profile. The full board of directors focuses on certain significant risks facing the company and on certain aspects of the company's general risk management strategy. Management is responsible for the day-to-day risk management processes. We believe this division of responsibility is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

We recognize that different board leadership structures may be appropriate for companies in different situations. We will continue to reexamine our corporate governance policies and leadership structures on an ongoing basis to ensure that they continue to meet the company's needs.

### Committees of the Board

Our board of directors has three standing committees: the audit/compliance committee, the human resources/compensation committee, and the nomination and corporate governance committee. Each committee serves in a dual capacity as a committee of the company and of the bank.

### Audit/Compliance Committee

The following directors are members of the audit/compliance committee: W. James Kitchens, Jr. (Chairman), Anita B. Easter, O. A. Ethridge, D.M.D., Loretta R. Whitehead, and Mitchell M. Willoughby. The board of directors has determined that all of these committee members are independent, as contemplated in the listing standards of The NASDAQ Stock Market. Our board has determined that Mr. Kitchens, who was appointed to the audit/compliance committee on March 16, 2004, qualifies as an audit committee financial expert under SEC rules. The audit/compliance committee met four times in 2012.

The audit/compliance committee has the responsibility of reviewing the company's financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The committee recommends to the board the appointment of the independent auditors for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. The board of directors has adopted an audit/compliance committee charter, which may be found by clicking on the link for "Investor Information" on our website at *www.firstcommunitysc.com*. The charter outlines the committee's responsibilities for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts and may be amended by the board at any time. The audit/compliance committee reports its findings to the board of directors.

**Human Resources/Compensation Committee**

The following directors are members of the human resources/compensation committee: Thomas C. Brown (Chairman), Chimin J. Chao, Roderick M. Todd, Jr., and Loretta R. Whitehead.

The human resources/compensation committee is comprised entirely of independent directors as prescribed by The NASDAQ Stock Market listing standards. The board of directors has adopted a human resources/compensation committee charter, which may be found by clicking on the link for "Investors" on our website at *www.firstcommunitysc.com*. The human resources/compensation committee met five times during 2012. This committee is responsible for determining director and executive officer compensation. The human resources/compensation committee discusses and evaluates employee compensation plans in light of an assessment of any risk posed to the company from such plans. The human resources/compensation committee annually evaluates and recommends to the board the compensation package for the President/Chief Executive Officer.

The human resources/compensation committee also annually reviews the compensation packages for members of the bank's executive committee. The President/Chief Executive Officer has the responsibility to annually evaluate the performance of each of the members of the bank's executive committee and determine their compensation packages. Compensation packages for non-executive employees is determined by individual supervisors in conjunction with the bank's Director of Human Resources and these compensation decisions are made based on criteria included in the bank's overall budget which is approved annually by the company's board of directors.

The human resources/compensation committee is responsible for:

a) Annually reviewing the form and amount of director compensation and recommending compensation packages to the board.

b) Annually reviewing employee compensation strategies; benefit plans including insurance and retirement plans, and equity programs.

c) Appointing trustees to oversee the company's 401K plan.

d) Annually evaluating the President/Chief Executive Officer's performance as it compares to the company's goals and objectives, providing feedback to him on his performance, and recommending to the board his compensation package, including base salary level, incentive compensation plan, equity plans, and any special or supplemental benefits.

e) Reviewing and making recommendations to the board concerning employment agreements, severance agreements, change in control agreements, as well as any supplemental benefits.

f) Overseeing all incentive plans, and, as such, considering methods of creating incentives for management to achieve sustained growth in earnings and shareholder value and to retain key management personnel, including annual cash incentive plans, long-term incentive plans, equity plans, as well as any special supplemental benefits and making recommendations to the board concerning the design structure of such plans.

g) Serving as the stock committee or stock sub-committee and, as such, has the authority to approve awards under the company's stock option plan and other equity plans.

h) Approving the annual report on executive compensation and director's fees for inclusion in the company's proxy statement.

i) Approving the annual committee report for inclusion in the company's proxy statement.

j) Annually, reporting to the board on succession planning for the Chief Executive Officer. The board should consider and evaluate potential successors to the Chief Executive Officer.

k) Reporting its activities and recommendations to the board of directors at any regular or special meeting of the board.

l) Annually reviewing its charter and presenting it to the board for approval.

**Nomination and Corporate Governance Committee.**

The following directors are members of the nomination and corporate governance committee: George H. Fann (Chairman), Chimin J. Chao, Alexander Snipe, Jr., and Roderick M. Todd, Jr.

The nomination and corporate governance committee is comprised entirely of independent directors as prescribed by The NASDAQ Stock Market listing standards. This committee met three times during 2012.

On March 16, 2004, our board adopted a nomination and corporate governance committee charter which may be found on our website by clicking on the link for "Investor Information" at *www.firstcommunitysc.com.com.* The charter provides that the responsibilities of the committee include: (a) reviewing the qualifications and independence of the members of the board and its various committee assignments; (b) evaluating incumbent directors in determining consideration for reelection; (c) recommending board nominees for election as officers; (d) providing guidance on board and corporate governance issues; and (e) considering director candidates recommended by shareholders who submit nominations in accordance with our bylaws.

Shareholders who submit candidates for nomination must deliver nominations in writing to the secretary of the company no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, seven days after notice of the special meeting is given to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the SEC's proxy rules, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

The nomination and governance committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the nomination and governance committee members consider and discuss diversity, among other factors, with a view toward the needs of the board of directors as a whole. The nominating committee members generally conceptualize diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities or attributes that contribute to board heterogeneity, when identifying and recommending director nominees. The nomination and governance committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the committee's goal of creating a board of directors that best serves the needs of the company and the interests of its shareholders.

In evaluating such director recommendations, the committee uses a variety of criteria to evaluate the qualifications and skills necessary for members of our board of directors. Under these criteria, members of the board of directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government, education, technology or public interest. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of our shareholders.

The committee uses a variety of methods for identifying and evaluating nominees for director. They regularly assess the appropriate size of the board of directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the committee considers various potential candidates for director. Candidates may come to their attention through current members of the board, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the board, and may be considered at any point during the year. The committee considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the committee uses the qualifications and standards discussed above, and it seeks to achieve a balance of knowledge, experience and capability on the board of directors.

**Report of the Audit/Compliance Committee**

Management is responsible for the company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and issuing a report thereon. The audit/compliance committee's responsibility is to monitor and oversee these processes.

In this context, the committee has met and held discussions with management and Elliott Davis, LLC, the company's independent auditors in 2012. In discharging its oversight responsibility as to the audit process, the audit/compliance committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit/compliance committee concerning independence and has discussed with the independent auditors their independence from the company and its management. The committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of the company's internal controls and the internal audit function's organization, responsibilities, budget and staffing. The committee reviewed both with the independent and internal auditors their audit plans, audit scope and identification of audit risks.

The committee reviewed and discussed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit and Finance Committees," and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The committee also discussed the results of the internal audit examinations.

The committee reviewed and discussed the audited consolidated financial statements of the company as of and for the year ended December 31, 2012, with management and the independent auditors.

Based on the above-mentioned review and discussions with management and the independent auditors, the committee recommended to the board that the company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC. On March 19, 2013, the committee appointed Elliott Davis, LLC as the company's independent auditors for 2013.

The report of the audit committee is included herein at the direction of its members Mr. Kitchens, Ms. Easter, Dr. Ethridge, Ms. Whitehead, and Mr. Willoughby.

## EXECUTIVE COMPENSATION AND OTHER INFORMATION

### Compensation of Directors and Executive Officers

**Executive Compensation**

The following table shows the compensation we paid for the years ended December 31, 2012 and 2011 to our chief executive officer and president, our chief financial officer, and the most highly compensated other executive officer who earned over $100,000 for the year ended 2012 (collectively, the "named executive officers").

**Summary Compensation Table**

| Name & Principal Position | Year | Salary ($) | Bonus ($) | Stock Award ($)(1) | Option Award ($) | Non-Equity Incentive Plan Compensation(2) ($) | Non-qualified Deferred Compensation Earnings(3) ($) | All Other Compensation(4),(5)&(6) $ | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Michael C. Crapps, President and Chief Executive Officer | 2012 | $312,360 | $25,000(7) | $87,356 | $— | $46,655 | $64,501 | $13,582 | $549,454 |
| | 2011 | $298,750 | $ — | $ — | $— | $ — | $60,603 | $13,739 | $373,902 |
| David K. Proctor, Senior Vice President, Senior Credit Officer, and Senior Risk Officer | 2012 | $174,675 | $ — | $29,309 | $— | $62,580 | $36,318 | $ 9,045 | $311,927 |
| | 2011 | $168,750 | $ — | $ — | $— | $ — | $34,123 | $ 8,767 | $211,640 |
| Joseph G, Sawyer, Senior Vice President and Chief Financial Officer | 2012 | $205,500 | $ — | $34,478 | $— | $73,666 | $62,289 | $ 9,484 | $385,417 |
| | 2011 | $198,333 | $ — | $ — | $— | $ | $58,524 | $ 9,397 | $266,254 |

(1) This represents the value of restricted shares issued under the terms of the equity incentive plan. The shares cliff vest at the end of three years. The grant date fair value of the restricted stock grants shown above equals $8.28 in accordance with FASB ASC Topic 718. See discussion of assumptions used in the valuation of the stock awards in Note 17, "Stock Options and Restricted Stock" in the "notes to the consolidated Financial Statements" included within the Annual Report on Form 10-K for the year ended December 31, 2012.

(2) The amount represents the total cash payout under the terms of the equity incentive plan. Of this amount 20% is deferred and cliff vest after three years.

(3) Amounts reflect the change in the present value of benefits attributable to named executive officers for the applicable compensation, as calculated under non-qualified retirement benefit plans.

(4) For Mr. Crapps, includes $10,000 and $9,800 company matching contribution to 401(k) plan for 2012 and 2011, respectively, and $1,045 for country club dues for 2012 and 2011 and $2,537 and $2,894 for premiums paid on term life insurance policy for 2012 and 2011, respectively.

(5) For Mr. Proctor, includes $6,987 and $6,750 company matching contribution to 401(k) plan for 2012 and 2011, respectively, as well as $1,045 for country club dues for 2012 and 2011 and $1,013 and $972 for premiums paid on term life insurance policy for 2012 and 2011, respectively.

(6) For Mr. Sawyer, includes $8,220 and $7,933 company matching contribution to 401(k) plan for 2012 and 2011, respectively, as well as $249 for health club dues for 2011and $1,264 and $1,215 for premiums paid on term life insurance policy for 2012 and 2011, respectively.

(7) Consists of a $25,000 discretionary cash bonus paid to Mr. Crapps on February 19, 2013, based on performance from August 30, 2012 through December 31, 2012.

Due to strong performance during 2012, the company paid higher levels of incentive compensation than has been paid in recent years. This included payments to executives and other employees with incentive compensation plans and some discretionary incentive payments to other key employees. In addition, the Board of Directors awarded a discretionary cash incentive to Mr. Crapps for post TARP activities during the last four months of 2012.

**Named Executive Officer Employment Agreements**

*Michael C. Crapps.* On June 1, 2008, we entered into an employment agreement with Mr. Crapps to serve as the President and Chief Executive Officer of the company and bank. Unless terminated earlier according to provisions in the employment agreement, the agreement provides a three-year term of employment and at the end of each day during the term of employment the term of the agreement is automatically extended for an additional day so that the remaining term continues to be three years, except that either party can give the other party written notice of and fix the term to a finite term of three years from the date of the written notice.

The initial base salary for Mr. Crapps was $249,867, which amount is subject to annual review by the board of directors and may be increased. Under his agreement, Mr. Crapps is eligible to receive bonuses if he meets the goals set forth annually for him by the human resources/compensation committee of the board of directors. Furthermore, Mr. Crapps is eligible for the company's long-term equity incentive program and for the grant of stock options, restricted stock and other similar awards.

Mr. Crapps is provided with a country club membership as well as a life insurance policy for the benefit of his spouse and heirs. Mr. Crapps is also entitled to participation in retirement, health, welfare and other benefit plans and programs of the company applicable to employees generally or to senior executives.

The employment agreement provides that, if the company terminates Mr. Crapps' employment without cause, the company shall be obligated to pay Mr. Crapps compensation in an amount equal to 100% of his then current monthly base salary each month, subject to a six month delay, for 24 months from the date of termination, plus any bonus earned or accrued through the date of termination. After a change in control, the company will pay Mr. Crapps an amount equal to three times the then current annual base salary. In addition, the company will pay Mr. Crapps any bonus earned or accrued through the date of change in control. The company will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. The company must continue to pay at its expense medical, dental, disability and life insurance benefits for a period of two years.

In the event that the company's independent accountants acting as its auditors on the date of a change in control determine that the payments provided for in the employment agreement constitute "excess parachute payments" under Section 280G of the Internal Revenue Code, then the compensation payable under the employment agreement will be reduced to an amount the value of which is $1.00 less than the maximum amount that could be paid to Mr. Crapps without his compensation being treated as "excess parachute payments" under Section 280G.

The employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the two years thereafter, as well as a provision relating to the protection of confidential information.

*David K. Proctor and Joseph G. Sawyer.* On June 1, 2008, the company entered into employment agreements with David K. Proctor, as senior vice president and senior credit officer, and Joseph G. Sawyer, as senior vice president and chief financial officer. Both employment agreements provide for an initial term of three years, to be extended automatically each day for an additional day so that the remaining term of the agreement will continue to be three years. The term may be fixed at three years without extension by notice of either party to the other. The term of each agreement is currently three years. The agreement with Mr. Proctor provides for a starting annual salary of $127,500 and the agreement with Mr. Sawyer provides for an annual salary of $140,000 per year, and the amounts are reviewed annually and may be increased from time to time. Mr. Proctor and Mr. Sawyer are also eligible to receive annual payments based upon achievement criteria established by the board of directors.

Both agreements provide that, if the company terminates the executive's employment without cause, the company shall be obligated to pay the executive compensation in an amount equal to 100% of his then current monthly base salary each month, subject to a six month delay, for twelve months from the date of termination, plus any bonus earned or accrued through the date of termination. After a change in control, the company will pay the executive an amount equal to two times the then current annual base salary. In addition, the company will pay the executive any bonus earned or accrued through the date of change in control. The company will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. The company must continue to pay at its expense medical, dental, disability and life insurance benefits for a period of two years.

Each employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the two years thereafter, as well as a provision relating to the protection of confidential information.

### Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by both exercisable and non-exercisable options owned by the individuals named in the Summary Compensation Table as of December 31, 2012, as well as the related exercise prices and expiration dates. Options are granted pursuant to the company's equity incentive plan.

**Outstanding Equity Awards at December 31, 2012**

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable (1) | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (2) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| Michael C. Crapps | 5,000 | — | 10,563 | $20.20 | 1/19/2015 | — | — | 10,563 | $88,095 |
| David K. Proctor | 5,000 | — | 3,544 | $20.20 | 1/19/2015 | — | — | 3,544 | $29,557 |
| Joseph G. Sawyer | 5,000 | — | 4,169 | $20.20 | 1/19/2015 | — | — | 4,169 | $34,769 |

(1) All outstanding options are fully vested as of January 19, 2010.

(2) Equity Incentive Plan awards cliff vest on May 15, 2015.

### Option Exercises and Stock Vested

There were no stock options exercised by any named executive officers during the year ended December 31, 2012.

### Certain Retirement and Salary Continuation Benefits

The company has established the First Community Bank, Profit Sharing Plan a qualified 401(k) defined contribution plan, pursuant to which the company makes matching and discretionary contributions on behalf of the each of the executive officers. The company also maintains and pays premiums on behalf of each executive officer under a life insurance plan and provides partial payment of premiums for medical benefits if the executive officer so elects.

We have entered into salary continuation agreements with Michael Crapps, David Proctor, and Joseph Sawyer. The salary continuation agreements provide for an annual supplemental retirement benefit to be paid to each of the applicable executives, commencing at the specified normal retirement age and payable in monthly installments for a prescribed number of years. Each applicable executive will also receive this benefit if his employment is terminated following a change in control (as defined in the executive's employment agreement).

If the executive dies after separation of service but before his annual supplemental benefit commences, the executive's benefit will be paid to his beneficiaries, beginning with the month following the bank's receipt of a copy of the executive's death certificate. If the executive dies after his benefit has commenced, the remaining benefits will be paid to the executive's beneficiaries at the same time and in the same amounts that would have been distributed to the executive had he survived. If the executive dies during active service, 100% of his accrual balance (as defined in the salary continuation agreement) will be paid in a lump sum to his beneficiaries.

If the executive experiences a disability that results in separation of service prior to the normal retirement age, the executive will be entitled to 100% of his accrual balance determined as of the end of the plan year preceding termination.

If the executive is terminated without cause (as defined in the executive's employment agreement), the executive is entitled to 100% of his accrual balance determined as of the end of the plan year preceding such termination. This benefit is determined by vesting the executive in 10% of the accrual balance at the end of the first plan year, and an additional 10% of such amount at the end of each succeeding year thereafter until the executive becomes 100% vested in the accrual balance.

To offset the annual expense accruals for the benefits payable to the executives under the salary continuation agreements, the bank acquired bank-owned life insurance ("BOLI"). It is anticipated that the BOLI will provide full cost recovery of the benefits paid to the executives under the salary continuation agreements upon their deaths.

The foregoing summary of the material features of the salary continuation agreements for Messrs. Crapps, Proctor and Sawyer is qualified in its entirety by reference to the provisions of the agreements, the form of which is attached as Exhibit 10.1 to a Form 8-K filed by the company with the SEC on August 3, 2006.

See also the discussion under "Named Executive Officer Employment Agreements."

**Director Compensation**

During the year ended December 31, 2012, outside directors received a retainer in the amount of $7,500 and fees of $1,000 for attendance at each board meeting and $400 for attendance at each committee meeting. Committee chairpersons received $8,500 as an annual retainer. The chairman of the board received a $12,500 retainer and $1,350 for each board meeting. Mr. Crapps, as an employee of the company, does not receive any board fees. He is not listed in the table below because his compensation as a named executive officer is described above in this proxy statement. The following is a summary of the compensation paid to directors for 2012.

| Name | Fees Earned or Paid in Cash (1)($) | Stock Awards (2)($) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Richard K. Bogan | $22,700 | $4,995 | — | — | — | — | $ 27,695 |
| Thomas C. Brown | 24,100 | 4,995 | — | — | — | — | 29,095 |
| Chimin J. Chao | 25,300 | 4,995 | — | — | — | — | 30,295 |
| Anita B. Easter | 20,700 | 4,995 | — | — | — | — | 25,695 |
| O.A. Ethridge | 23,100 | 4,995 | — | — | — | — | 28,095 |
| George H. Fann, Jr. | 26,500 | 4,995 | — | — | — | — | 31,495 |
| W. James Kitchens, Jr. | 24,100 | 4,995 | — | — | — | — | 29,095 |
| J. Thomas Johnson(3) | 24,300 | 4,995 | — | — | — | 142,500 | 171,795 |
| James C. Leventis(4) | 13,500 | 4,995 | — | — | — | 30,100 | 48,595 |
| Alexander Snipe, Jr. | 21,300 | 4,995 | — | — | — | — | 26,295 |
| Roderick M. Todd, Jr. | 22,300 | 4,995 | — | — | — | — | 27,295 |
| Loretta R. Whitehead | 22,700 | 4,995 | — | — | — | — | 27,695 |
| Mitchell M. Willoughby | 28,700 | 4,995 | — | — | — | — | 33,695 |

(1) The company has implemented a director deferred compensation plan whereby the director can elect to defer the annual retainer and earned monthly fees. For the amounts deferred under the plan the director receives units that can be exchanged for stock when the director retires. The amounts reflected in this column include the deferred amounts.

(2) On May 15, 2012, each non-officer director was granted 604 shares of restricted stock as part of the overall board compensation plan. The shares were valued at $8.27 per share, which was the closing price of the company's common stock on May 14, 2012 as reported by The NASDAQ Stock Market. The shares were fully vested on January 1, 2013. The value of restricted stock grants shown above equals the grant date fair value in accordance with FASB ASC Topic 718.

(3) Mr. Johnson was paid $12,500 per month for the nine months ended September 30, 2012, under the terms of his employment, consulting and noncompete agreement entered into upon consummation of the DutchFork merger on October 1, 2004 and $30,000 for the year ended December 31, 2012 under the terms of his supplemental executive retirement agreement, which agreement is further described below

(4) James C. Leventis retired as an executive officer of the bank and terminated his employment agreement in February of 2010. Mr. Leventis did not receive any severance payment under his employment agreement. He was paid $30,100 for the year ended December 31, 2012 under the terms of his supplemental executive retirement agreement, which agreement is further described below. Mr. Leventis' term expired at the May 16, 2012 annual meeting. He did not seek reelection as he had reached the mandatory retirement age based on the company's bylaws.

The following table summarizes the fee amounts deferred for each director electing all or partial deferral.

| Name | 2012 Fees Deferred ($)(1) | Accumulated Share Units #(1) | Accumulated Share Units Since Inception |
|---|---|---|---|
| Richard K. Bogan | $ 1,872 | 227 | 11,841 |
| Chimin J. Chao | 27,738 | 3,264 | 16,217 |
| O. A. Ethridge | 156 | 19 | 986 |
| George H. Fann | 20 | 2 | 128 |
| J. Thomas Johnson | 1,130 | 130 | 7,148 |
| W. James Kitchens, Jr. | 78 | 9 | 493 |
| Alexander Snipe, Jr. | 23,491 | 2,768 | 14,498 |
| Loretta R. Whitehead | 133 | 16 | 840 |
| Mitchell M. Willoughby | 13,878 | 1,619 | 8,714 |

(1) Amounts include dividend allocation on accumulated units.

In connection with their prior employment by the company, the company entered into supplemental executive retirement agreements with each of James C. Leventis and J. Thomas Johnson. If either such director dies after his benefit has commenced, the remaining benefits will be paid to the executive's beneficiaries at the same time and in the same amounts that would have been distributed to the executive had he survived. Pursuant to their respective supplement executive retirement agreements, Mr. Johnson is entitled to receive $30,000 annually for seventeen years, beginning in October 2009, and Mr. Leventis is entitled to receive $30,100 annually for ten years, beginning in March of 2010. Mr. Johnson was paid $30,000 in 2012 under the plan, and Mr. Leventis was paid $30,100 in 2012 under the plan.

## Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to the Company with respect to beneficial ownership of the Company's common stock as of March 31, 2013 for (i) each director and nominee, (ii) each holder of 5.0% or greater of the Company's common stock, (iii) the Company's named executive officers, and (iv) all executive officers and directors as a group. Unless otherwise indicated, the mailing address for each beneficial owner is care of First Community Corporation, 5455 Sunset Boulevard, Lexington, South Carolina, 29072.

| Name | Number of Shares Owned(1) | Right to Acquire(2) | % of Beneficial Ownership(3) |
|---|---|---|---|
| Richard K. Bogan | 4,973 | | .09% |
| Thomas C. Brown | 22,998 | 7,740 | .58% |
| Chimin J. Chao | 36,112 | | .68% |
| Michael C. Crapps | 96,151 | 6,290 | 1.93% |
| Anita B. Easter | 23,528 | | .44% |
| O.A. Ethridge | 23,184 | 4,730 | .53% |
| George H. Fann, Jr. | 68,115 | 24,080 | 1.73% |
| W. James Kitchens, Jr. | 6,634 | 34,400 | .77% |
| J. Thomas Johnson | 30,335 | 4,300 | .65% |
| David K. Proctor | 28,279 | 5,430 | .64% |
| Joseph G. Sawyer | 27,411 | 6,720 | .64% |
| Alexander Snipe, Jr. | 4,515 | | .09% |
| Roderick M. Todd, Jr. | 7,983 | | .15% |
| Loretta R. Whitehead | 17,623 | | .33% |
| Mitchell M. Willoughby | 24,436 | 4,300 | .54% |
| Sandler O'Neill Asset Management, LLC, et al(4) | 450,600 | | 8.52% |
| Manulife Asset Management (US) LLC, et al(5) | 365,000 | | 6.90% |
| All executive officers and directors as a group (15 persons) | 1,237,877 | 97,990 | 24.79% |

(1) Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to the company's knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock beneficially owned.

(2) Includes shares that may be acquired within the next 60 days as of March 31, 2013 by exercising vested stock options but does not include any unvested stock options. On December 16, 2011, the company sold 2,500 units, with each unit consisting of an 8.75% subordinated note due in 2019, $1,000 principal amount, and a warrant to purchase 43 shares of common stock of the company at an exercise price equal to $5.90 per share, to certain accredited investors, including directors and executive officers of the company, for an aggregate purchase price of $2,500,000. The subordinated debt was subsequently redeemed by the company on November 15, 2012. The warrants remain outstanding and are exercisable at any time and expire December 16, 2019. Warrants issued to directors and executive officers have been included in the table.

(3) For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 5,290,452 shares of common stock outstanding on March 31, 2013.

(4) Based on information set forth in a Schedule 13G/A filed with the SEC on February 14, 2013 by Sandler O'Neill Asset Management LLC and certain related entities. Sandler O'Neill Asset Management beneficially owned 450,600 shares of Common Stock as of December 31, 2012, with shared voting power over 450,600 shares and shared dispositive power over 450,600 shares. The address of Sandler O'Neill Asset Management LLC Management LLC is 150 East 52nd Street, 30th Floor, New York, New York 10022.

(5) Based on information set forth in a Schedule 13G filed with the SEC on February 13, 2013 by Manulife Asset Management (US) LLC and certain related entities. Manulife Asset Management (US) LLC beneficially owned 365,000 shares of Common Stock as of December 31, 2012, with sole voting power over 365,000 shares and sole dispositive power over 365,000 shares. The address of Manulife Asset Management (US) LLC is 101 Huntington Avenue, Boston, Massachusetts 02199.

**Certain Relationships and Related Transactions**

The bank has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including our independent directors) and executive officers of the Company and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. These loans are made on substantially the same terms (including interest rates and collateral) as those available at the time for comparable transactions with persons not related to the bank and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, our bank subsidiary is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The aggregate dollar amount of loans outstanding to directors and executive officers of the bank was approximately $10.9 million at March 31, 2013.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Securities Exchange Act of 1934 requires that the company's executive officers, directors and persons who own more than 10% of any registered class of the company's equity securities file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish the company with copies of all Section 16(a) reports they file.

Based solely on review of Forms 3, 4, and 5 and any representations made to the company, the company believes that all such reports for these persons were filed in a timely fashion during 2012.

## Independent Registered Public Accountants

We have selected Elliott Davis, LLC, to serve as our independent registered public accounting firm for the year ending December 31, 2012. A representative of Elliott Davis, LLC, will be present at the annual meeting and will have the opportunity to make a statement if desired, and is expected to be available to respond to appropriate questions.

### Audit Fees

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 |
|---|---|---|
| Audit Fees(1) | $ 96,875 | $ 95,400 |
| Audit-Related Fees(2) | 89,955 | 33,900 |
| Tax Fees | 13,170 | 10,095 |
| Other(3) | 6,750 | 6,500 |
| Total | $206,750 | $145,895 |

(1) *Audit Fees* consisted primarily of the audit of the company's annual consolidated financial statements and for reviews of the condensed consolidated financial statements included in the company's quarterly reports on form 10-Q.

(2) *Audit Related Fees* for 2012 and 2011 consisted primarily of procedures related to offering documents, the audit of the Company's 401 (k) plan audit, HUD compliance audit, and miscellaneous accounting and research discussions.

(3) *Other* fees for 2012 and 2011, consisted of fees related to Bank Secrecy Act compliance.

## Oversight of Accountants; Approval of Accounting Fees

Under the provisions of its charter, the audit/compliance committee is responsible for the retention, compensation, and oversight of the work of the independent auditors. The committee reviews any proposed services to insure that securities laws do not prohibit them and approves the scope of all services prior to being performed. All of the accounting services and fees reflected in the table above have been reviewed and approved by the audit/compliance committee, and individuals who were not employees of the independent auditor performed none of the services.

## Shareholder Proposals for the 2014 Annual Meeting of Shareholders

If shareholders wish a proposal to be included in the company's proxy statement and form of proxy relating to the 2014 annual meeting of shareholders, they must deliver a written copy of their proposal to the principal executive offices of the company no later than December 9, 2013. To ensure prompt receipt by the company, the proposal should be sent certified mail, return receipt requested. Proposals must comply with the company's bylaws relating to shareholder proposals in order to be included in the company's proxy materials.

Any shareholder proposal to be made at an annual meeting, but which is not requested to be included in our proxy materials, must comply with our bylaws. Proposals must be delivered to our principal executive offices not later than 90 days in advance of the annual meeting.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

**(Mark One)**

☒ **Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the fiscal year ended December 31, 2012**

**Or**

☐ **Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the transition period from to**

**Commission file number: 000-28344**

# First Community Corporation
(Exact name of registrant as specified in its charter)

| **South Carolina** | **57-1010751** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **5455 Sunset Blvd., Lexington, South Carolina** | **29072** |
| (Address of principal executive offices) | (Zip Code) |

**803-951-2265**
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common stock, $1.00 par value per share | The NASDAQ Capital Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $23,976,112 based on the closing sale price of $8.00 on June 30, 2012, as reported on The NASDAQ Capital Market. 5,290,452 shares of the issuer's common stock were issued and outstanding as of March 23, 2013.

**Documents Incorporated by Reference**

| | |
|---|---|
| Proxy Statement for the Annual Meeting of Shareholders to be held on May 22, 2013. | Part III (Portions of Items 10-14) |

(This page has been left blank intentionally.)

## TABLE OF CONTENTS

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report, including information included or incorporated by reference in this document, contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other matters, the financial condition, results of operations, plans, objectives, future performance, and business of our Company. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "should," "will," "expect," "anticipate," "predict," "project," "potential," "continue," "assume," "believe," "intend," "plan," "forecast," "goal," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, without limitation, those described under the heading "Risk Factors" in this Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the Securities and Exchange Commission (the "SEC") and the following:

- credit losses as a result of, among other potential factors, declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors;
- the amount of our loan portfolio collateralized by real estate and weaknesses in the real estate market;
- restrictions or conditions imposed by our regulators on our operations;
- the adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods;
- examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for loan losses or write-down assets;
- reduced earnings due to higher other-than-temporary impairment charges resulting from additional decline in the value of our securities portfolio, specifically as a result of increasing default rates, and loss severities on the underlying real estate collateral;
- increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment, including governmental initiatives affecting the financial services industry;
- general economic conditions resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in access to funding or increased regulatory requirements with regard to funding;
- increased cybersecurity risk, including potential business disruptions or financial losses;
- changes in deposit flows;
- changes in technology;
- changes in monetary and tax policies;
- changes in accounting policies and practices;

- the rate of delinquencies and amounts of loans charged-off;
- the rate of loan growth in recent years and the lack of seasoning of a portion of our loan portfolio;
- our ability to maintain appropriate levels of capital;
- our ability to attract and retain key personnel;
- our ability to retain our existing clients, including our deposit relationships;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- loss of consumer confidence and economic disruptions resulting from terrorist activities; and
- other risks and uncertainties described under "Risk Factors" below.

Because of these and other risks and uncertainties, our actual future results may be materially different from the results indicated by any forward-looking statements. For additional information with respect to factors that could cause actual results to differ from the expectations stated in the forward-looking statements, see "Risk Factors" under Part I, Item 1A of this Annual Report on Form 10-K. In addition, our past results of operations do not necessarily indicate our future results. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

All forward-looking statements in this report are based on information available to us as of the date of this report. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee you that these expectations will be achieved. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

## PART I

### Item 1. Business.

#### General

First Community Corporation (the "Company"), a bank holding company registered under the Bank Holding Company Act of 1956, as amended, was incorporated under the laws of South Carolina in 1994 primarily to own and control all of the capital stock of First Community Bank (the "Bank"), which commenced operations in August 1995 as a national banking association. On October 1, 2012, the Bank converted from a national bank charter to a South Carolina state bank charter and the bank name was changed from First Community Bank, NA to First Community Bank. As a national bank, the Bank's primary federal regulator was the Office of the Comptroller of the Currency (the "OCC"). Subsequent to the conversion to a state bank charter, the Bank's primary federal regulator is the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is also regulated and examined by the South Carolina Board of Financial Institutions (the "S.C. Board").

On October 1, 2004, we completed our acquisition of DutchFork Bancshares, Inc. and its wholly-owned subsidiary, Newberry Federal Savings Bank. During the second quarter of 2006, we completed our acquisition of DeKalb Bankshares, Inc., the holding company for The Bank of Camden. On September 15, 2008, we completed the acquisition of two financial planning and investment advisory firms, EAH Financial Group and Pooled Resources, LLC. The Bank expanded its residential mortgage business unit with the acquisition of the assets of Palmetto South Mortgage Corporation ("Palmetto South"), effective July 31, 2011. Palmetto South, which operates as a division of the Bank, offers mortgage loan products for home purchase or refinance in the South Carolina market area. We engage in a commercial banking business from our main office in Lexington, South Carolina and our 11 full-service offices located in Lexington (two), Forest Acres, Irmo, Cayce-West Columbia, Gilbert, Chapin, Northeast Columbia, Prosperity, Newberry and Camden. We offer a wide-range of traditional banking products and services for professionals and small-to medium-sized businesses, including consumer and commercial, mortgage, brokerage and investment, and insurance services. We also offer online banking to our customers.

Our stock trades on The NASDAQ Capital Market under the symbol "FCCO".

#### Location and Service Area

The Bank is engaged in a general commercial and retail banking business, emphasizing the needs of small-to-medium sized businesses, professional concerns and individuals, primarily in Richland, Lexington, Kershaw and Newberry Counties of South Carolina and the surrounding areas. These counties, which we refer to as the "Midlands" region of South Carolina, had an estimated aggregate population of 756,239 (July 2011 estimates based on survey changes to 2010 U.S. Census data) and total deposits of approximately $15.3 billion as of June 30, 2012 according to the most recent data published by the FDIC. Lexington County, which is home to six of our Bank's branch offices, had a population of 267,129 (according July 2011 estimates) and total deposits of $3.4 billion as of June 30, 2012. As of December 31, 2012, approximately $232 million, or 48.8%, of our total deposits are located in Lexington County. Richland County, in which we have two branches, is the largest county in South Carolina with a population of 389,116 and total deposits of $10.9 billion as of June 30, 2012. Columbia, which is located within Richland County, is South Carolina's capital city and is geographically positioned in the center of the state between the industrialized Upstate region of South Carolina and the coastal city of Charleston. Intersected by three major interstate highways (I-20, I-77 and I-26), Columbia's strategic location has contributed greatly to its commercial appeal and growth.

We serve attractive banking markets with long-term growth potential and a well educated employment base that helps to support our diverse and relatively stable local economy. According to

2010 U.S. Census Data, Lexington, Richland, Kershaw and Newberry counties had median household incomes of $52,205, $47,922, $44,064 and $41,815, respectively, compared to $43,939 for South Carolina as a whole. The principal components of the economy within our market areas are service industries, government and education, and wholesale and retail trade. The largest employers in our market area, each of which employs in excess of 3,000 people, are Fort Jackson Army Post, the University of South Carolina, Palmetto Health Alliance, Blue Cross Blue Shield and Lexington Medical center. In addition, Amazon has built a distribution center that is expected to add approximately 2,000 full-time jobs to our market area when fully operational. The Company believes that this diversified economic base has reduced, and will likely continue to reduce, economic volatility in our market areas. Our markets have experienced steady economic and population growth over the past 10 years, and we expect that the area, as well as the service industry needed to support it, will continue to grow.

**Banking Services**

We offer a full range of deposit services that are typically available in most banks and thrift institutions, including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our principal market area at rates competitive to those offered in the area. In addition, we offer certain retirement account services, such as Individual Retirement Accounts ("IRAs"). All deposit accounts are insured by the FDIC up to the maximum amount allowed by law (currently, $250,000, subject to aggregation rules).

We also offer a full range of commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and the purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. We also make real estate construction and acquisition loans. We originate fixed and variable rate mortgage loans, substantially all of which are sold into the secondary market. Our lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the bank), in general, we are subject to a loans-to-one-borrower limit of an amount equal to 15% of the Bank's unimpaired capital and surplus, or 25% of the unimpaired capital and surplus if the excess over 15% is approved by the board of directors of the Bank and is fully secured by readily marketable collateral. As a result, our lending limit will increase or decrease in response to increases or decreases in the Bank's level of capital. Based upon the capitalization of the Bank at December 31, 2012, the maximum amount we could lend to one borrower is $9.2 million. In addition, we may not make any loans to any director, officer, employee, or 10% shareholder of the Company or the Bank unless the loan is approved by our board of directors and is made on terms not more favorable to such person than would be available to a person not affiliated with the Bank.

Other bank services include internet banking, cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We offer non-deposit investment products and other investment brokerage services through a registered representative with an affiliation through LPL Financial. We are associated with Jeannie, Star, and Plus networks of automated teller machines and MasterCard debit cards that may be used by our customers throughout South Carolina and other regions. We also offer VISA and MasterCard credit card services through a correspondent bank as our agent.

We currently do not exercise trust powers, but we can begin to do so with the prior approval of our primary banking regulators, the FDIC and the SCBFI.

**Competition**

The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions and money market mutual funds operating in Richland, Lexington, Kershaw and Newberry Counties and elsewhere. As of June 30, 2012, there were 24 financial institutions operating approximately 196 offices in Lexington, Richland, Kershaw and Newberry Counties. The competition among the various financial institutions is based upon a variety of factors, including interest rates offered on deposit accounts, interest rates charged on loans, credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits. Size gives larger banks certain advantages in competing for business from large corporations. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina. As a result, we do not generally attempt to compete for the banking relationships of large corporations, but concentrate our efforts on small-to-medium sized businesses and individuals. We believe we have competed effectively in this market by offering quality and personal service. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

**Market Share**

As of June 30, 2012, the most recent date for which market data is available, total deposits in the Bank's primary market area, Lexington, Richland, Kershaw and Newberry Counties, were over $15.2 billion. At June 30, 2012, our deposits represented 3.1% of the market.

**Employees**

As of December 31, 2012, we had 158 full-time employees. We believe that our relations with our employees are good.

## SUPERVISION AND REGULATION

Both the Company and the Bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

Following a 2012 on-site examination of the Bank, the OCC notified the Bank that, effective June 28, 2012, the Bank was no longer subject to the Formal Agreement that it entered into with the OCC in 2010. The OCC also notified the Bank that, effective June 28, 2012, it was no longer subject to the Individual Minimum Capital Ratios established for the Bank on February 24, 2010, which had required the Bank to maintain a Tier 1 leverage capital ratio of at least 8.00%, a Tier 1 risk-based capital ratio of at least 10.00%, and a total risk-based capital ratio of at least 12.00%. The general regulatory minimums to be well-capitalized are a Tier 1 leverage capital ratio of at least 5.00%, a Tier 1 risk-based capital ratio of at least 6.00%, and a total risk-based capital ratio of at least 10.00%. These regulatory capital ratios for the Bank were 10.34%, 16.87% and 18.12%, respectively, as of December 31, 2012. In addition, the Federal Reserve Bank of Richmond notified the Company that, effective July 10, 2012, the Company was no longer subject to the Memorandum of Understanding that it had entered into with the Federal Reserve Bank of Richmond in December of 2011 (which had terminated and replaced a Memorandum of Understanding entered into in June of 2010) (the "MOU").

**First Community Corporation**

We own 100% of the outstanding capital stock of the Bank, and therefore we are considered to be a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the "Federal Reserve Board") under the Bank Holding Company Act and its regulations promulgated there under. Moreover, as a bank holding company of a bank located in South Carolina, we also are subject to the South Carolina Banking and Branching Efficiency Act.

***Permitted Activities.*** Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

- banking or managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

As a bank holding company, we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complimentary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status, but may elect such status in the future as our business matures. If we were to elect in writing for financial holding company status, each insured depository institution we control would have to be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act ("CRA") (discussed below).

The Federal Reserve Board has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

***Change in Control.*** In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require Federal Reserve Board approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control will be rebuttably presumed to exist if a person acquires more than 33% of the total equity of a bank or bank holding company, of which it may own, control or have the power to vote not more than 15% of any class of voting securities.

***Source of Strength.*** There are a number of obligations and restrictions imposed by law and regulatory policy on bank holding companies with regard to their depository institution subsidiaries that are designed to minimize potential loss to depositors and to the FDIC insurance funds in the event that the depository institution becomes in danger of defaulting under its obligations to repay deposits. Under a policy of the Federal Reserve Board, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

The Federal Reserve Board also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities' additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

In addition, the "cross guarantee" provisions of the Federal Deposit Insurance Act ("FDIA") require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of our Bank.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

***Capital Requirements.*** The Federal Reserve Board imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the Bank and are described below under "First Community Bank—Capital Regulations." Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the Company. Our ability to pay dividends depends on, among other things, the Bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "First Community Bank—Dividends." We are also able to raise capital for contribution to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

***Dividends.*** Since the Company is a bank holding company, its ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve Board. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

In addition, since the Company is legal entity separate and distinct from the Bank and does not conduct stand-alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions as described below in "First Community Bank—Dividends."

***South Carolina State Regulation.*** As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the S.C. Board. We are not required to obtain the approval of the S.C. Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the S.C. Board's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

**First Community Bank**

As noted above, on October 1, 2012, the Bank converted from a national bank charter to a South Carolina state bank charter and the bank name was changed from First Community Bank, NA to First Community Bank. Subsequent to the conversion to a state bank charter, the Bank's primary federal regulator is the FDIC. In addition, the Bank is regulated and examined by the S.C. Board. Deposits in the Bank are insured by the FDIC up to a maximum amount of $250,000, pursuant to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") signed into law by the U.S. President on July 21, 2010. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category. In addition, the FDIC provided unlimited deposit insurance coverage for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts through December 31, 2012 through the Transaction Account Guarantee program. The Transaction Account Guarantee program expired as of January 1, 2013 and these accounts are now insured up to the maximum $250,000 noted above.

The S.C. Board and the FDIC regulate or monitor virtually all areas of the Bank's operations, including:

- security devices and procedures;
- adequacy of capitalization and loss reserves;
- loans;
- investments;
- borrowings;
- deposits;
- mergers;
- issuances of securities;
- payment of dividends;
- interest rates payable on deposits;
- interest rates or fees chargeable on loans;
- establishment of branches;
- corporate reorganizations;
- maintenance of books and records; and
- adequacy of staff training to carry on safe lending and deposit gathering practices.

The FDIC requires that the Bank maintain specified capital ratios of capital to assets and imposes limitations on the Bank's aggregate investment in real estate, bank premises, and furniture and fixtures. Two categories of regulatory capital are used in calculating these ratios—Tier 1 capital and total capital. Tier 1 capital generally includes common equity, retained earnings, a limited amount of qualifying preferred stock, and qualifying minority interests in consolidated subsidiaries, reduced by goodwill and certain other intangible assets, such as core deposit intangibles, and certain other assets. Total capital generally consists of Tier 1 capital plus Tier 2 capital, which includes the allowance for loan losses, preferred stock that did not qualify as Tier 1 capital, certain types of subordinated debt and a limited amount of other items.

The Bank is required to calculate three ratios: the ratio of Tier 1 capital to risk-weighted assets, the ratio of total capital to risk-weighted assets, and the "leverage ratio," which is the ratio of Tier 1 capital to assets on a non-risk-adjusted basis. For the two ratios of capital to risk-weighted assets, certain assets, such as cash and U.S. Treasury securities, have a zero risk weighting. Others, such as commercial and consumer loans, have a 100% risk weighting. Some assets, notably purchase- money loans secured by first-liens on residential real property, are risk-weighted at 50%. Assets also include amounts that represent the potential funding of off-balance sheet obligations such as loan commitments and letters of credit. These potential assets are assigned to risk categories in the same manner as funded assets. The total assets in each category are multiplied by the appropriate risk weighting to determine risk-adjusted assets for the capital calculations.

The minimum capital ratios for both the Company and the Bank are generally 8% for total capital, 4% for Tier 1 capital and 4% for leverage. To be eligible to be classified as "well capitalized," the Bank must generally maintain a total capital ratio of 10% or more, a Tier 1 capital ratio of 6% or more, and a leverage ratio of 5% or more. Certain implications of the regulatory capital classification system are discussed in greater detail below.

***Prompt Corrective Action.*** The FDICIA established a "prompt corrective action" program in which every bank is placed in one of five regulatory categories, depending primarily on its regulatory capital levels. The FDIC and the other federal banking regulators are permitted to take increasingly severe action as a bank's capital position or financial condition declines below the "Adequately Capitalized" level described below. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's leverage ratio reaches two percent. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The FDIC's regulations set forth five capital categories, each with specific regulatory consequences. The categories are:

- Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a Tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.
- Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a Tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.
- Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a Tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMEL rating system, a leverage capital ratio of less than 3%.
- Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a Tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.

- Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

If the FDIC determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If a bank is not well capitalized, it cannot accept brokered deposits without prior regulatory approval. In addition, a bank that is not well capitalized cannot offer an effective yield in excess of 75 basis points over interest paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank's normal market area. Moreover, the FDIC generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be categorized as undercapitalized. Undercapitalized institutions are subject to growth limitations (an undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action) and are required to submit a capital restoration plan. The agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with the capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of an amount equal to 5.0% of the depository institution's total assets at the time it became categorized as undercapitalized or the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is categorized as significantly undercapitalized.

Significantly undercapitalized categorized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become categorized as adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause a bank to become undercapitalized, it could not pay a management fee or dividend to the bank holding company.

In December 2010, the Basel Committee on Banking Supervision, an international forum for cooperation on banking supervisory matters, announced the "Basel III" capital rules, which set new capital requirements for banking organizations. On June 7, 2012, the Federal Reserve Board, the OCC, and the FDIC issued a joint notice of proposed rulemaking that would implement sections of the

Dodd-Frank Act that encompass certain aspects of Basel III with respect to capital and liquidity. On November 9, 2012, following a public comment period, the US federal banking agencies announced that the originally proposed January 1, 2013 effective date for the proposed rules was being delayed so that the agencies could consider operations and transitional issues identified in the large volume of public comments received. The proposed rules, if adopted, would lead to significantly higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. The ultimate impact of the US implementation of the new capital and liquidity standards on the Company and the Bank is currently being reviewed and is dependent on the terms of the final regulations, which may differ from the proposed regulations. At this point, the Company cannot determine the ultimate effect that any final regulations, if enacted, would have on its earnings or financial position. In addition, important questions remain as to how the numerous capital and liquidity mandates of the Dodd-Frank Act will be integrated with the requirements of Basel III.

***Standards for Safety and Soundness.*** The Federal Deposit Insurance Act also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the FDIC determines that the Bank fails to meet any standards prescribed by the guidelines, the agency may require the Bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDIC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

***Regulatory Examination.*** The FDIC also requires the Bank to prepare annual reports on the Bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate federal banking agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The federal banking regulatory agencies prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

- internal controls;
- information systems and audit systems;
- loan documentation;
- credit underwriting;
- interest rate risk exposure; and
- asset quality.

***Transactions with Affiliates and Insiders.*** The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company or its non-bank subsidiaries. The Company and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Board Regulation W.

Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank's capital and surplus and, as to all affiliates combined, to 20% of the Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The Bank is forbidden to purchase low quality assets from an affiliate.

Effective July 21, 2011, the Dodd-Frank Act expanded the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act will apply Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries will be eliminated. The Dodd-Frank Act will additionally prohibit an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus.

The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

***Dividends.*** The Company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the Bank. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

***Branching.*** Under current South Carolina law, the Bank may open branch offices throughout South Carolina with the prior approval of the S.C. Board. In addition, with prior regulatory approval, the Bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks, and interstate merging by banks. The Dodd-Frank Act removes previous state law restrictions on de novo interstate branching in states such as South Carolina. This change permits out-of-state banks to open de novo branches in states where the laws of the state where the de novo branch to be opened would permit a bank chartered by that state to open a de novo branch.

***Anti-Tying Restrictions.*** Under amendments to the Bank Holding Company Act and Federal Reserve Board regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

***Community Reinvestment Act.*** The CRA requires that the FDIC evaluate the record of the Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our Bank.

The Gramm-Leach-Bliley Act (the "GLBA") made various changes to the CRA. Among other changes, CRA agreements with private parties must be disclosed and annual CRA reports must be made available to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a satisfactory CRA rating in its latest CRA examination.

***Financial Subsidiaries.*** Under the GLBA, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

***Consumer Protection Regulations.*** Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the Bank also are subject to:

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

***Enforcement Powers.*** The Bank and its "institution-affiliated parties," including its management, employee's agent's independent contractors and consultants, such as attorneys and accountants, and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' powers to issue cease-and-desist orders have been expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

***Anti-Money Laundering.*** Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The Company and the Bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA Patriot Act, enacted in 2001 and renewed in 2006. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing cease and desist orders and money penalty sanctions against institutions found to be violating these obligations.

***USA PATRIOT Act/Bank Secrecy Act.*** Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The USA PATRIOT Act, amended, in part, the Bank Secrecy Act and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the U.S. Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and (iv) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations and requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the Federal Bureau of Investigation ("FBI") can send to the banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury (the "Treasury"), is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

***Privacy and Credit Reporting.*** Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. It is the Bank's policy not to disclose any personal information unless required by law. The OCC and the federal banking agencies have prescribed standards for maintaining the security and confidentiality of consumer information. The Bank is subject to such standards, as well as standards for notifying consumers in the event of a security breach.

Like other lending institutions, the Bank utilizes credit bureau data in its underwriting activities. Use of such data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act") permits states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the FACT Act.

*Check 21.* The Check Clearing for the 21st Century Act gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

- allowing check truncation without making it mandatory;
- demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;
- legalizing substitutions for and replacements of paper checks without agreement from consumers;
- retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;
- requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and
- requiring the re-crediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

***Effect of Governmental Monetary Policies.*** Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

***Insurance of Accounts and Regulation by the FDIC.*** The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the bank's regulatory authority an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

FDIC insured institutions are required to pay a Financing Corporation assessment to fund the interest on bonds issued to resolve thrift failures in the 1980s. The Financing Corporation quarterly assessment for the fourth quarter of 2012 equaled 1.75 basis points for each $100 of average consolidated total assets minus average tangible equity. These assessments, which may be revised based upon the level of deposits, will continue until the bonds mature in the years 2017 through 2019.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is not aware of any practice, condition or violation that might lead to termination of the Bank's deposit insurance.

***Incentive Compensation.*** In June 2010, the Federal Reserve Board, the FDIC and the OCC issued a comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

***Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises.*** The Congress, Treasury and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system.

In October 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. The EESA authorized Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in the Troubled Asset Relief Program ("TARP"). The Treasury also allocated $250 billion towards the TARP Capital Purchase Program ("CPP"), pursuant to which Treasury purchased debt or equity securities from participating institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications. The EESA also temporarily increased FDIC deposit insurance on most accounts from $100,000 to $250,000.

On November 21, 2008, as part of the CPP, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "CPP Purchase Agreement") with the Treasury, pursuant to which the Company sold (i) 11,350 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock") and (ii) a warrant (the "CPP Warrant") to purchase 195,915 shares of the Company's common stock for an aggregate purchase price of $11,350,000 in cash. The Series T Preferred Stock qualified as Tier 1 capital and was entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The CPP Warrant had a 10-year term and was immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $8.69 per share of the common stock.

On August 29, 2012, we repurchased $3.78 million of our Series T Preferred Stock from the Treasury through a modified Dutch auction process. This represented 3,780 shares of the original 11,350 shares of Series T Preferred Stock sold to the Treasury pursuant to the CPP. On October 8, 2012, we completed the repurchase of the remaining 7,570 shares of the Series T Preferred Stock from third party investors who bought the shares on August 29, 2012 in the Dutch auction conducted by the

Treasury. In addition, on October 25, 2012, the Treasury accepted our bid to repurchase the CPP Warrant to purchase 195,915 shares of our common stock. The repurchase price agreed upon was $297,500. The repurchase of the CPP Warrant from the Treasury completely eliminated its equity stake in the Company through the TARP CPP.

On February 17, 2009, the American Recovery and Reinvestment Act (the "Recovery Act") was signed into law in an effort to, among other things, create jobs and stimulate growth in the United States economy. The Recovery Act specifies appropriations of approximately $787 billion for a wide range of Federal programs and will increase or extend certain benefits payable under the Medicaid, unemployment compensation, and nutrition assistance programs. The Recovery Act also reduces individual and corporate income tax collections and makes a variety of other changes to tax laws. The Recovery Act also imposes certain limitations on compensation paid by participants in TARP.

The EESA and the Recovery Act have been followed by numerous actions by the Federal Reserve Board, Congress, U.S. Treasury, the SEC and others to address the liquidity and credit crisis that followed the recession that commenced in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and banks; the lowering of the federal funds rate; action against short-term selling practices, the temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector.

On July 21, 2010, the US President signed into law the Dodd-Frank Act. The Dodd-Frank Act created a fundamental restructuring of federal banking regulation. Among other things, the Dodd-Frank Act created a new Financial Stability Oversight Council to identify systemic risks in the financial system and gave federal regulators new authority to take control of and liquidate financial firms. The Dodd-Frank Act also created a new independent federal regulator to administer federal consumer protection laws. Many of the provisions of the Dodd-Frank Act have delayed effective dates and the legislation requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. Although the substance and scope of these regulations cannot be completely determined at this time, it is expected that the legislation and implementing regulations will increase the Company's operating and compliance costs. The following discussion summarizes certain significant aspects of the Dodd-Frank Act:

- The Dodd-Frank Act required the Federal Reserve to apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets, such as the Company. The Dodd-Frank Act also stipulated capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness practices.

- The Dodd-Frank Act permanently increased the maximum deposit insurance amount for financial institutions to $250,000 per depositor, and extended unlimited deposit insurance to noninterest bearing transaction accounts through December 31, 2012. The Dodd-Frank Act also broadened the base for FDIC insurance assessments, which are now based on a financial institution's average consolidated total assets less tangible equity capital. The Dodd-Frank Act required the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminated the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. Effective

July 21, 2011, the Dodd-Frank Act eliminated the federal statutory prohibition against the payment of interest on business checking accounts.

- The Dodd-Frank Act required publicly traded companies to give shareholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the date of enactment and at least every three years thereafter and on so-called "golden parachute" payments in connection with approvals of mergers and acquisitions unless previously voted on by shareholders. The legislation also authorized the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company's proxy materials. Additionally, the Dodd-Frank Act directed the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether the institution is publicly traded or not. The Dodd-Frank Act gave the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters.

- Effective July 21, 2011, the Dodd-Frank Act prohibited a depository institution from converting from a state to federal charter or vice versa while it is the subject of a cease and desist order or other formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter unless the appropriate federal banking agency gives notice of the conversion to the federal or state authority that issued the enforcement action and that agency does not object within 30 days. The notice must include a plan to address the significant supervisory matter. The converting institution must also file a copy of the conversion application with its current federal regulator which must notify the resulting federal regulator of any ongoing supervisory or investigative proceedings that are likely to result in an enforcement action and provide access to all supervisory and investigative information relating hereto.

- The Dodd-Frank Act authorized national and state banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted to branch. Previously, banks could only establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state. Accordingly, banks are able to enter new markets more freely.

- Effective July 21, 2012, the Dodd-Frank Act expanded the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act now applies Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. Historically, an exception has existed that exempts covered transactions between depository institutions and their financial subsidiaries from the 10% capital and surplus limitation set forth in Section 23A. However, the Dodd-Frank Act eliminated this exception for covered transactions entered into after July 21, 2012. Effective July 21, 2012, the Dodd-Frank Act also prohibited an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

- The Dodd-Frank Act required that the amount of any interchange fee charged by a debit card issuer with respect to a debit card transaction must be reasonable and proportional to the cost incurred by the issuer. Effective October 1, 2011, the Federal Reserve set new caps on interchange fees at $0.21 per transaction, plus an additional five basis-point charge per transaction to help cover fraud losses. An additional $0.01 per transaction is allowed if certain fraud-monitoring controls are in place. While the restrictions on interchange fees do not apply to banks that, together with their affiliates, have assets of less than $10 billion, such as the Bank, the restrictions could negatively impact bankcard income for smaller banks if the reductions that are required of larger banks cause industry-wide reduction of swipe fees.

- The Dodd-Frank Act created a new, independent federal agency called the Consumer Financial Protection Bureau ("CFPB"), which granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as the Bank, are subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act also authorized the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a "reasonable and good faith determination" that the consumer has a "reasonable ability" to repay the loan. In addition, the Dodd-Frank Act allowed borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. On January 13, 2013, the CFPB published final rules to, among other things, define "qualified mortgage" and specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan's monthly payments. For example, the rules extend the requirement that creditors verify and document a borrower's "income and assets" to include all "information" that creditors rely on in determining repayment ability. The rules also provide further examples of third-party documents that may be relied on for such verification, such as government records and check-cashing or funds-transfer service receipts. The new rules will take effect on January 10, 2014. The Dodd-Frank Act also permitted states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

In December 2010, the Basel Committee on Banking Supervision, an international forum for cooperation on banking supervisory matters, announced the "Basel III" capital rules, which set new capital requirements for banking organizations. On June 7, 2012, the Federal Reserve, the OCC, and the FDIC issued a joint notice of proposed rulemaking that would implement sections of the Dodd-Frank Act that encompass certain aspects of Basel III with respect to capital and liquidity. On November 9, 2012, following a public comment period, the US federal banking agencies announced that the originally proposed January 1, 2013 effective date for the proposed rules was being delayed so that the agencies could consider operations and transitional issues identified in the large volume of public comments received. The proposed rules, if adopted, would lead to significantly higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. The ultimate impact of the US implementation of the new capital and liquidity standards on the Company and the Bank is currently being reviewed and is dependent on the terms of the final regulations, which may differ from the proposed regulations. At this point the Company cannot determine the ultimate effect that any final regulations, if enacted, would have on its earnings or financial position. In addition, important questions remain as to how the numerous capital and liquidity mandates of the Dodd-Frank Act will be integrated with the requirements of Basel III.

Although it is likely that further regulatory actions will arise as the federal government attempts to address the economic situation, we cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

***Proposed Legislation and Regulatory Action.*** From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material effect on the business of the Company.

## Item 1A. Risk Factors.

Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks that have not been identified or which we believe are immaterial or unlikely. Shareholders should carefully consider the risks described below in conjunction with the other information in this Form 10-K and the information incorporated by reference in this Form 10-K, including our consolidated financial statements and related notes.

***Changes in the financial markets could impair the value of our investment portfolio.***

The investment securities portfolio is a significant component of our total earning assets. Total investment securities averaged $204.9 million in 2012, as compared to $205.7 million in 2011. This represents 37.0% and 37.4% of the average earning assets for the year ended December 31, 2012 and 2011, respectively. At December 31, 2012, the portfolio was 37.1% of earning assets. Turmoil in the financial markets could impair the market value of our investment portfolio, which could adversely affect our net income and possibly our capital.

Since the last half of 2007, the bond markets and many institutional holders of bonds have been under a great deal of stress partially as a result of the ongoing recessionary economic conditions. At December 31, 2012, we had mortgage-backed securities ("MBSs"), including collateralized mortgage obligations ("CMOs"), with a fair value of $112.1 million. Of these, approximately $109.4 million were issued by government sponsored enterprises ("GSEs") and $2.7 million by private label issuers. In 2008 and 2009, the private label MBSs and CMOs we own incurred rating agency downgrades, many to below investment grade. At December 31, 2012, four of our private label MBSs and CMOs with a carrying value of $1.6 million have been downgraded below investment grade.

Delinquencies on the underlying mortgages on all mortgage securities increased dramatically throughout 2008 through 2011and continue to remain at high levels at December 31, 2012. We monitor these investments on a monthly basis. Increasing delinquencies and defaults in the underlying mortgages have resulted in recognizing OTTI during 2009, 2010, 2011 and 2012(see Note 4 to the financial statements). In evaluating these securities for OTTI, we use assumptions relative to continued defaults rates, loss severities on the underlying collateral and prepayment speeds. Differences in actual experience and the assumptions used could result in a loss of earnings as a result of further OTTI charges, all of which could have a material adverse effect on our financial condition and results of operations.

Our other investments include municipal and corporate debt securities. As of December 31, 2012, we had municipal securities with an approximate fair value of $32.4 million and corporate debt and other securities with an approximate fair value of $2.4 million. At December 31, 2012 all of the municipal and corporate debt securities were rated investment grade. There is a risk that deterioration in the underlying issuer's financial condition or the underlying collateral could result in OTTI charges in future periods.

On September 7, 2008, the Treasury, the Federal Reserve Board and the Federal Housing Finance Agency ("FHFA") announced that FHFA was placing the Federal Home Loan Mortgage Corporation (the "FHLMC") under conservatorship. Due to these actions, we took an OTTI charge of $8.1 million in the third quarter of 2008 relating to the Freddie Mac preferred stock that we held. This charge, along with our second quarter of 2008 charge of $6.1 million related to our investment in preferred stock issued by Freddie Mac, eliminated any further direct material exposure in our investment portfolio to Freddie Mac equity securities.

As of December 31, 2012 and 2011, our securities, all of which are classified as "Available for Sale", which have unrealized losses were not considered to be "other than temporarily impaired," and we believe it is more likely than not we will be able to hold these until they mature or recover our current book value. We currently maintain substantial liquidity which supports our intent and ability to hold these investments until they mature, or until there is a market price recovery. However, if we were to cease to have the ability and intent to hold these investments until maturity or the market prices do not recover, and we were to sell these securities at a loss, it could adversely affect our net income and possibly our capital.

***Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.***

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

- the duration of the credit;
- credit risks of a particular customer;
- changes in economic and industry conditions; and
- in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

- an ongoing review of the quality, mix, and size of our overall loan portfolio;
- our historical loan loss experience;
- evaluation of economic conditions;
- regular reviews of loan delinquencies and loan portfolio quality; and
- the amount and quality of collateral, including guarantees, securing the loans.

There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

***We may have higher loan losses than we have allowed for in our allowance for loan losses.***

Our actual loan losses could exceed our allowance for loan losses. Our average loan size continues to increase and reliance on our historic allowance for loan losses may not be adequate. As of December 31, 2012, approximately 78.4% of our loan portfolio (excluding loans held for sale) is composed of construction (3.9%), commercial mortgage (68.2%) and commercial loans (6.3%). Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

***A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.***

A significant portion of our loan portfolio is secured by real estate. As of December 31, 2012, approximately 92.1% of our loans (excluding loans held for sale) had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A continued weakening of the real estate market in our primary market area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which could be exacerbated by potential climate change and may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

***We have a concentration of credit exposure in commercial real estate and challenges faced by the commercial real estate market could adversely affect our business, financial condition, and results of operations.***

As of December 31, 2012, we had approximately $237.0 million in loans outstanding to borrowers whereby the collateral securing the loan was commercial real estate, representing approximately 71.3% of our total loans outstanding as of that date. Approximately 31.9%, or $75.7 million, of this real estate are owner-occupied properties. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown 3.27%, or $7.5 million, since December 31, 2011. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

***Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.***

At December 31, 2012, commercial business loans comprised 6.3% of our total loan portfolio. Our commercial business loans are originated primarily based on the identified cash flow and general liquidity of the borrower and secondarily on the underlying collateral provided by the borrower and/or repayment capacity of any guarantor. The borrower's cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor.

***Negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.***

Negative developments in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of continuing uncertainty into 2013. As a result, commercial as well as consumer loan portfolio performances deteriorated at institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets and bank holding company stock prices in particular, have been negatively affected, as has in general the ability of banks and bank holding companies to raise capital or borrow in the debt markets. As a result, bank regulatory agencies have been active in responding to concerns and trends identified in examinations, including by issuing a historically high number of formal enforcement orders over the past three years. In addition, significant new federal laws and regulations relating to financial institutions have been adopted, including, without limitation, the EESA, the Recovery Act, and the Dodd-Frank Act. Furthermore, the potential exists for additional federal or state laws and regulations, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations by issuing formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation and bank examination practices in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

***There can be no assurance that recently enacted legislation will help stabilize the U.S. financial system.***

In response to the challenges facing the financial services sector, a number of regulatory and legislative actions have been enacted or announced. There can be no assurance that these government actions will achieve their purpose. The failure of the financial markets to stabilize, or a continuation or worsening of the current financial market conditions, could have a material adverse affect on our business, our financial condition, the financial condition of our customers, our common stock trading price, as well as our ability to access credit. It could also result in declines in our investment portfolio which could be "other-than-temporary impairments."

***Economic challenges, especially those affecting Lexington, Richland, Newberry, and Kershaw Counties and the surrounding areas, may reduce our customer base, our level of deposits, and demand for financial products such as loans.***

Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our markets of Lexington, Richland, Newberry, and Kershaw Counties and the surrounding area. The current economic downturn has negatively affected the markets in which we operate and, in turn, the size and quality of our loan portfolio. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally remain unfavorable, our business may not succeed. A continuation of the economic downturn or prolonged recession would likely result in reductions in the size of our loan portfolio and the continued deterioration of the quality of our loan portfolio and could reduce our level of deposits, which in turn would hurt our business. Interest received on loans represented approximately 79.8% of our interest income for the year ended December 31, 2012. If the economic downturn continues or a prolonged economic recession occurs in the economy as a whole, there may be less demand for new loans and borrowers will be less likely to repay their loans as scheduled. Moreover, in many cases the value of real e175.0state or other collateral that secures our loans has been adversely affected by the economic conditions and could continue to be negatively affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. A continued economic downturn could, therefore, result in losses that materially and adversely affect our business.

***Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.***

Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this important customer sector, our results of operations and financial condition and the value of our common stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers' businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

***We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract customers.***

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. These institutions offer some services, such as extensive and established branch networks, that we do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

***Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.***

The FDIC insures deposits at FDIC-insured depository institutions, such as the bank, up to applicable limits. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Recent market developments and bank failures significantly depleted the FDIC's Deposit Insurance Fund and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, banks are now assessed deposit insurance premiums based on the bank's average consolidated total assets, and the FDIC has modified certain risk-based adjustments, which increase or decrease a bank's overall assessment rate. This has resulted in increases to the deposit insurance assessment rates and thus raised deposit premiums for many insured depository institutions. If these increases are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities or otherwise negatively impact our operations.

***Changes in prevailing interest rates may reduce our profitability.***

Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest- earning assets, such as loans and MBSs, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, we believe it is more likely than not a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

***We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.***

Michael C. Crapps, our president and chief executive officer, has extensive and long-standing ties within our primary market area and substantial experience with our operations, and he has contributed significantly to our business. If we lose the services of Mr. Crapps, he would be difficult to replace and our business and development could be materially and adversely affected.

Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect our business strategy and seriously harm our business, results of operations, and financial condition.

***We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our Bank.***

We are subject to Federal Reserve Board regulation. Our Bank is subject to extensive regulation, supervision, and examination by the FDIC, the regulating authority that insures customer deposits, and the S.C. Board. Also, as a member of the Federal Home Loan Bank of Atlanta (the "FHLB"), our Bank must comply with applicable regulations of the Federal Housing Finance Board and the FHLB. Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our shareholders. Our Bank's activities are also regulated under consumer protection laws applicable to our lending, deposit, and other activities. A sufficient claim against our Bank under these laws could have a material adverse effect on our results of operations.

***We are exposed to further changes in the regulation of financial services companies.***

Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America and the General Assembly of the State of South Carolina. The agencies regulating the financial services industry also periodically adopt changes to their regulations. On July 21, 2010, the Dodd-Frank Act was signed into law. Pursuant to authority granted under the Dodd-Frank Act, effective on October 1, 2011, the Federal Reserve Board established new rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion. While we are not subject to the interchange fee restrictions, the new restrictions could negatively impact bank card services income for smaller banks if the reductions that are required of larger banks cause industry-wide reduction of swipe fees. On June 7, 2012, the Federal Reserve, the OCC, and the FDIC issued a joint notice of proposed rulemaking that would implement sections of the Dodd-Frank Act that encompass certain aspects of Basel III with respect to capital and liquidity. On November 9, 2012, following a public comment period, the US federal banking agencies announced that the originally proposed January 1, 2013 effective date for the proposed rules was being delayed so that the agencies could consider operations and transitional issued identified in the large volume of public comments received. The proposed rules, if adopted, would lead to significantly higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. See "Risk Factors—*The short-term and long-term impact of the changing regulatory capital requirements and anticipated new capital rules is uncertain*" below. It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business. We can provide no assurance regarding the manner in which any new laws and regulations will affect us. See "Risk Factors—*We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our Bank*" above.

***The short-term and long-term impact of the changing regulatory capital requirements and anticipated new capital rules is uncertain.***

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced an agreement to a strengthened set of capital requirements for internationally active banking organizations in the U.S. and around the world, known as Basel III. Basel III calls for increases in the requirements for minimum common equity, minimum Tier 1 capital and minimum total capital for certain systemically important financial institutions, to be phased in over time until fully phased in by January 1, 2019. Any regulations adopted for systemically significant institutions may also be applied to or otherwise impact other financial institutions such as the Company or the Bank.

Various provisions of the Dodd-Frank Act increase the capital requirements of bank holding companies, such as the Company, and non-bank financial companies that are supervised by the Federal Reserve Board. The leverage and risk-based capital ratios of these entities may not be lower than the leverage and risk-based capital ratios for insured depository institutions. In particular, bank holding companies, many of which have long relied on trust preferred securities as a component of their regulatory capital, will no longer be permitted to issue new trust preferred securities that count toward their Tier 1 capital. While the Basel III changes and other regulatory capital requirements will likely result in generally higher regulatory capital standards, it is difficult at this time to predict how any new standards will ultimately be applied to the Company and the Bank.

In addition, in the current economic and regulatory environment, regulators of banks and bank holding companies have become more likely to impose capital requirements on bank holding companies and banks that are more stringent than those required by applicable existing regulations.

The application of more stringent capital requirements for the Company and the Bank could, among other things, result in lower returns on invested capital, require the issuance of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements.

***Our historical operating results may not be indicative of our future operating results.***

We may not be able to sustain our historical rate of growth, and, consequently, our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

***We may be adversely affected by the soundness of other financial institutions.***

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by the bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the bank. Any such losses could have a material adverse affect on our financial condition and results of operations.

***We will face risks with respect to expansion through acquisitions or mergers.***

From time to time, we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

- the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target institution;
- the time and costs of evaluating new markets, hiring or retaining experienced local management, and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse effects on our results of operations; and
- the risk of loss of key employees and customers.

***Our underwriting decisions may materially and adversely affect our business.***

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. As of December 31, 2012, approximately $6.6 million of our loans, or 10.0% of our bank's regulatory capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which five loans totaling approximately $690 thousand had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan to value exceptions are set at 30% of our bank's capital. At December 31, 2012, $4.8 million of our commercial loans, or 7.3% of our bank's regulatory capital, exceeded the supervisory loan to value ratio. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio.

***We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if we rely on misleading information.***

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

***Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.***

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

Our ability to pay cash dividends may be limited by regulatory restrictions, by our Bank's ability to pay cash dividends to the Company and by our need to maintain sufficient capital to support our operations. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. If our Bank is not permitted to pay cash dividends to the Company, it is unlikely that we would be able to pay cash dividends on our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future.

***Our stock price may be volatile, which could result in losses to our investors and litigation against us.***

Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to: actual or anticipated variations in earnings, changes in analysts' recommendations or projections, our announcement of developments related to our businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and non-traditional competitors, news reports of trends, irrational exuberance on the part of investors, new federal banking regulations, and other issues related to the financial services industry. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources from our normal business.

***Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.***

Although our common stock is listed for trading on the NASDAQ Capital Market, the trading volume in our common stock is lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

***Economic and other circumstances may require us to raise capital at times or in amounts that are unfavorable to us. If we have to issue shares of common stock, they will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.***

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance. We cannot provide assurance that such financing will be available to us on acceptable terms or at all, or if we do raise additional capital that it will not be dilutive to existing shareholders.

If we determine, for any reason, that we need to raise capital, subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. Additionally, we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or from the perception that such sales could occur. If we issue preferred stock that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of our common stock could be adversely affected. Any issuance of additional shares of stock will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with any such offering will increase the total number of shares and may dilute the economic and voting ownership interest of our existing shareholders.

***A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.***

We rely heavily on communications and information systems to conduct our business. Information security risks for financial institutions such as ours have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, and terrorists, activists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting, and data processing systems, or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and as described below, cyber attacks.

As noted above, our business relies on our digital technologies, computer and email systems, software and networks to conduct its operations. Although we have information security procedures and controls in place, our technologies, systems, networks, and our customers' devices may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of our or our customers' or other third parties' confidential information. Third parties with whom we do business or that facilitate our business activities, including financial intermediaries, or vendors that provide service or security solutions for our operations, and other unaffiliated third parties, including the South Carolina Department of Revenue, which had customer records exposed in a 2012 cyber attack, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

While we have disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures tin the physical infrastructure or operating systems that support our businesses and clients, or cyber attacks or security breaches of the networks, systems or devices that our clients use to access our products and services could result in client attrition, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on our results of operations or financial condition.

***Negative public opinion surrounding our Company and the financial institutions industry generally could damage our reputation and adversely impact our earnings.***

Reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our company and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

***The change of control rules under Section 382 of the Internal Revenue Code could limit our ability to use net operating loss carryforwards to reduce future taxable income, if we were to undergo a change of control.***

We have net operating loss ("NOL") carryforwards for federal and state income tax purposes which, generally, can be used to reduce future taxable income. Our use of our NOL carryforwards would be limited, however, under Section 382 of the Internal Revenue Code, if we were to undergo a change in ownership of more than 50% of our capital stock over a three-year period as measured under Section 382 of the Internal Revenue Code. These complex changes of ownership rules generally focus on ownership changes involving shareholders owning directly or indirectly 5% or more of our stock, including certain public "groups" of shareholders as set forth under Section 382 of the Internal Revenue Code, including those arising from new stock issuances and other equity transactions.

Whether a change in ownership occurs in the future is largely outside of our control, and there can be no assurance that such a change will not occur. If we experience an ownership change, the resulting annual limit on the use of our NOL carryforwards (which generally would equal the product of the applicable federal long-term tax-exempt rate, multiplied by the value of our capital stock immediately before the ownership change, then increased by certain existing gains recognized within five years after the ownership change if we have a net built-in gain in our assets at the time of the ownership change) could result in a meaningful increase in our federal and state income tax liability in future years. Whether an ownership change occurs by reason of public trading in our stock is largely outside our control, and the determination of whether an ownership change has occurred is complex. No assurance can be given that we will not in the future undergo an ownership change that would have an adverse effect on the value of our stock.

**Item 1B. Unresolved Staff Comments.**

Not applicable.

**Item 2. Properties.**

*Lexington Property.* The principal place of business of both the Company and our Bank is located at 5455 Sunset Boulevard, Lexington, South Carolina 29072. This site, which is also the Bank's main office branch, is a 2.29 acre plot of land. The site was purchased for $576 thousand and the building costs were approximately $1.0 million. The branch operates in an 8,500 square foot facility located on this site.

In October 2000, the Bank acquired an additional 2.0 acres adjacent to the existing facility for approximately $300 thousand. This site was designed to allow for a 24,000 to 48,000 square foot facility at some future date. The Bank completed construction and occupied the 28,000 square foot administrative center in July 2006. The total construction cost for the building was approximately $3.4 million. The Lexington property is owned by the Bank.

*Forest Acres Property.* We operate a branch office facility at 4404 Forest Drive, Columbia, South Carolina 29206. The Forest Acres site is .71 acres. The banking facility is approximately 4,000 square feet with a total cost of land and facility of approximately $920 thousand. This property is owned by the Bank.

*Irmo Property.* We operate a branch office facility at 1030 Lake Murray Boulevard, Irmo, South Carolina 29063. The Irmo site is approximately one acre. The banking facility is approximately 3,200 square feet with a total cost of land and facility of approximately $1.1 million. This property is owned by the Bank.

*Cayce/West Columbia Property.* We operate a branch office facility at 506 Meeting Street, West Columbia, South Carolina, 29169. The Cayce/West Columbia site is approximately 1.25 acres. The banking facility is approximately 3,800 square feet with a total cost of land and facility of approximately $935 thousand. This property is owned by the Bank.

*Gilbert Property.* We operate a branch office at 4325 Augusta Highway Gilbert, South Carolina 29054. The facility is an approximate 3,000 square foot facility located on an approximate one acre lot. The total cost of the land and facility was approximately $768 thousand. This property is owned by the Bank.

*Chapin Office.* We operate a branch office facility at 137 Amicks Ferry Rd., Chapin, South Carolina 29036. The facility is approximately 3,000 square feet and is located on a three acre lot. The total cost of the facility and land was approximately $1.3 million. This property is owned by the Bank.

*Northeast Columbia.* We operate a branch office facility at 9822 Two Notch Rd., Columbia, South Carolina 29223. The facility is approximately 3,000 square feet and is located on a one acre lot. The total cost of the facility and land was approximately $1.2 million. This property is owned by the Bank.

*Prosperity Property.* We operate a branch office at 101 N. Wheeler Avenue, Prosperity, South Carolina 29127. This office was acquired in connection with the DutchFork merger. The banking facility is approximately 1,300 square feet and is located on a .31 acre lot. The total cost of the facility and land was approximately $175 thousand. This property is owned by the Bank. On December 27, 2012, we purchased 1.23 acres directly adjacent to the existing branch for $222 thousand. This additional land, along with existing property, will be used to replace the existing facility.

*Wilson Road.* We operate a branch office at 1735 Wilson Road, Newberry, South Carolina 29108. The banking office was acquired in connection with the DutchFork merger. This banking facility is approximately 12,000 square feet and is located on a 1.56 acre lot. Adjacent to the branch facility is a 13,000 square foot facility which was formerly utilized as the DutchFork operations center. The total cost of the facility and land was approximately $3.3 million. This property is owned by the Bank.

*Redbank Property.* We operate a branch office facility at 1449 Two Notch Road, Lexington, South Carolina 29073. This branch opened for operation on February 3, 2005. The facility is approximately 3,000 square feet and is located on a one acre lot. The total cost of the facility and land was approximately $1.3 million. This property is owned by the Bank.

*Camden Property.* We operate a branch office facility at 631 DeKalb Street, Camden, South Carolina 29020. This office was acquired in connection with the DeKalb merger. The facility is approximately 11,247 square feet and is located on a two acre lot. The total cost of the facility and land was approximately $2.2 million. This property is owned by the Bank.

*Highway 219 Property.* A .61 acre lot located on highway 219 in Newberry County was acquired in connection with the DutchFork merger. This lot may be used for a future branch location but no definitive plans have been made. The current value of this lot is approximately $250 thousand. This property is owned by the Bank.

**Item 3. Legal Proceedings.**

In the ordinary course of operations, we may be a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

**Item 4. Mine Safety Disclosures.**

None.

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.**

As of March 15, 2013, there were approximately 1,502 shareholders of record of our common stock. On January 15, 2003, our stock began trading on The NASDAQ Capital Market under the trading symbol of "FCCO." Prior to January 15, 2003, our stock was quoted on the OTC Bulletin Board under the trading symbol "FCCO.OB." The following table sets forth the high and low sales price information as reported by NASDAQ in 2012 and 2011, and the dividends per share declared on our common stock in each such quarter. All information has been adjusted for any stock splits and stock dividends effected during the periods presented.

| | High | Low | Dividends |
|---|---|---|---|
| **2012** | | | |
| Quarter ended March 31, 2012 | $8.00 | $5.98 | $0.04 |
| Quarter ended June 30, 2012 | $8.80 | $7.65 | $0.04 |
| Quarter ended September 30, 2012 | $8.60 | $7.84 | $0.04 |
| Quarter ended December 31, 2012 | $8.68 | $8.15 | $0.04 |
| **2011** | | | |
| Quarter ended March 31, 2011 | $6.75 | $5.40 | $0.04 |
| Quarter ended June 30, 2011 | $7.35 | $6.44 | $0.04 |
| Quarter ended September 30, 2011 | $7.00 | $6.17 | $0.04 |
| Quarter ended December 31, 2011 | $6.60 | $5.42 | $0.04 |

Notwithstanding the foregoing, the future dividend policy of the Company is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements, and general business conditions. Our ability to pay dividends is generally limited by the ability of the Bank to pay dividends to us. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board.

## Item 6. Selected Financial Data

| (Dollars in thousands except per share amounts) | As of or For the Years Ended December 31, 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| **Balance Sheet Data:** | | | | | |
| Total assets | $602,925 | $593,887 | $599,023 | $605,827 | $650,233 |
| Loans held for sale | 9,658 | 3,725 | — | — | — |
| Loans | 332,111 | 324,311 | 329,954 | 344,187 | 332,964 |
| Deposits | 474,977 | 464,585 | 455,344 | 449,576 | 423,798 |
| Total common shareholders' equity | 54,183 | 36,759 | 30,762 | 30,501 | 57,306 |
| Total shareholders' equity | 54,183 | 47,896 | 41,797 | 41,440 | 68,156 |
| Average shares outstanding, basic | 4,144 | 3,287 | 3,262 | 3,252 | 3,203 |
| Average shares outstanding, diluted | 4,172 | 3,287 | 3,262 | 3,252 | 3,203 |
| **Results of Operations:** | | | | | |
| Interest income | $ 23,002 | $ 25,526 | $ 27,511 | $ 30,981 | $ 33,008 |
| Interest expense | 5,428 | 7,209 | 9,374 | 13,104 | 15,810 |
| Net interest income | 17,574 | 18,317 | 18,137 | 17,877 | 17,198 |
| Provision for loan losses | 496 | 1,420 | 1,878 | 3,103 | 2,129 |
| Net interest income after provision for loan losses | 17,078 | 16,897 | 16,259 | 14,774 | 15,069 |
| Non-interest income (loss) | 7,929 | 5,710 | 3,017 | 3,543 | (10,056) |
| Securities gains (losses) | 26 | 575 | 827 | 1,489 | (28) |
| Non-interest expenses | 19,445 | 18,401 | 17,684 | 16,580 | 15,539 |
| Impairment of goodwill | — | — | — | 27,761 | — |
| Income (loss) before taxes | 5,588 | 4,781 | 2,419 | (24,535) | (10,554) |
| Income tax expense (benefit) | 1,620 | 1,457 | 565 | 696 | (3,761) |
| Net income (loss) | 3,968 | 3,324 | 1,854 | (25,231) | (6,793) |
| Amortization of warrants | 72 | 102 | 96 | 89 | 9 |
| Preferred stock dividends, including discount accretion and redemption costs | 604 | 568 | 568 | 567 | 62 |
| Net income (loss) available to common shareholders | 3,292 | 2,654 | 1,190 | (25,887) | (6,864) |
| **Per Share Data:** | | | | | |
| Basic earnings (loss) per common share | $ 0.79 | $ 0.81 | $ 0.36 | $ (7.95) | $ (2.14) |
| Diluted earnings (loss) per common share | 0.79 | 0.81 | 0.36 | (7.95) | (2.14) |
| Book value at period end | 10.37 | 11.11 | 9.41 | 9.38 | 17.76 |
| Tangible book value at period end | 10.23 | 10.83 | 9.14 | 8.92 | 8.50 |
| Dividends per common share | 0.16 | 0.16 | 0.16 | 0.24 | 0.32 |
| **Asset Quality Ratios:** | | | | | |
| Non-performing assets to total assets(4) | 1.45% | 2.16% | 2.20% | 1.38% | 0.39% |
| Non-performing loans to period end loans | 1.44% | 1.67% | 1.90% | 1.50% | 0.54% |
| Net charge-offs to average loans | 0.17% | 0.50% | 0.54% | 0.84% | 0.34% |
| Allowance for loan losses to period-end total loans | 1.39% | 1.45% | 1.49% | 1.41% | 1.38% |
| Allowance for loan losses to non-performing assets | 52.77% | 35.83% | 37.39% | 58.21% | 178.53% |
| **Selected Ratios:** | | | | | |
| *Return on average assets:* | | | | | |
| GAAP earnings (loss) | 0.55% | 0.44% | 0.20% | (3.90)% | (1.10)% |
| Operating earnings(3) | 0.55% | 0.44% | 0.20% | 0.39% | 0.48% |
| *Return on average common equity:* | | | | | |
| GAAP earnings (loss) | 7.40% | 7.98% | 3.73% | (49.66)% | (11.11)% |
| Operating earnings (loss)(3) | 7.40% | 7.98% | 3.73% | 4.98% | 4.82% |
| *Return on average tangible common equity:* | | | | | |
| GAAP earnings (loss) | 7.55% | 8.16% | 3.87% | (89.13)% | (21.60)% |
| Operating earnings (loss)(3) | 7.55% | 8.16% | 3.87% | 8.94% | 9.37% |
| Efficiency Ratio(1) | 74.82% | 75.55% | 73.07% | 73.47% | 72.74% |
| Noninterest income to operating revenue(2) | 31.16% | 25.55% | 17.48% | 21.97% | 19.78% |
| Net interest margin | 3.22% | 3.33% | 3.26% | 3.10% | 3.16% |
| Equity to assets | 8.99% | 8.06% | 6.97% | 6.84% | 10.48% |
| Tangible common shareholders' equity to tangible assets | 8.88% | 6.04% | 5.00% | 4.80% | 4.42% |
| Tier 1 risk-based capital | 17.33% | 15.33% | 13.73% | 12.41% | 12.58% |
| Total risk-based capital | 18.58% | 17.25% | 14.99% | 13.56% | 13.73% |
| Leverage | 10.63% | 9.40% | 8.79% | 8.41% | 8.28% |
| Average loans to average deposits(5) | 70.33% | 70.59% | 73.53% | 76.99% | 75.45% |

(1) The efficiency ratio is a key performance indicator in our industry. The ratio is computed by dividing non-interest expense, less goodwill impairment, by the sum of net interest income on a tax equivalent basis and non-interest income, net of any securities gains or losses and OTTI on securities. It is a measure of the relationship between operating expenses and earnings.

(2) Operating revenue is defined as net interest income plus noninterest income, excluding OTTI related to the write-down of FHLMC preferred shares in 2008.

(3) Constitutes a non-GAAP financial measure. Please see "Reconciliation of Non-GAAP Financial Measures" below.

(4) Includes non-accrual loans, loans > 90 days delinquent and still accruing interest and OREO.

(5) Includes loans held for sale.

***Reconciliations***

The following is a reconciliation for the five years ended December 31, 2012, of net income (loss) as reported for generally accepted accounting principles ("GAAP") and the non-GAAP measure referred to throughout our discussion of "operating earnings."

| | December 31, | | | | |
|---|---|---|---|---|---|
| **(Dollars in thousands)** | **2012** | **2011** | **2010** | **2009** | **2008** |
| Net income (loss), as reported (GAAP) | $3,968 | $3,324 | $1,854 | $(25,231) | $ (6,793) |
| Add: Income tax expense (benefit) | 1,620 | 1,457 | 565 | 696 | (3,761) |
| | 5,588 | 4,781 | 2,419 | (24,535) | (10,554) |
| Non-operating items: | | | | | |
| Goodwill impairment charge | — | — | — | 27,761 | — |
| Other-than-temporary-impairment on FHLMC preferred shares | — | — | — | — | 14,325 |
| Pre-tax operating earnings | 5,588 | 4,781 | 2,419 | 3,226 | 3,771 |
| Related income tax expense | 1,620 | 1,457 | 565 | 696 | 825 |
| Operating earnings, (net income, excluding non operating items) | $3,968 | $3,324 | $1,854 | $ 2,530 | $ 2,946 |

The following is a reconciliation for the five years ended December 31, 2012, of non-interest income (loss) as reported for GAAP and the non-GAAP measure referred to throughout our discussion regarding non-interest income (loss).

| **(Dollars in thousands)** | **2012** | **2011** | **2010** | **2009** | **2008** |
|---|---|---|---|---|---|
| Non-interest income (loss), as reported (GAAP) | $7,955 | $6,285 | $3,844 | $5,032 | $(10,084) |
| Non-operating items: | | | | | |
| Other-than-temporary-impairment charge | — | — | — | — | 14,325 |
| Operating non-interest income | $7,955 | $6,285 | $3,844 | $5,032 | $ 4,241 |

The following is a reconciliation for the five years ended December 31, 2011, of non-interest expense as reported for GAAP and the non-GAAP measure referred to throughout our discussion regarding non-interest expense.

| **(Dollars in thousands)** | **2012** | **2011** | **2010** | **2009** | **2008** |
|---|---|---|---|---|---|
| Non-interest expense, as reported (GAAP) | $19,445 | $18,401 | $17,684 | $44,341 | $15,539 |
| Non-operating items: | | | | | |
| Impairment of goodwill | — | — | — | 27,761 | — |
| Operating non-interest expense | $19,445 | $18,401 | $17,684 | $16,580 | $15,539 |

Our management believes that the non-GAAP measures above are useful because they enhance the ability of investors and management to evaluate and compare our operating results from period to period in a meaningful manner. These non-GAAP measures should not be considered as an alternative to any measure of performance as promulgated under GAAP, and investors should consider the OTTI charges in the second and third quarter of 2008 when assessing the performance of the company. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the company's results as reported under GAAP.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

### Overview

First Community Corporation is a one bank holding company headquartered in Lexington, South Carolina. We operate from our main office in Lexington, South Carolina, and our 11 full-service offices located in Lexington (two), Forest Acres, Irmo, Cayce-West Columbia, Gilbert, Chapin, Northeast Columbia, Prosperity, Newberry and Camden, South Carolina. During the second quarter of 2006, we completed our acquisition of DeKalb Bankshares, Inc., the holding company for The Bank of Camden. The merger added one office in Kershaw County located in the Midlands of South Carolina. During the fourth quarter of 2004, we completed our first acquisition of another financial institution when we merged with DutchFork Bancshares, Inc., the holding company for Newberry Federal Savings Bank. The merger added three offices in Newberry County. In 2007, our College Street office in Newberry was consolidated with our Wilson Road Office in Newberry. On September 15, 2008, the Company completed the acquisition of two financial planning and investment advisory firms, EAH Financial Group and Pooled Resources, LLC. In addition, the Bank expanded its residential mortgage business unit with the acquisition of the assets of Palmetto South Mortgage Corporation ("Palmetto South"), effective July 31, 2011. Palmetto South, which operates as a division of the Bank, offers mortgage loan products for home purchase or refinance in the South Carolina market area. We engage in a general commercial and retail banking business characterized by personalized service and local decision making, emphasizing the banking needs of small to medium-sized businesses, professional concerns and individuals.

The following discussion describes our results of operations for 2012, as compared to 2011 and 2010, and also analyzes our financial condition as of December 31, 2012, as compared to December 31, 2011. Like most community banks, we derive most of our income from interest we receive on our loans and investments. A primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2012, 2011 and 2010 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits and other borrowings.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion. The discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

**Recent Developments**

Following a 2012 on-site examination of the Bank, the OCC notified the Bank that, effective June 28, 2012, the Bank was no longer subject to the Formal Agreement that it entered into with the OCC in 2010. The OCC also notified the Bank that, effective June 28, 2012, it was no longer subject to the Individual Minimum Capital Ratios established for the Bank on February 24, 2010, which had required the Bank to maintain a Tier 1 leverage capital ratio of at least 8.00%, a Tier 1 risk-based capital ratio of at least 10.00%, and a total risk-based capital ratio of at least 12.00%. The general regulatory minimums to be well-capitalized are a Tier 1 leverage capital ratio of at least 5.00%, a Tier 1 risk-based capital ratio of at least 6.00%, and a total risk-based capital ratio of at least 10.00%. These regulatory capital ratios for the Bank were 10.34%, 16.87% and 18.12%, respectively, as of December 31, 2012. The Bank is well-capitalized for regulatory purposes. In addition, the Federal Reserve Bank of Richmond notified the Company that, effective July 10, 2012, the Company is no longer subject to the MOU that it had entered into with the Federal Reserve Bank of Richmond in December of 2011.

On July 27, 2012, the Company closed a public offering of common stock. The offering resulted in the issuance of a total of 1,875,000 shares of common stock at $8.00 per share, including 244,565 shares granted to the underwriters to cover overallotments, resulting in gross proceeds of $15 million. Net proceeds were approximately $13.8 million after deducting underwriting, discount, commissions and other estimated expenses.

On August 29, 2012, we repurchased $3.78 million of our Series T Preferred Stock from the Treasury through a modified Dutch auction process. This represented 3,780 shares of the original 11,350 shares of preferred stock sold to the Treasury in November 2008 pursuant to the TARP CPP. The remaining 7,570 shares of Series T Preferred Stock were purchased in this same auction by third party investors unrelated to the Company. The auction price was $982.83 per share, which we believe was the highest price paid through that date for a company's shares in the Treasury's TARP preferred stock auctions.

Between September 30, 2012 and October 8, 2012, we repurchased or redeemed the remaining shares of Series T Preferred Stock from the third party investors at par. The repurchase amount, including those repurchased directly from the Treasury, included related non-recurring expenses in the amount of $119 thousand including attorney costs, accounting costs, and Treasury underwriter costs. In addition, we recorded a charge for the remaining discount accretion of approximately $159 thousand.

On October 1, 2012, we completed a planned conversion from a national bank charter to a South Carolina state bank charter as a non-member bank. It is anticipated that this conversion will reduce certain regulatory examination costs in the future.

On October 25, 2012, the Treasury accepted our bid to repurchase the CPP Warrant to purchase 195,915 shares of our common stock issued to the Treasury pursuant to the TARP CPP. The repurchase price agreed upon was $297,500, and the transaction was completed in the fourth quarter of 2012. The settlement of the CPP Warrant completely eliminated the Treasury's equity stake in the Company through the TARP CPP.

On November 15, 2012, we redeemed the $2.5 million of outstanding subordinated debt at par which was issued in November 2011.

**Critical Accounting Policies**

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the notes to our consolidated financial statements in this report.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

The evaluation and recognition of other-than-temporary impairment ("OTTI") on certain investments including our private label mortgage-backed securities requires significant judgment and estimates. Some of the more critical judgments supporting the evaluation of OTTI include projected cash flows including prepayment assumptions, default rates and severities of losses on the underlying collateral within the security. Under different conditions or utilizing different assumptions, the actual OTTI recognized by us may be different from the actual amounts recognized in our consolidated financial statements. See Note 4 to the financial statements for the disclosure of certain of the assumptions used as well as OTTI recognized in the financial statements during the years ended December 31, 2012, 2011 and 2010.

**Results of Operations**

Our net income was $4.0 million, or $0.79 diluted earnings per common share, for the year ended December 31, 2012, as compared to net income of $3.3 million, or $0.81 diluted earnings per common share, for the year ended December 31, 2011. During 2012, we continued to control our growth in assets by reducing funding from FHLB borrowings and certificates of deposits greater than $100,000. We were able to grow loans (excluding loans held for sale) by $7.8 million from December 31, 2011 to December 31, 2012 despite the continued slow economic environment. Average loan balances increased slightly during 2012 to $331.6 million compared to $329.5 million in 2011.

Net interest income decreased $743 thousand in 2012 from $18.3 million in 2011. The decrease in net interest income is due to the continuation of historically low interest rates throughout 2011 and 2012. The net interest margin, on a tax equivalent basis, during 2012 was 3.22% as compared to 3.33% during 2011. See below under "Net Interest Income" and "Market Risk and Interest Rate Sensitivity" for a further discussion about the effect of the increase in net interest margin. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 2.95% in 2012 as compared to 3.11% in 2011. The provision for loan losses was $496 thousand in 2012 as compared to $1.4 million in 2011. The reduction in the provision for loan losses reflects lower net charge-offs and an improvement in our credit quality measures over the last year. Non-interest income was $8.0 million in 2012 as compared to $6.3 million in 2011. This increase was primarily due to increased mortgage origination fees as a result of the expansion of this business through the acquisition of Palmetto South Mortgage Corporation "PSMC" in the second half of 2011. Non-interest expense increased to $19.4 million in 2012 as compared to $18.4 million in 2011. As discussed below under "Non-interest income and expense," the increase is attributable to increases in salary and benefits of $1.6 million in 2012as compared to 2011.

Net interest income increased $180 thousand in 2011 from $18.1 million in 2010 to $18.3 million in 2011. The increase in net interest income was primarily due to the increase in the net interest margin in 2011 as compared to 2010. The impact of the improvement in net interest margin was somewhat offset by a decrease in average earning assets of $5.5 million from $556.0 million during 2010 to $550.5 million in 2011. The net interest margin, on a tax equivalent basis, during 2010 was 3.28%, as compared to 3.33% during 2011. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 3.11% in 2011, as compared to 3.01% in 2010. The provision for loan losses was $1.9 million in 2010 as compared to $1.4 million in 2011. Non-interest income was $3.8 million in 2010 as compared to $6.3 million in 2011. This increase is primarily due to lower other-than-temporary-impairment charges, and increases in both mortgage origination fees and fee income on investment advisory services and commission on sale of non-deposit products in 2011 as compared to 2010. Non-interest expense increased to $18.4 million in 2011 as compared to $17.7 million in 2010. As discussed below under "Non-interest income and expense," the increase is primarily attributable to increases in salary and benefits of $578 thousand in 2011 as compared to 2010.

**Net Interest Income**

Net interest income is our primary source of revenue. Net interest income is the difference between income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on our interest-earning assets and the rates paid on our interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

Net interest income totaled $17.6 million in 2012, $18.3 million in 2011 and $18.1 million in 2010. The yield on earning assets was 4.15%, 4.64%, and 4.95% in 2012, 2011 and 2010, respectively. The rate paid on interest-bearing liabilities was 1.20%, 1.53%, and 1.94% in 2012, 2011, and 2010, respectively. The fully taxable equivalent net interest margin was 3.22% in 2012, 3.33% in 2011 and 3.28% in 2010. Our loan to deposit ratio on average during 2012 was 70.3%, as compared to 70.6% during 2011 and 73.5% during 2010. Loans typically provide a higher yield than other types of earning assets, and thus, one of our goals is to grow the loan portfolio as a percentage of earning assets in order to improve the overall yield on earning assets and the net interest margin. At December 31, 2012, the loan (including held for sale) to deposit ratio was 71.9%.

The net interest margin decreased in 2012 as compared to 2011. Starting in early 2008 and continuing through 2012, interest rates have been at historic lows. The yield on earning assets decreased by 49 basis points and our cost of funds decreased by 33 basis points in 2012 as compared to 2011. This resulted in a decrease in our net interest spread of 16 basis points in 2012 as compared to 2011. Continued historically low interest rates have impacted our ability to reduce funding cost in relation in proportion to the decline in earning asset yields. As a result, we continued to control the growth of our balance sheet and increased our funding from lower cost sources (non-interest bearing transaction accounts, interest-bearing transaction accounts, money market accounts and savings deposits). During 2012, the average balance in these accounts increased by $26.0 million as compared to 2011. This change in the mix of funding sources has lessened the impact of the significant decline in our yield on earning assets. Our average borrowings and time deposits, which are typically the higher costing funding source, decreased $36.9 million and $18.6 million, respectively, in 2012 as compared to 2011. Throughout 2012, time deposits and borrowed funds represented 59.9% of our total interest bearing funding sources and in 2011 these balances represented 65.1% of our interest bearing funding sources.

The net interest margin showed slight improvement in 2011 as compared to 2010. The yield on earning assets decreased by 31 basis points and our cost of funds decreased by 41 basis points in 2011 as compared to 2010. This resulted in an increase in our net interest spread of 10 basis points in 2011 as compared to 2010. Close monitoring of time deposit pricing as well as reducing the level of borrowed funds enabled our cost of funds to decline more than the yield on earning assets between the two periods. Our average borrowings and time deposits, which are typically the higher costing funding source, decreased $18.6 million and $14.8 million, respectively, in 2011 as compared to 2010. During 2011, the average balance in the lower cost sources of funding increased by $26.9 million as compared to 2010. This change in the mix of funding sources contributed to the improvement in our margin between the two periods. Throughout 2011, time deposits and borrowed funds represented 65.1% of our total interest bearing funding sources and in 2010 these balances represented 70.3% of our interest bearing funding sources.

*Average Balances, Income Expenses and Rates.* The following table depicts, for the periods indicated, certain information related to our average balance sheet and our average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

| | Year ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2012 | | | 2011 | | | 2010 | | |
| (Dollars in thousands) | Average Balance | Income/ Expense | Yield/ Rate | Average Balance | Income/ Expense | Yield/ Rate | Average Balance | Income/ Expense | Yield/ Rate |
| **Assets** | | | | | | | | | |
| Earning assets | | | | | | | | | |
| Loans(1) | $331,564 | $18,361 | 5.54% | $329,534 | $19,110 | 5.80% | $337,143 | $19,851 | 5.89% |
| Securities | 204,926 | 4,557 | 2.22% | 205,744 | 6,342 | 3.08% | 194,426 | 7,566 | 3.89% |
| Other short-term investments(2) | 17,234 | 84 | 0.49% | 15,178 | 74 | 0.49% | 24,420 | 94 | 0.38% |
| Total earning assets | 553,724 | 23,002 | 4.15% | 550,456 | 25,526 | 4.64% | 555,989 | 27,511 | 4.95% |
| Cash and due from banks | 8,643 | | | 7,992 | | | 7,556 | | |
| Premises and equipment | 17,388 | | | 17,759 | | | 18,343 | | |
| Intangible assets | 832 | | | 740 | | | 1,189 | | |
| Other assets | 25,556 | | | 31,791 | | | 30,755 | | |
| Allowance for loan losses | (4,843) | | | (4,823) | | | (4,882) | | |
| Total assets | $601,300 | | | $603,915 | | | $608,950 | | |
| **Liabilities** | | | | | | | | | |
| Interest-bearing liabilities(2) | | | | | | | | | |
| Interest-bearing transaction accounts | $ 89,734 | 151 | 0.17% | $ 83,625 | 270 | 0.32% | $ 70,138 | 359 | 0.51% |
| Money market accounts | 52,575 | 153 | 0.29% | 48,802 | 209 | 0.43% | 44,293 | 307 | 0.69% |
| Savings deposits | 39,020 | 49 | 0.13% | 32,093 | 48 | 0.15% | 29,271 | 76 | 0.26% |
| Time deposits | 198,392 | 2,769 | 1.40% | 219,737 | 4,046 | 1.84% | 238,297 | 5,539 | 2.32% |
| Other borrowings | 71,926 | 2,306 | 3.21% | 87,460 | 2,636 | 3.01% | 102,282 | 3,093 | 3.02% |
| Total interest-bearing liabilities | 451,647 | 5,428 | 1.20% | 471,717 | 7,209 | 1.53% | 484,281 | 9,374 | 1.94% |
| Demand deposits | 91,737 | | | 82,572 | | | 76,485 | | |
| Other liabilities | 5,469 | | | 5,286 | | | 5,269 | | |
| Shareholders' equity | 52,447 | | | 44,340 | | | 42,915 | | |
| Total liabilities and shareholders' equity | $601,300 | | | $603,915 | | | $608,950 | | |
| Net interest spread | | | 2.95% | | | 3.11% | | | 3.01% |
| Net interest income/margin | | $17,574 | 3.17% | | $18,317 | 3.33% | | $18,137 | 3.26% |
| Net interest margin (tax equivalent)(3) | | | 3.22% | | | 3.33% | | | 3.28% |

(1) All loans and deposits are domestic. Average loan balances include non-accrual loans and loans held for sale.

(2) The computation includes federal funds sold, securities purchased under agreement to resell and interest bearing deposits.

(3) Based on 32.5% marginal tax rate.

The following table presents the dollar amount of changes in interest income and interest expense attributable to changes in volume and the amount attributable to changes in rate. The combined effect in both volume and rate, which cannot be separately identified, has been allocated proportionately to the change due to volume and due to rate.

| | 2012 versus 2011 Increase (decrease) due to | | | 2011 versus 2010 Increase (decrease) due to | | |
|---|---|---|---|---|---|---|
| (In thousands) | Volume | Rate | Net | Volume | Rate | Net |
| **Assets** | | | | | | |
| Earning assets | | | | | | |
| Loans | $ 117 | $ (866) | $ (749) | $(428) | $ (313) | $ (741) |
| Investment securities | (25) | (1,759) | (1,784) | 420 | (1,645) | (1,225) |
| Other short-term investments | 10 | 0 | 10 | (41) | 21 | (20) |
| Total earning assets | 151 | (2,674) | (2,523) | (277) | (1,709) | (1,986) |
| Interest-bearing liabilities | | | | | | |
| Interest-bearing transaction accounts | 18 | (137) | (119) | 60 | (149) | (89) |
| Money market accounts | 18 | (74) | (56) | 36 | (134) | (98) |
| Savings deposits | 9 | (8) | 1 | 7 | (35) | (28) |
| Time deposits | (366) | (911) | (1,277) | (407) | (1,086) | (1,493) |
| Other short-term borrowings | (515) | 186 | (329) | (447) | (11) | (458) |
| Total interest-bearing liabilities | (323) | (1,457) | (1,780) | (250) | (1,916) | (2,166) |
| Net interest income | | | $ (743) | | | $ 180 |

**Market Risk and Interest Rate Sensitivity**

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. The risk of loss can be measured in either diminished current market values or reduced current and potential net income. Our primary market risk is interest rate risk. We have established an Asset/Liability Management Committee ("ALCO") to monitor and manage interest rate risk. The ALCO monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on our net interest income. The ALCO has established policy guidelines and strategies with respect to interest rate risk exposure and liquidity.

A monitoring technique employed by us is the measurement of our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Also, asset/liability modeling is performed to assess the impact varying interest rates and balance sheet mix assumptions will have on net interest income. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. Neither the "gap" analysis or asset/liability modeling are precise indicators of our interest sensitivity position due to the many factors that affect net interest income including, the timing, magnitude and frequency of interest rate changes as well as changes in the volume and mix of earning assets and interest-bearing liabilities.

The following table illustrates our interest rate sensitivity at December 31, 2012.

*Interest Sensitivity Analysis*

| (Dollars in thousands) | Within One Year | One to Three Years | Three to Five Years | Over Five Years | Total |
|---|---|---|---|---|---|
| Assets | | | | | |
| Earning assets | | | | | |
| Loans(1) | 111,690 | $117,750 | $ 77,724 | $ 20,153 | $327,317 |
| Loans Held for Sale | 9,658 | — | — | — | 9,658 |
| Securities(2) | 78,971 | 45,833 | 26,013 | 51,636 | 202,453 |
| Federal funds sold, securities purchased under agreements to resell and other earning assets | 7,021 | — | — | — | 7,021 |
| Total earning assets | 207,340 | 163,583 | 103,737 | 71,789 | 546,449 |
| Liabilities | | | | | |
| Interest bearing liabilities | | | | | |
| Interest bearing deposits | | | | | |
| NOW accounts | 20,798 | 34,152 | 14,007 | 28,014 | 96,971 |
| Money market accounts | 13,476 | 18,866 | 5,390 | 16,171 | 53,903 |
| Savings deposits | 8,220 | 6,165 | 4,110 | 22,605 | 41,100 |
| Time deposits | 109,369 | 47,086 | 29,020 | 2 | 185,477 |
| Total interest-bearing deposits | 151,863 | 106,269 | 52,527 | 66,792 | 377,451 |
| Other borrowings | 31,411 | 4,094 | 20,096 | 12,107 | 67,708 |
| Total interest-bearing liabilities | 183,274 | 110,363 | 72,623 | 78,899 | 445,159 |
| Period gap | $ 24,067 | $ 53,220 | $ 31,114 | $ (7,110) | $101,291 |
| Cumulative gap | $ 24,067 | $ 77,287 | $108,401 | $101,291 | $101,291 |
| Ratio of cumulative gap to total earning assets | 4.40% | 14.14% | 19.84% | 18.54% | 18.54% |

(1) Loans classified as non-accrual as of December 31, 2012 are not included in the balances.

(2) Securities based on amortized cost.

We entered into a five year interest rate swap agreement on October 8, 2008. The swap agreement has a $10.0 million notional amount. We receive a variable rate of interest on the notional amount based on a three month LIBOR rate and pay a fixed rate interest of 3.66%. The contract was entered into to protect us from the negative impact of rising interest rates. Our exposure to credit risk is limited to the ability of the counterparty to make potential future payments required pursuant to the agreement. Our exposure to market risk of loss is limited to the changes in the market value of the swap between reporting periods. At December 31, 2012 and 2011, the fair value of the contract was a negative $338 thousand and $602 thousand, respectively. The fair value adjustment during each reporting period is recognized in other income. For the years ended December 31, 2012, 2011 and 2010, the adjustment reflected in earnings amounted to ($58) thousand, $(166) thousand and $(581) thousand, respectively. The fair value of the contract is the present value, over the remaining term of the contract, of the difference between the estimated swap rate, for the remaining term, at the reporting date multiplied by the notional amount and the fixed interest rate of 3.66% multiplied by the notional amount of the contract. The interest rate swap contract expires on October 8, 2013.

Through simulation modeling, we monitor the effect that an immediate and sustained change in interest rates of 100 basis points and 200 basis points up and down will have on net-interest income over the next 12 months. Based on the many factors and assumptions used in simulating the effect of changes in interest rates, the following table estimates the hypothetical percentage change in net interest income at December 31, 2012 and 2011 over the subsequent 12 months. At December 31, 2012, we are slightly asset sensitive. As a result, our modeling reflects improvement in our net interest income in a rising rate environment. In a declining rate environment, the model reflects a significant decline in net interest income. This primarily results from the current level of interest rates being paid on our interest bearing transaction accounts as well as money market accounts. The interest rates on these accounts are at a level where they cannot be repriced in proportion to the change in interest rates. The increase and decrease of 100 and 200 basis points assume a simultaneous and parallel change in interest rates along the entire yield curve.

*Net Interest Income Sensitivity*

| Change in short-term interest rates | Hypothetical percentage change in net interest income December 31, 2012 | 2011 |
|---|---|---|
| +200bp | 6.52% | 3.05% |
| +100bp | 3.83% | 2.06% |
| Flat | — | — |
| −100bp | −9.05% | −7.48% |
| −200bp | −13.58% | −12.91% |

We also perform a valuation analysis projecting future cash flows from assets and liabilities to determine the Present Value of Equity ("PVE") over a range of changes in market interest rates. The sensitivity of PVE to changes in interest rates is a measure of the sensitivity of earnings over a longer time horizon. At December 31, 2012 and 2011, the PVE exposure in a plus 200 basis point increase in market interest rates was estimated to be 7.53% and 2.70%, respectively. During 2012 and 2011, the improvement in the PVE to rising rates is a result of two factors. The first is the change in the mix of our funding sources as noted above in the "Net Interest Income" section above. The other significant impact results from changes in certain assumption in our interest rate risk model in 2011. During 2011, we performed an internal analysis of our deposit products as it relates to repricing and decay assumptions on certain deposit products. This study resulted in lengthening the average life and decay rates of our deposit products from what had been modeled in prior periods. The change in assumptions was not run for prior periods as the change in these assumptions has no impact on the results of operations or financial position.

**Provision and Allowance for Loan Losses**

At December 31, 2012, the allowance for loan losses amounted to $4.6 million, or 1.39% of loans (excludes loans held for sale), as compared $4.7 million, or 1.45% of loans, at December 31, 2011. Our provision for loan loss was $496 thousand for the year ended December 31, 2012, as compared to $1.4 million and $1.9 million for the years ended December 31, 2011 and 2010, respectively. The provision is made based on our assessment of general loan loss risk and asset quality. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight and concentrations of credit. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period, especially considering the overall weakness in the commercial real estate market in our market areas.

We perform an analysis quarterly to assess the risk within the loan portfolio. The portfolio is segregated into similar risk components for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. Historical loss ratios are calculated by product type and by regulatory credit risk classification (See Note 5—Loans). The annualized weighted average loss ratios over the last 24 months for loans classified substandard, special mention and pass have been approximately 3.55%, 1.43% and 0.19%, respectively. The allowance consists of an allocated and unallocated allowance. The allocated portion is determined by types and ratings of loans within the portfolio. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio and compensates for uncertainty in estimating the loan losses. As a result of the economic downturn beginning in 2008 and continuing through 2012, real estate values have been dramatically impacted. With our loan portfolio consisting of a large percentage of real estate secured loans we, like most financial institutions, continue to experience higher delinquencies and problem loans from pre 2008 historical levels. Non-performing assets were $13.2 million (2.20% of total assets) at December 31, 2010, $12.8 million (2.16% of total assets) at December 31, 2011, and $8.8 million (1.45% of total assets) at December 31, 2012. While we continue to experience moderation in this ratio as evidenced by the decline as of December 31, 2012 compared to December 31, 2011, and we believe these ratios are favorable in comparison to current industry results nationally and specifically in our local markets, we continue to be concerned about the impact of this economic environment on our customer base of local businesses and professionals. As noted below in the "Allocation of the Allowance for Loan Losses" table, the unallocated portion of the allowance as a percentage of the total allowance has grown over the last several years. The allocated portion of the allowance is based on historical loss experience as well as certain qualitative factors as explained above. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio and compensates for uncertainty in estimating the loan losses. The unallocated portion of the allowance is composed of factors based on management's evaluation of various conditions that are not directly measured in the estimation of probable losses through the experience formula or specific allowances. The unallocated allowance of the portfolio is primarily identified through discussions with senior credit management and through consideration of various portfolio specifics and other uncertainties outside of our markets that could impact the risk inherent in the portfolio. These include factors such as uncertainty as to a sustainable economic recovery, ongoing global debt crisis and sustained levels of high national unemployment. Given these uncertainties in economic conditions and particularly real estate valuations, we do not believe it would be prudent to reduce substantially the overall level of our allowance at this time. The unallocated portion as a percentage of the loan portfolio has grown recently, primarily as a result of higher historical loss periods dropping out of our overall analysis accompanied by a relatively flat loan portfolio. As economic conditions show sustainable improvement, we believe the unallocated portion of the allowance should decrease as a percentage of the total allowance. In the near term, however, this percentage may continue to increase slightly.

Our Company has a significant portion of its loan portfolio with real estate as the underlying collateral. At December 31, 2012 and 2011, approximately 92.0% of the loan portfolio had real estate collateral (see Note 15 to financial statements for concentrations of credit). When loans, whether commercial or personal, are granted, they are based on the borrower's ability to generate repayment cash flows from income sources sufficient to service the debt. Real estate is generally taken to reinforce the likelihood of the ultimate repayment and as a secondary source of repayment. During this economic cycle many borrowers' traditional income sources have been impacted negatively and real estate values have dropped significantly. We continue to work closely with all our borrowers that are experiencing economic problems as a result of this cycle and believe we have the processes in place to monitor and identify problem credits. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period. The allowance is also subject to examination and testing for adequacy by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions. Such regulatory agencies could require us to adjust our allowance based on information available to them at the time of their examination.

At December 31, 2012, 2011, and 2010, we had non-accrual loans in the amount of $4.7 million, $5.4 million and $5.9 million, respectively. Nonaccrual loans at December 31, 2012 consisted of 23 loans. All of these loans are considered to be impaired, are substantially all real estate-related, and have been measured for impairment under the fair value of the collateral method. We consider a loan to be impaired when, based upon current information and events, it is believed that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Such fair values are obtained using independent appraisals, which we consider to be level 2 inputs. The aggregate amount of impaired loans was $6.2 million and $9.4 million for the years ending December 31, 2012 and 2011, respectively. The non-accrual loans range in size from $1 thousand to $1.4 million. The largest relationship is in the amount of $1.4 million with a mortgage on an owner occupied commercial business located in the midlands of South Carolina.

In addition to the non-accrual loans that are considered to be impaired, we have nine loans totaling $1.5 million that are classified as troubled debt restructurings but are accruing loans as of December 31, 2012. The largest relationship consists of two loans totaling $595 thousand. The real estate securing these two loans is currently under contract to be sold by the borrower. (See Note 5, Loans, to the consolidated financial statements for additional disclosures related to impaired loans and troubled debt restructurings.) There were $2.6 million, $3.2 million, and $2.4 million in loans delinquent 30 to 89 days at December 31, 2012, 2011 and 2010, respectively. There were $55 thousand, $25 thousand and $373 thousand in loans greater than 90 days delinquent and still accruing interest at December 31, 2012, 2011 and 2010, respectively.

Our management continuously monitors non-performing, classified and past due loans to identify deterioration regarding the condition of these loans. We have identified three relationships in the amount of $2.3 million, which are current as to principal and interest at December 31, 2012 and not included in non-performing assets, that could be potential problem loans. Each of these loans is real estate-related, and the loans range in size from $300 thousand to $800 thousand. They have been identified as potential problems based on our review that their traditional sources of cash flow may have been impacted and that they may ultimately not be able to service the debt. These loans are continually monitored and are considered in our overall evaluation of the adequacy of our allowance for loan losses.

The following table summarizes the activity related to our allowance for loan losses.

*Allowance for Loan Losses*

| (Dollars in thousands) | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Average loans and loans held for sale outstanding | $331,564 | $329,534 | $337,143 | $337,743 | $318,954 |
| Loans and loans held for sale outstanding at period end | $341,769 | $328,036 | $329,954 | $344,187 | $332,964 |
| Total nonaccrual loans | $ 4,715 | $ 5,403 | $ 5,890 | $ 4,136 | $ 1,757 |
| Loans past due 90 days and still accruing | $ 55 | $ 25 | $ 373 | $ 1,022 | $ 59 |
| Beginning balance of allowance | $ 4,699 | $ 4,911 | $ 4,854 | $ 4,581 | $ 3,530 |
| Loans charged-off: | | | | | |
| Construction and development loans | — | — | — | 1,402 | — |
| 1 - 4 family residential mortgage | 126 | 465 | 1,273 | 450 | 763 |
| Non-farm non-residential mortgage | 187 | 498 | 223 | 117 | — |
| Multifamily residential | 93 | 84 | — | — | — |
| Home equity | — | 285 | 187 | 107 | 16 |
| Commercial | 258 | 265 | 125 | 700 | 271 |
| Installment & credit card | 44 | 62 | 91 | 174 | 90 |
| Overdrafts | 34 | 37 | 50 | 34 | 110 |
| Total loans charged-off | 742 | 1,696 | 1,949 | 2,984 | 1,250 |
| Recoveries: | | | | | |
| 1 - 4 family residential mortgage | 85 | 5 | 43 | 9 | 41 |
| Non-farm non-residential mortgage | — | — | 2 | 8 | — |
| Home equity | 3 | 5 | 9 | 4 | 4 |
| Commercial | 42 | 31 | 32 | 73 | 52 |
| Installment & credit card | 25 | 10 | 19 | 54 | 18 |
| Overdrafts | 13 | 13 | 23 | 6 | 57 |
| Total recoveries | 168 | 64 | 128 | 154 | 172 |
| Net loans charged off | 574 | 1,632 | 1,821 | 2,830 | 1,078 |
| Provision for loan losses | 496 | 1,420 | 1,878 | 3,103 | 2,129 |
| Balance at period end | $ 4,621 | $ 4,699 | $ 4,911 | $ 4,854 | $ 4,581 |
| Net charge-offs to average loans | 0.17% | 0.50% | 0.54% | 0.84% | 0.34% |
| Allowance as percent of total loans | 1.39% | 1.45% | 1.49% | 1.41% | 1.38% |
| Non-performing loans as % of total loans | 1.44% | 1.67% | 1.90% | 1.50% | .55% |
| Allowance as % of non-performing loans | 96.88% | 86.60% | 78.41% | 94.11% | 252.26% |

The following table presents an allocation of the allowance for loan losses at the end of each of the past five years. The allocation is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount is available to absorb losses occurring in any category of loans.

*Allocation of the Allowance for Loan Losses*

| | 2012 | | 2011 | | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Dollars in thousands** | **Amount** | **% of loans in category** | **Amount** | **% of loans in category** | **Amount** | **% of loans in category** | **Amount** | **% of loans in category** | **Amount** | **% of loans in category** |
| Commercial, Financial and Agricultural | $ 338 | 6.3% | $ 331 | 6.4% | $ 681 | 6.2% | $ 634 | 6.6% | $ 681 | 8.3% |
| Real Estate Construction | — | 3.9% | — | 3.6% | 905 | 3.2% | 1,331 | 5.8% | 1,319 | 8.7% |
| Real Estate Mortgage: | | | | | | | | | | |
| Commercial | 1,322 | 68.2% | 1,475 | 67.9% | 1,404 | 66.2% | 1,522 | 62.2% | 1,641 | 57.7% |
| Residential | 235 | 11.7% | 514 | 11.8% | 465 | 14.1% | 243 | 14.8% | 289 | 15.7% |
| Consumer | 417 | 9.9% | 578 | 10.3% | 414 | 10.3% | 133 | 10.6% | 100 | 9.6% |
| Unallocated | 2,309 | N/A | 1,801 | N/A | 1,042 | N/A | 991 | N/A | 551 | N/A |
| Total | $4,621 | 100.0% | $4,699 | 100.0% | $4,911 | 100.0% | $4,854 | 100.0% | $4,581 | 100.0% |

Accrual of interest is discontinued on loans when we believe, after considering economic and business conditions and collection efforts that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest, which has been accrued on the loan but remains unpaid, is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

## Noninterest Income and Expense

*Noninterest Income.* A significant source of noninterest income is service charges on deposit accounts. We also originate fixed rate residential loans on a servicing released basis in the secondary market. These loans are fixed rate residential loans that are originated in our name. These loans have locked in price commitments to be purchased by investors at the time of closing. Therefore, these loans present very little market risk for the Company. We typically deliver to, and receive funding from, the investor within 30 days. Other sources of noninterest income are derived from investment advisory fees and commissions on non-deposit investment products, bankcard fees, ATM/debit card fees, commissions on check sales, safe deposit box rent, wire transfer and official check fees. Non-interest income increased from $6.3 million in 2011 to $8.0 million in 2012. Deposit service charges decreased by $248 thousand in 2012 as compared to 2011, primarily as a result of changes to Regulation E that became effective July 1, 2010 required that customers affirmatively opt in to our overdraft protection program. To the extent customers who had previously utilized this product did not opt in, these changes have resulted in reduced fees resulting from ATM and point of sale transactions. It is expected that this regulatory change, along with other proposals or recommendations related to overdraft protection programs including mandated limitations on the number of items an institution can charge within established time frames, as well as, the order in which items presented for payment must be processed on accounts, could reduce deposit service charge fees in the future. Mortgage origination fees increased by $2.2 million to $4.2 million in 2012 from $2.0 million in 2011. As previously noted, the addition of Palmetto South as of July 31, 2011 was a significant contributor to the increased mortgage fees in the third and fourth quarters of 2011 and throughout the entire year of 2012. Historically low interest rates continued to impact the level of refinancing activity during 2012. Investment advisory fees and non-deposit commissions decreased to $651 thousand in 2012 as compared to $767 thousand in 2011. An increased focus on this source of revenue should enable us to reverse this decline in 2013 and thereafter.

During the years ended December 31, 2012 and 2011, we sold certain non-agency MBSs that were rated below investment grade. In 2012, we sold eight below investment grade non-agency MBSs and one investment grade corporate security with a total book value of approximately $11.7 million. The loss on the sales amounted to approximately $2.1 million and was offset by gains of the approximate same amount from the sale of certain agency MBSs and municipal securities. The sales in 2011 also related primarily to the sale of certain non-agency MBSs that had been downgraded to below investment grade. The sales of below investment grade and the other investment securities resulted in net gains of $26 thousand and $575 thousand in 2012 and 2011, respectively. The proceeds were reinvested in our investment portfolio, primarily in securities with a risk rating of 20% or less. During the year ended December 31, 2012, we incurred OTTI charges of $200 thousand (credit component) on certain non-agency MBSs that were sold as part of the transactions noted above. This compares to OTTI charges in 2011 of $297 thousand (see Note 4—Investment Securities to our Consolidated Financial Statements for further information). The sales as well as the OTTI charges in 2012 and 2011 continued to significantly reduce the level of securities on our balance sheet that are rated below investment grade. At December 31, 2012, there were four remaining investments in our portfolio rated below investment grade with a carrying value of $1.6 million. During the year ended December 31, 2012 and 2011, we prepaid FHLB advances in the amount of $6.0 million and $10.7 million, respectively. We incurred losses in the amount of $217 thousand and $188 thousand during 2012 and 2011, respectively, as a result of the prepayment of these advances.

During 2012, we recorded a negative fair value adjustment on an interest rate swap with a notional amount of $10.0 million in the amount of $58 thousand as compared to a negative $166 thousand in 2011. The interest rate swap was entered into in 2008 to protect assets and liabilities from the negative impact in a rising interest rate environment (See "Market Risk and Interest Rate Sensitivity" discussion). This swap expires on October 8, 2013.

Deposit service charges decreased by $65 thousand in 2011 as compared to 2010. As previously discussed, changes to Regulation E that became effective July 1, 2010 required that customers affirmatively opt in to our overdraft protection program. To the extent customers who had previously utilized this product did not opt in, these changes have resulted in reduced fees resulting from ATM and point of sale transactions. Mortgage origination fees increased by $939 thousand to $1.9 million in 2011 from $1.0 million in 2010. The addition of Palmetto South as of July 31, 2011 was a significant contributor to the increased mortgage fees in the third and fourth quarters of 2011. Investment advisory fees and non-deposit commissions increased to $767 thousand in 2011 as compared to $501 thousand in 2010. This increase results from a continued effort and emphasis placed on this revenue source, as well as an overall increase in the assets under management. For the year ended December 31, 2011, we had net gains on the sale of securities in the amount of $575 thousand, as compared to $827 thousand in the comparable period of 2010. The net gains related primarily to the sale of certain non-agency MBSs that had been downgraded by the rating agencies to below investment grade, other investment grade non-agency MBSs, agency MBSs and shares of FHLMC preferred stock. The FHLMC preferred stock was previously written down in 2008 as a result of FHLMC being placed into conservatorship. These sales were initiated to reduce the level of securities on our balance sheet that were rated below investment grade. The cash generated from these transactions was reinvested in our investment portfolio, primarily in securities with a risk rating of 20% or less. During 2010, we restructured a portion of our available-for-sale investments. During the second quarter of 2010, we sold a CDO and realized a loss in the amount of $1.7 million. Approximately $41.0 million in available-for-sale GSE bonds and MBSs were sold that realized a gain of approximately $1.7 million. In the third and fourth quarters of 2010, we sold two corporate securities, certain non-taxable municipal securities and other GSE securities and realized gains of $711 thousand. The sales and resulting net gains during the last half of 2010 were a result of our desire to restructure the portfolio to better position us for a rising rate environment as well as investing in securities that have a lower regulatory risk weighting such as GNMA mortgage-backed securities and SBA pools.

Other than temporary impairment ("OTTI") charges (credit component) were $297 thousand in 2011 as compared to $1.6 million in 2010. The 2011 OTTI charges were taken on four below investment grade private label MBSs. In 2010, OTTI charges of $477 thousand (credit component) were realized on nine private label mortgage backed securities and $1.1 million on one pooled trust preferred security.

During 2011, we recorded a negative fair value adjustment on an interest rate swap with a notional amount of $10.0 million in the amount of $166 thousand. This compares to a negative fair value adjustment of $581 thousand during 2010. The interest rate swap was entered into in 2008 to protect assets and liabilities from the negative impact in a rising interest rate environment (See "Market Risk and Interest Rate Sensitivity" discussion). In 2011, we realized a loss on early extinguishment of debt in the amount of $188 thousand. "Other" non-interest income increased by $253 thousand in 2011 as compared to 2010. The increase primarily relates to increases in ATM surcharge and debit card exchange fees of $220 thousand. This results from an increase in number of new transaction accounts as well as increased usage of our debit card product by existing customers. During 2010, we realized fee income related to ATM and debit card usage, to include interchange fees, of approximately $840 thousand as compared to $1.0 million in 2011.

*Noninterest Expense.* In the very competitive financial services industry, we recognize the need to place a great deal of emphasis on expense management and continually evaluate and monitor growth in discretionary expense categories in order to control future increases. Noninterest expense increased from $18.4 million in 2011 to $19.4 million in 2012. Salary and benefit expense increased $1.7 million from $9.5 million in the 2011 to $11.2 million in 2012. At December 31, 2011, we had 157 full time equivalent employees as compared to 158 full time employees at December 31, 2012. As a result of the Palmetto South acquisition in the third quarter of 2011, we added approximately 10 full time equivalent employees. The compensation paid to most of these employees is variable based on mortgage origination fees generated. Having the Palmetto South employees for the entire year of 2012, normal salary adjustments and increased health insurance cost account for the majority of the increase in salary and benefit cost in 2012 as compared to 2011. FDIC insurance assessments decreased $292 thousand in 2012 as compared 2011. During the second quarter of 2011, the FDIC changed the assessment from a deposit base to an asset based calculation. The impact to community banks in our asset range was to generally lower the amount of our assessment. This change in assessment, in addition to the lifting of the previously mentioned formal agreement, resulted in the lower FDIC premiums in 2012. In November 2009, all insured institutions with limited exceptions were required to prepay insurance assessments for a three-year period. Our prepayment made in December 2009 amounted to approximately $2.9 million. At December 31, 2012, the remaining prepaid insurance assessment amounted to $350 thousand and is included in "Other assets". Other real estate expenses increased by $170 thousand in 2012, as compared to 2011. This increase results from a write-down on real estate previously acquired for a potential future branch site to its estimated fair value. The write down on this property was $170 thousand.

Salary and benefit expense increased $578 thousand from $8.9 million in the 2010 to $9.5 million in 2011. At December 31, 2010, we had 147 full time equivalent employees as compared to 157 full time employees at December 31, 2011. The increase in number of full time equivalent employees, as well as normal salary adjustments made for 2011, account for the increase in salary and benefit expense in 2011 as compared to 2010. As previously noted, we acquired Palmetto South on July 31, 2011, which is the primary contributor to the increase in the number of full time equivalent employees in 2011 as compared to 2010. ATM/debit card processing expense increased by $58 thousand in 2011 as compared to 2010. This increase is a result of increased number of accounts as well as higher utilization by existing customers of the debit card product. FDIC insurance assessments decreased $114 thousand in 2011 as compared 2010. As noted above in the second quarter of 2011 the FDIC changed the assessment from a deposit base to an asset based calculation which resulted in lowering the amount of our assessment.

The following table sets forth for the periods indicated the primary components of noninterest expense:

| (In thousands) | Year ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Salary and employee benefits | $11,152 | $ 9,520 | $ 8,942 |
| Occupancy | 1,358 | 1,289 | 1,229 |
| Equipment | 1,168 | 1,147 | 1,162 |
| Marketing and public relations | 478 | 452 | 402 |
| ATM/debit card processing | 479 | 472 | 414 |
| Supplies | 138 | 178 | 150 |
| Telephone | 297 | 307 | 302 |
| Courier | 72 | 66 | 63 |
| Correspondent services | 168 | 193 | 97 |
| FDIC/FICO premium | 597 | 889 | 1,003 |
| Insurance | 209 | 213 | 220 |
| Other real estate expenses | 1,010 | 840 | 823 |
| Professional fees | 745 | 1,040 | 1,068 |
| Loss on limited partnership interest | 194 | 119 | 119 |
| Postage | 172 | 174 | 181 |
| Director fees | 312 | 319 | 264 |
| Amortization of intangibles | 204 | 517 | 621 |
| Other | 692 | 666 | 624 |
| | $19,445 | $18,401 | $17,684 |

**Income Tax Expense**

Income tax expense for 2012 was $1.6 million as compared to income tax expense for the year ended December 31, 2011 of $1.5 million and $565 thousand for the year ended December 31, 2010 (see note—14 'Income Taxes" to the Consolidated Financial Statements for additional information). We recognize deferred tax assets for future deductible amounts resulting from differences in the financial statement and tax bases of assets and liabilities and operating loss carry forwards. A valuation allowance is then established to reduce the deferred tax asset to the level that it is more likely than not that the tax benefit will be realized. At December 31, 2012, there is a deferred tax valuation allowance of $132 thousand primarily related to a capital loss carryforward that will likely expire prior to being realized. Contribution carry forwards of approximately $710 thousand expired in 2010 and the related valuation allowance in the amount of $241 thousand was reversed. As of December 31, 2012 we have a tax net loss carryforward of approximately $6.2 million. The carryforward expires in 2032. See Note 14, Income Taxes, to the financial statements for a reconciliation of the tax expense. It is anticipated that our effective tax rate for 2013 will be between 28% and 31%.

**Financial Position**

Assets totaled $602.9 million at December 31, 2012 as compared to $593.9 million at December 31, 2011, an increase of $9.0 million. Over the last three years, we have successfully controlled balance sheet growth by paying down FHLB advances as they mature or prepaying the advances when the pricing and our liquidity were favorable. Loans at December 31, 2011 were $324.3 million as compared to $332.1 million (excluding loans held for sale) at December 31, 2012. We funded in excess of $49.7 million of new loan production in 2012. At December 31, 2011, loans accounted for 59.9% of earning assets, as compared to 60.0% at December 31, 2011. The loan-to-deposit ratio at December 31, 2012 was 69.9% as compared to 69.8% at December 31, 2011. During 2011, we began to close and fund loans originated for sale, in the secondary market, in the name of the Bank. These loans are generally held for less than thirty days and have locked in purchase commitments by investors prior to closing. Prior to 2011, the loans originated for sale were closed and funded in the investors name and therefore were not reflected on our balance sheet. At December 31, 2012, loans held for sale amounted to $9.7 million as compared to $3.7 at December 31, 2011. Investment securities were $206.0 million at December 31, 2012 as compared to $206.7 million at December 31, 2011. Short-term federal funds sold and interest-bearing bank balances were $7.0 million at December 31, 2012 compared to $5.9 million at December 31, 2011. Deposits increased by $10.4 million to $475.0 million at December 31, 2012 as compared to $464.6 million at December 31, 2011. At December 31, 2012, we had no brokered certificates of deposits. As previously discussed due to the current economic cycle and the significant emphasis by regulators and the investment community on tangible capital, regulatory capital ratios and overall liquidity, we attempted to control the growth of our balance sheet throughout 2011 and 2012. We have focused on growing our pure deposit base (deposits excluding time deposits) while continuing to fund soundly underwritten loans. As a result non-interest bearing, NOW, money market and savings deposits grew by $35.4 million in 2012 while time deposits declined by $25.0 million. During 2011 and 2012, we sold certain non-agency MBSs that had previously been downgraded by the rating agencies to below investment grade, other investment grade non-agency MBSs, agency MBSs and shares of FHLMC preferred stock. The FHLMC preferred stock had previously been written down in 2008 as a result of FHLMC being placed into conservatorship. These sales served to significantly reduce the level of securities on our balance sheet that are rated below investment grade (see Note 5, Investment Securities, for further information). As of December 31, 2012, the total book value of securities (four securities) rated below investment grade in our portfolio amounted to $1.6 million. As previously noted, management continues to monitor the remaining portfolio with a high degree of scrutiny. There can be no assurance that we will not conclude in future periods that conditions existing at that time indicate some or all of these securities are other than temporarily impaired, which would require a charge to earnings in such period. We do not consider any of our investments to have additional other-than-temporary impairment in excess of amounts previously recognized at December 31, 2012.

Shareholders' equity totaled $54.2 million at December 31, 2012, as compared to $47.9 million at December 31, 2011. As previously noted, on July 27, 2012, the Company closed a public offering of common stock. The offering resulted in the issuance of a total of 1.875 million shares of common stock at $8.00 per share, resulting in gross proceeds of $15 million. Net proceeds were approximately $13.8 million after deducting underwriting, discount, commissions and other estimated expenses. The proceeds were used to repurchase the 11,350 outstanding shares of our Series T Preferred Stock originally issued to the Treasury pursuant to the TARP CPP. In addition, on October 25, 2012, the Treasury accepted our bid to repurchase the CPP Warrant issued to the Treasury pursuant to the TARP CPP. The repurchase price was $297,500. The repurchase of the CPP Warrant was closed on November 1, 2012. The net proceeds were also used to redeem the $2.5 million of outstanding subordinated debt at par on November 15, 2012, which was originally issued in November 2011. The balance of the proceeds from the public offering will be used for general corporate purposes, including contributing a portion of the proceeds to the Bank as additional capital if it may be needed to support organic growth and, potentially, opportunistic acquisitions that meet our investment criteria.

Net income available to common shareholders less dividend payments to common shareholders resulted in retained deficit decreasing to $14.9 million as of December 31, 2012. Due to the low interest rate environment and the continued reduction in below investment grade securities, accumulated other comprehensive income increased from $1.3 million at December 31, 2011 to $2.4 million at December 31, 2012.

### Earning Assets

#### Loans and loans held for sale

Loans typically provide higher yields than the other types of earning assets. During 2012, loans accounted for 59.9% of average earning assets. The loan portfolio (including held-for-sale) averaged $329.5 million in 2011 as compared to $331.6 million in 2012. Quality loan portfolio growth continues to be a strategic focus in 2013 and thereafter. Associated with the higher loan yields are the inherent credit and liquidity risks, which we attempt to control and counterbalance. One of our goals as a community bank has, and continues to be, to grow our assets through quality loan growth by providing credit to small and mid-size businesses, as well as individuals within the markets we serve. In 2012, we funded new loans (excluding loans originated for sale) of approximately $49.7 million as compared to $46.5 million in 2011. Loan production and portfolio growth rates continue to be impacted by the current slow economic cycle, as borrowers are less inclined to leverage their corporate and personal balance sheets. However, we remain committed to meeting the credit needs of our local markets. A continuation of the slow recovery from recessionary national and local economic conditions, as well as deterioration of asset quality within our Company, could significantly impact our ability to grow our loan portfolio. Significant increases in regulatory capital expectations beyond the traditional "well capitalized" ratios and significantly increased regulatory burdens could impede our ability to leverage our balance sheet and expand the loan portfolio.

The following table shows the composition of the loan portfolio by category:

| | December 31, | | | | |
|---|---|---|---|---|---|
| (In thousands) | 2012 | 2011 | 2010 | 2009 | 2008 |
| Commercial, financial & agricultural | $ 20,924 | $ 20,608 | $ 20,555 | $ 22,758 | $ 27,833 |
| Real estate: | | | | | |
| Construction | 13,052 | 11,767 | 10,540 | 19,972 | 28,832 |
| Mortgage—residential | 38,892 | 38,337 | 46,684 | 50,985 | 52,423 |
| Mortgage—commercial | 226,575 | 220,288 | 218,298 | 214,178 | 191,832 |
| Consumer: | | | | | |
| Home equity | 27,173 | 27,976 | 27,747 | 28,824 | 23,872 |
| Other | 5,495 | 5,335 | 6,130 | 7,470 | 8,172 |
| Total gross loans | 332,111 | 324,311 | 329,954 | 344,187 | 332,964 |
| Allowance for loan losses | (4,621) | (4,699) | (4,911) | (4,854) | (4,581) |
| Total net loans | $327,490 | $319,612 | $325,043 | $339,333 | $328,383 |

In the context of this discussion, a real estate mortgage loan is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in the Company's market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan components. Generally, we limit the loan-to-value ratio to 80%. The principal components of our loan portfolio at year-end 2012 and 2011 were commercial mortgage loans in the amount of $226.6 million and $220.3 million, representing 68.1% and 67.9% of the portfolio, respectively. Significant portions of these commercial mortgage loans are made to finance owner-occupied real estate. We continue to maintain a conservative philosophy regarding our underwriting guidelines, and believe it will reduce the risk elements of the loan portfolio through strategies that diversify the lending mix.

The repayment of loans in the loan portfolio as they mature is a source of liquidity. The following table sets forth the loans maturing within specified intervals at December 31, 2012.

**Loan Maturity Schedule and Sensitivity to Changes in Interest Rates**

| | December 31, 2012 | | | |
|---|---|---|---|---|
| (in thousands) | One Year or Less | Over one Year Through Five Years | Over five years | Total |
| **Commercial, financial and agricultural** | $ 5,287 | $ 14,648 | $ 989 | $ 20,924 |
| **R/E-Construction** | 11,762 | 157 | 1,133 | 13,052 |
| **All other loan** | 50,966 | 199,213 | 47,956 | 298,135 |
| | **$68,015** | **$214,018** | **$50,078** | **$332,111** |
| **Loans maturing after one year with:** | | | | |
| **Variable Rate** | | | | **$ 45,299** |
| **Fixed Rate** | | | | **218,797** |
| | | | | **$264,096** |

The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity.

**Investment Securities**

The investment securities portfolio is a significant component of our total earning assets. Total investment securities averaged $204.9 million in 2012, as compared to $205.7 million in 2011. This represents 37.0% and 37.4% of the average earning assets for the year ended December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, our investment securities portfolio amounted to $206.0 million and $206.7 million, respectively.

Beginning in 2008 and continuing into 2012, the bond markets and many institutional holders of bonds came under a great deal of stress partially as a result of increasing delinquencies in the mortgage lending market. As of December 31, 2012, we own total MBSs and CMOs with an amortized cost of $110.4 million and an approximate fair value of $112.1 million. These included securities with an amortized cost of $107.3 million and approximate fair value of $109.4 million issued by GSEs. The contractual cash flows of the investments are guaranteed by the GSE. Accordingly, it is expected that the securities would not be settled at a price less than our amortized cost.

Also included in our MBS and CMO portfolio are PLMBSs with an amortized cost of $3.1 million and approximate fair value of $2.7 million at December 31, 2012. During the second quarter of 2008, we implemented a leverage strategy whereby we acquired approximately $63.2 million in certain non-agency MBSs and CMOs. All of the mortgage assets acquired in this transaction were classified as prime or ALT-A securities and represented the senior or super-senior tranches of the securities. The assets acquired as part of this strategy were classified as held-to-maturity in the investment portfolio. Due to the significant spreads on these securities, they were all purchased at discounts. Starting in early 2009, many of these securities acquired in the leverage strategy, as well as others that were owned prior to 2008, began to be downgraded by the various rating agencies. Beginning in 2011 and 2012, we began selling the majority of these downgraded securities. At December 31, 2012, there are only four CUSIPs remaining that have been downgraded below investment grade. The carrying value of these remaining securities is $1.6 million at December 31, 2012. We continue to perform an internal detailed analysis on each CUSIP on a quarterly basis. The analysis includes stressing each security using various assumptions for conditional default rate (CDR), prepayment speeds (CPR) and severities of loss on underlying collateral once it is liquidated. For the year ended December 31, 2012, we recognized impairment charges on four PLMBS investments whereby the credit component was $200 thousand recognized through earnings (see Note 5 to the financial statements). For the year ended December 31, 2011, we recognized the credit impairment charges of $297 thousand as the credit component on nine PLMBS securities through earnings. Our exposure to future losses resulting from OTTI has been greatly reduced as result of the overall reduction through the sale of the majority of these investments.

The following table summarizes the PLMBSs portfolio by credit rating as of December 31, 2012. The rating reflects the lowest rating by any major rating agency.

**(Dollars in thousands)**

| Credit Rating | Number of CUSIPs | Par Value | Amortized Cost | Fair Value |
|---|---|---|---|---|
| AA | 2 | $ 264 | $ 264 | $ 268 |
| A1 | 1 | 380 | 380 | 374 |
| A3 | 1 | 320 | 320 | 318 |
| A | 2 | 72 | 72 | 71 |
| BBB | 1 | 231 | 231 | 225 |
| Baa1 | 1 | 71 | 71 | 72 |
| Baa2 | 1 | 97 | 97 | 96 |
| Below Investment Grade | 4 | 2,008 | 1,653 | 1,291 |
| Total | 13 | $3,443 | $3,088 | $2,715 |

The current rating process does not adequately consider what the holder paid for the bond or the impact that they are multi-obligor securities. This can cause an entire security to be rated below investment grade even though a majority of the underlying obligors are paying timely on the underlying obligation. We believe that the robust monitoring process that we have in place allows us to properly evaluate the credit risk underlying these securities and record any further OTTI in a timely manner.

We held no other debt securities rated below investment grade at December 31, 2012. At December 31, 2012, the estimated weighted average life of the investment portfolio was approximately 6.1 years, duration of approximately 3.5, and a weighted average tax equivalent yield of approximately 2.0%

The following table shows the investment portfolio composition.

| (Dollars in thousands) | December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Securities available-for-sale at fair value: | | | |
| U.S. Government sponsored enterprises | $ 1,534 | $ 34 | $ 13,738 |
| Small Business Administration pools | 54,993 | 36,479 | 31,496 |
| Mortgage-backed securities | 112,144 | 141,631 | 121,257 |
| State and local government | 32,373 | 20,488 | 19,055 |
| Preferred stock | 447 | 21 | 235 |
| Corporate bonds | 1,010 | 1,415 | 2,585 |
| Other | 944 | 964 | 943 |
| Total | $203,445 | $201,032 | $189,309 |

We hold other investments carried at cost which included Federal Reserve and the FHLB stock. These investments amounted to $2.5 million and $5.6 million, at December 31, 2012 and 2011, respectively. At December 31, 2012, as a result of our conversion to a state non member charter, we are no longer required to hold stock in the Federal Reserve Bank and the balance of $2.5 million represents our holdings in FHLB stock

**Investment Securities Maturity Distribution and Yields**

The following table shows, at amortized cost, the scheduled maturities and average yield of securities held at December 31, 2012:

| (In thousands) | Within One Year | | After One But Within Five Years | | After Five But Within Ten Years | | After Ten Years | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield |
| Available-for-sale: | | | | | | | | |
| Government sponsored enterprises | $ 1,500 | 2.50% | $ 22 | 4.97% | $ — | — | $ — | — |
| Small Business Administration pools | — | — | 12,838 | 1.44% | 24,819 | 2.50% | 16,491 | 1.95% |
| Mortgage-backed securities | 25,426 | 0.65% | 68,659 | 1.44% | 4,643 | 3.99% | 11,697 | 3.82% |
| State and local government | 500 | 3.60% | 1,500 | 3.00% | 28,276 | 2.76% | 1,207 | 3.35% |
| Corporate | — | — | 1,000 | 4.00% | — | — | — | — |
| Other | 10 | 0.97% | 50 | 0.53% | — | 0.00% | 1,289 | 5.19% |
| Total investment securities available-for-sale | $27,436 | 0.81% | $84,069 | 1.50% | $57,738 | 2.75% | $30,684 | 2.86% |

(1) Yield calculated on tax equivalent basis

**Short-Term Investments**

Short-term investments, which consist of federal funds sold, securities purchased under agreements to resell and interest bearing deposits, averaged $17.2 million in 2012, as compared to $15.2 million in 2011. We maintain the majority of our short term overnight investments in our account at the Federal Reserve rather than in federal funds at various correspondent banks due to the lower regulatory capital risk weighting. At December 31, 2012, short-term investments including funds on deposit at the Federal Reserve totaled $7.0 million. These funds are a primary source of liquidity and are generally invested in an earning capacity on an overnight basis.

**Deposits and Other Interest-Bearing Liabilities**

*Deposits.* Average deposits were $471.5 million during 2012, compared to $466.8 million during 2011. Average interest-bearing deposits were $379.7 million during 2012, as compared to $384.3 million during 2011.

The following table sets forth the deposits by category:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2010 | |
| (In thousands) | Amount | % of Deposits | Amount | % of Deposits | Amount | % of Deposits |
| Demand deposit accounts | $ 97,526 | 20.5% | $ 83,572 | 18.0% | $ 72,625 | 16.0% |
| NOW accounts | 96,971 | 20.4% | 88,330 | 19.0% | 78,814 | 17.3% |
| Money market accounts | 53,903 | 11.4% | 48,153 | 10.4% | 44,790 | 9.8% |
| Savings accounts | 41,100 | 8.7% | 34,048 | 7.3% | 29,886 | 6.6% |
| Time deposits less than $100,000 | 111,316 | 23.4% | 128,616 | 27.7% | 143,946 | 31.6% |
| Time deposits more than $100,000 | 74,161 | 15.6% | 81,866 | 17.6% | 85,283 | 18.7% |
| | $474,977 | 100.0% | $464,585 | 100.0% | $455,344 | 100.0% |

Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the loan portfolio and other earning assets. Core deposits were $400.8 million and $382.7 million at December 31, 2012 and 2011, respectively.

A stable base of deposits is expected to continue be the primary source of funding to meet both our short-term and long-term liquidity needs in the future. The maturity distribution of time deposits is shown in the following table.

**Maturities of Certificates of Deposit and Other Time Deposit of $100,000 or more**

| | December 31, 2011 | | | | |
|---|---|---|---|---|---|
| (In thousands) | Within Three Months | After Three Through Six Months | After Six Through Twelve Months | After Twelve Months | Total |
| Certificates of deposit of $100,000 or more | $13,296 | $14,780 | $17,632 | $28,587 | $74,295 |

There were no other time deposits of $100,000 or more at December 31, 2012.

*Borrowed funds.* Borrowed funds consist of securities sold under agreements to repurchase, FHLB advances and long-term debt as a result of issuing $15.5 million in trust preferred securities. Short-term borrowings in the form of securities sold under agreements to repurchase averaged $15.4 million, $15.9 and $17.4 million during 2012, 2011 and 2010, respectively. The maximum month-end balances during 2012, 2011 and 2010 were $17.3 million, $18.1 million and $21.8 million, respectively. The average rates paid during these periods were 0.23%, 0.25% and 0.35%, respectively. The balances of securities sold under agreements to repurchase were $15.9 million and $13.6 million at December 31, 2012 and 2011, respectively. The repurchase agreements all mature within one to four days and are generally originated with customers that have other relationships with the company and tend to provide a stable and predictable source of funding. As a member of the FHLB, the bank has access to advances from the FHLB for various terms and amounts. During 2012 and 2011, the average outstanding advances amounted to $38.8 million and $56.0 million, respectively.

The following is a schedule of the maturities for FHLB Advances as of December 31, 2012 and 2011:

| (In thousands) | December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| Maturing | Amount | Rate | Amount | Rate |
| 2011 | — | — | — | — |
| 2012 | — | — | 1,000 | 0.36% |
| 2013 | — | — | 4,000 | 3.58% |
| 2015 | 4,000 | 4.22% | 6,500 | 4.09% |
| After five years | 32,344 | 4.13% | 32,362 | 4.13% |
| | $36,344 | 4.14% | $43,862 | 3.99% |

In addition to the above borrowings, we issued $15.0 million in trust preferred securities on September 16, 2004. The securities accrue and pay distributions quarterly at a rate of three month LIBOR plus 257 basis points. The debt may be redeemed in full anytime after September 16, 2009 with notice and matures on September 16, 2034. In the fourth quarter of 2011, we issued $2.5 million in 8.75% subordinated notes maturing December 16, 2019 with interest payable quarterly. On November 15, 2012 the subordinated notes were redeemed in full at par. Warrants for 107,500 shares of common stock at $5.90 per share were issued in connection with the issuance of the subordinated debt. The warrants expire December 16, 2019.

**Capital Adequacy and Dividends**

Total shareholders' equity as of December 31, 2012 was $54.2 million as compared to $47.9 million as of December 31, 2011. In November 2008, we issued $11.35 million in Series T Preferred Stock under the CPP. Preferred dividends of 5% were paid during the year ended December 31, 2012 (through the date of redemption) and in 2011 on the Series T Preferred Stock. As previously noted, we closed on a public offering of common stock which resulted in the issuance of a total of 1.875 million shares of common stock at $8.00 per share, resulting in gross proceeds of $15 million. Net proceeds were approximately $13.8 million after deducting underwriting, discount, commissions and other estimated expenses. The proceeds were used to repurchase all 11,350 outstanding shares of our Series T Preferred Stock and repurchase the CPP Warrant. Proceeds were also used to redeem the $2.5 million of outstanding subordinated debt at par on November 15, 2012, which was originally issued in November 2011. The remaining net proceeds from the common stock offering along with retention of earnings available to common shareholders less dividend payments on our common stock, plus an increase in accumulated other comprehensive income accounted for the increase in shareholders' equity. During each quarter of 2012 and 2011, we paid a dividend on our common stock of $0.04 per share.

In addition, a dividend reinvestment plan was implemented in the third quarter of 2003. The plan allows existing shareholders the option of reinvesting cash dividends as well as making optional purchases of up to $5,000 in the purchase of common stock per quarter.

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio for the three years ended December 31, 2012.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Return on average assets | 0.55% | 0.44% | 0.20% |
| Return on average common equity | 7.40% | 7.98% | 3.73% |
| Equity to assets ratio(1) | 8.99% | 8.06% | 6.98% |
| Dividend Payout Ratio | 15.25% | 15.79% | 28.1% |

(1) For years 2010 and 2011 includes Series T perpetual preferred stock issued November 21, 2008

Following a 2012 on-site examination of the Bank, the OCC notified the Bank that, effective June 28, 2012, the Bank was no longer subject to the Formal Agreement that it entered into with the OCC in 2010. The OCC also notified the Bank that, effective June 28, 2012, it was no longer subject to the Individual Minimum Capital Ratios established for the Bank on February 24, 2010, which had required the Bank to maintain a Tier 1 leverage capital ratio of at least 8.00%, a Tier 1 risk-based capital ratio of at least 10.00%, and a total risk-based capital ratio of at least 12.00%. In addition, the Federal Reserve Bank of Richmond notified the Company that, effective July 10, 2012, the Company was no longer subject to the MOU that it had entered into with the Federal Reserve Bank of Richmond in December of 2011.

The Company and the Bank exceeded their regulatory capital ratios at December 31, 2012 and 2011, as set forth in the following table:

| (In thousands) | Required Amount | % | Actual Amount | % | Excess Amount | % |
|---|---|---|---|---|---|---|
| The Bank: | | | | | | |
| December 31, 2012 | | | | | | |
| Risk Based Capital | | | | | | |
| Tier 1 | $14,605 | 4.00% | $61,588 | 16.9% | $46,983 | 12.9% |
| Total Capital | 29,209 | 8.00% | 66,158 | 18.1% | 36,949 | 10.1% |
| Tier 1 Leverage | 23,824 | 4.00% | 61,588 | 10.3% | 37,764 | 6.3% |
| December 31, 2011 | | | | | | |
| Risk Based Capital | | | | | | |
| Tier 1 | $14,647 | 4.00% | $55,377 | 15.1% | $40,730 | 11.1% |
| Total Capital | 29,294 | 8.00% | 59,971 | 16.4% | 30,677 | 8.4% |
| Tier 1 Leverage | 23,898 | 4.00% | 55,377 | 9.3% | 31,479 | 5.3% |
| The Company: | | | | | | |
| December 31, 2012 | | | | | | |
| Risk Based Capital | | | | | | |
| Tier 1 | $14,628 | 4.00% | $63,381 | 17.3% | $48,753 | 13.3% |
| Total Capital | 29,258 | 8.00% | 67,963 | 18.7% | 38,705 | 10.7% |
| Tier 1 Leverage | 23,806 | 4.00% | 63,381 | 10.6% | 39,575 | 6.6% |
| December 31, 2011 | | | | | | |
| Risk Based Capital | | | | | | |
| Tier 1 | $14,668 | 4.00% | $56,207 | 15.3% | $41,539 | 11.3% |
| Total Capital | 29,335 | 8.00% | 63,256 | 17.3% | 33,921 | 9.3% |
| Tier 1 Leverage | 23,909 | 4.00% | 56,207 | 9.4% | 32,298 | 5.4% |

Since the Company is a bank holding company, its ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve Board. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

In addition, since the Company is legal entity separate and distinct from the Bank and does not conduct stand-alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

**Liquidity Management**

Liquidity management involves monitoring sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents our ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, or which can be pledged, or which will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in our market area. In addition, liability liquidity is provided through the ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks and to borrow on a secured basis through securities sold under agreements to repurchase. The Bank is a member of the FHLB and has the ability to obtain advances for various periods of time. These advances are secured by securities pledged by the Bank or assignment of loans within the Bank's portfolio.

With the successful completion of the common stock offering in 1995, the secondary offerings completed in 1998 and 2012, the trust preferred offering completed in September 2004, the acquisition of DutchFork in October 2004, the acquisition of DeKalb in June 2006, we have maintained a high level of liquidity and adequate capital along with retained earnings, less the 2009 and 2008 net loss, sufficient to fund the operations of the Bank for at least the next 12 months. We anticipate that the Bank will remain a well capitalized institution for at least the next 12 months. The loss related to goodwill impairment in 2009 was a noncash charge and had no impact on regulatory capital or tangible equity. Total shareholders' equity was 8.99% of total assets at December 31, 2012 and 8.07% at

December 31, 2011. Funds sold and short-term interest bearing deposits are our primary source of liquidity and averaged $17.2 million and $15.2 million during the year ended December 31, 2012 and 2011, respectively. The Bank maintains federal funds purchased lines, in the amount of $10.0 million each with two financial institutions, although these were not utilized in 2012. The FHLB has approved a line of credit of up to 25% of the Bank's assets, which would be collateralized by a pledge against specific investment securities and or eligible loans. We regularly review the liquidity position of the Company and have implemented internal policies establishing guidelines for sources of asset based liquidity and limit the total amount of purchased funds used to support the balance sheet and funding from non-core sources. We believe that our existing stable base of core deposits, along with continued growth in this deposit base, will enable us to meet our long term liquidity needs successfully.

We believe our liquidity remains adequate to meet operating and loan funding requirements and that our existing stable base of core deposits, along with continued growth in this deposit base, will enable us to meet our long-term and short-term liquidity needs successfully.

### Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used by the company for general corporate purposes or for customer needs. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding. Please refer to Note 16 of the Company's financial statements for a discussion of our off-balance sheet arrangements.

### Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the company and the bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, we continually seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

## Item 8. Financial Statements and Supplementary Data.

Additional information required under this Item 8 may be found under the Notes to Financial Statements under Note 24.

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of First Community Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework.

Based on that assessment, we believe that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. Management's report on internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

| /s/ MICHAEL C. CRAPPS | /s/ JOSEPH G. SAWYER |
|---|---|
| *Chief Executive Officer and President* | *Senior Vice President and Chief Financial Officer* |

## *REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

The Board of Directors
First Community Corporation
Lexington, South Carolina

We have audited the accompanying consolidated balance sheets of First Community Corporation and subsidiary (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Community Corporation and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Elliott Davis, LLC

Columbia, South Carolina
March 28, 2013

**FIRST COMMUNITY CORPORATION**

**Consolidated Balance Sheets**

| (Dollars in thousands, except par values) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| ASSETS | | |
| Cash and due from banks | $ 11,517 | $ 10,599 |
| Interest-bearing bank balances | 6,779 | 5,512 |
| Federal funds sold and securities purchased under agreements to resell | 412 | 381 |
| Investment securities—available for sale | 203,445 | 201,032 |
| Other investments, at cost | 2,527 | 5,637 |
| Loans held for sale | 9,658 | 3,725 |
| Loans | 332,111 | 324,311 |
| Less, allowance for loan losses | 4,621 | 4,699 |
| Net loans | 327,490 | 319,612 |
| Property, furniture and equipment—net | 17,258 | 17,483 |
| Bank owned life insurance | 10,868 | 10,974 |
| Other real estate owned | 3,987 | 7,351 |
| Intangible assets | 160 | 365 |
| Goodwill | 571 | 571 |
| Other assets | 8,253 | 10,645 |
| Total assets | $602,925 | $593,887 |
| LIABILITIES | | |
| Deposits: | | |
| Non-interest bearing demand | $ 97,526 | $ 83,572 |
| NOW and money market accounts | 150,874 | 136,483 |
| Savings | 41,100 | 34,048 |
| Time deposits less than $100,000 | 111,182 | 128,616 |
| Time deposits $100,000 and over | 74,295 | 81,866 |
| Total deposits | 474,977 | 464,585 |
| Securities sold under agreements to repurchase | 15,900 | 13,616 |
| Federal Home Loan Bank Advances | 36,344 | 43,862 |
| Junior subordinated debt | 15,464 | 17,913 |
| Other liabilities | 6,057 | 6,015 |
| Total liabilities | 548,742 | 545,991 |
| SHAREHOLDERS' EQUITY | | |
| Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; 0 and 11,350 issued and outstanding at December 31, 2012 and 2011 | — | 11,137 |
| Common stock, par value $1.00 per share; 10,000,000 shares authorized; issued and outstanding 5,227,300 at December 31, 2012 and 3,307,531 at December 31, 2011 | 5,227 | 3,308 |
| Common stock warrants issued | 50 | 560 |
| Nonvested restricted stock | (152) | — |
| Additional paid in capital | 61,615 | 49,165 |
| Accumulated deficit | (14,915) | (17,603) |
| Accumulated other comprehensive income | 2,358 | 1,329 |
| Total shareholders' equity | 54,183 | 47,896 |
| Total liabilities and shareholders' equity | $602,925 | $593,887 |

See Notes to Consolidated Financial Statements

**FIRST COMMUNITY CORPORATION**

**Consolidated Statements of Income**

| (Dollars in thousands except per share amounts) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| **Interest income:** | | | |
| Loans, including fees | $18,361 | $19,110 | $19,851 |
| Investment securities—taxable | 3,832 | 6,291 | 7,376 |
| Investment securities—non taxable | 725 | 51 | 190 |
| Other short term investments | 84 | 74 | 94 |
| Total interest income | 23,002 | 25,526 | 27,511 |
| **Interest expense:** | | | |
| Deposits | 3,122 | 4,573 | 6,281 |
| Securities sold under agreement to repurchase | 35 | 40 | 60 |
| Other borrowed money | 2,271 | 2,596 | 3,033 |
| Total interest expense | 5,428 | 7,209 | 9,374 |
| Net interest income | 17,574 | 18,317 | 18,137 |
| Provision for loan losses | 496 | 1,420 | 1,878 |
| **Net interest income after provision for loan losses** | 17,078 | 16,897 | 16,259 |
| **Non-interest income:** | | | |
| Deposit service charges | 1,562 | 1,810 | 1,875 |
| Mortgage origination fees | 4,242 | 1,973 | 1,034 |
| Investment advisory fees and non-deposit commissions | 651 | 767 | 501 |
| Gain on sale of securities | 26 | 575 | 827 |
| Gain (loss) on sale of other assets | (89) | (155) | 35 |
| Other-than-temporary-impairment write-down on securities | (200) | (297) | (1,560) |
| Fair value loss adjustments on interest rate swap | (58) | (166) | (581) |
| Loss on early extinguishment of debt | (217) | (188) | — |
| Other | 2,038 | 1,966 | 1,713 |
| Total non-interest income | 7,955 | 6,285 | 3,844 |
| **Non-interest expense:** | | | |
| Salaries and employee benefits | 11,152 | 9,520 | 8,942 |
| Occupancy | 1,358 | 1,289 | 1,229 |
| Equipment | 1,168 | 1,147 | 1,162 |
| Marketing and public relations | 478 | 452 | 402 |
| FDIC Insurance assessments | 597 | 889 | 1,003 |
| Other real estate expense | 1,010 | 840 | 823 |
| Amortization of intangibles | 204 | 517 | 621 |
| Other | 3,478 | 3,747 | 3,502 |
| Total non-interest expense | 19,445 | 18,401 | 17,684 |
| Net income before tax | 5,588 | 4,781 | 2,419 |
| Income tax expense | 1,620 | 1,457 | 565 |
| **Net income** | **$ 3,968** | **$ 3,324** | **$ 1,854** |
| Preferred stock dividends | 557 | 670 | 664 |
| Preferred stock redemption costs | 119 | — | — |
| **Net income available to common shareholders** | **$ 3,292** | **$ 2,654** | **$ 1,190** |
| Basic earnings per common share | $ 0.79 | $ 0.81 | $ 0.36 |
| Diluted earnings per common share | $ 0.79 | $ 0.81 | $ 0.36 |

See Notes to Consolidated Financial Statements

## FIRST COMMUNITY CORPORATION

### Consolidated Statements of Comprehensive Income

| (Dollars in thousands) | Year ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Net income | $3,968 | $3,324 | $ 1,854 |
| Other comprehensive income (loss): | | | |
| Unrealized gain (loss) during the period on available for sale securities, net of tax of $471, $1,964 and $564, respectively | 914 | 3,751 | (1,065) |
| Less: Reclassification adjustment for gain included in net income, net of tax of $9, $201, and $289, respectively | (17) | (374) | (537) |
| Reclassification adjustment for other-than-temporary-impairment on securities net of tax benefit of $68, $104 and $546, respectively | 132 | 193 | 1,014 |
| Other comprehensive income (loss) | 1,029 | 3,570 | (588) |
| Comprehensive income | $4,997 | $6,894 | $ 1,266 |

See Notes to Consolidated Financial Statements

## FIRST COMMUNITY CORPORATION

## Consolidated Statements of Changes in Shareholders' Equity

| (Dollars and shares in thousands) | Preferred Stock | Common Stock: Number Shares Issued | Common Stock: Common Stock | Common Stock Warrants | Additional Paid-in Capital | Nonvested Restricted Stock | Accumulated Deficit | Accumulated Other Comprehensive Income (loss) | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Balance December 31, 2009** | $ 10,939 | 3,252 | $3,252 | $ 509 | $48,873 | $ (79) | $(20,401) | $(1,653) | $ 41,440 |
| Net income | | | | | | | 1,854 | | 1,854 |
| Other comprehensive loss net of tax of $307 | | | | | | | | (588) | (588) |
| Amortization of compensation on restricted stock | | | | | | 79 | | | 79 |
| Dividends: Common ($0.16 per share) | | | | | | | (521) | | (521) |
| Preferred stock | 96 | | | | | | (664) | | (568) |
| Dividend reinvestment plan | | 18 | 18 | | 83 | | | | 101 |
| **Balance, December 31, 2010** | 11,035 | 3,270 | 3,270 | 509 | 48,956 | — | (19,732) | (2,241) | 41,797 |
| Net income | | | | | | | 3,324 | | 3,324 |
| Other comprehensive income net of tax of $2,061 | | | | | | | | 3,570 | 3,570 |
| Issuance of stock warrants | | | | 51 | | | | | 51 |
| Issuance of restricted stock | | 23 | 23 | | 133 | (65) | | | 91 |
| Amortization of compensation on restricted stock | | | | | | 65 | | | 65 |
| Dividends: Common ($0.16 per share) | | | | | | | (525) | | (525) |
| Preferred stock | 102 | | | | | | (670) | | (568) |
| Dividend reinvestment plan | | 15 | 15 | | 76 | | | | 91 |
| **Balance, December 31, 2011** | 11,137 | 3,308 | 3,308 | 560 | 49,165 | — | (17,603) | 1,329 | 47,896 |
| Net income | | | | | | | 3,968 | | 3,968 |
| Other comprehensive income net of tax of $561 | | | | | | | | 1,029 | 1,029 |
| Repurchase of stock warrants | | | | (510) | 212 | | | | (298) |
| Issuance of restricted stock | | 33 | 33 | | 239 | (272) | | | — |
| Amortization of compensation on restricted stock | | | | | | 120 | | | 120 |
| Issuance of common stock net of expenses of $1,200 | | 1,875 | 1,875 | | 11,917 | | | | 13,792 |
| Dividends: Common ($0.16 per share) | | | | | | | (605) | | (605) |
| Preferred stock | | | | | | | (475) | | (475) |
| Redemption of preferred stock | (11,285) | | | | | | | | (11,285) |
| Accretion and redemption costs | 148 | | | | | | (200) | | (52) |
| Dividend reinvestment plan | | 11 | 11 | | 82 | | | | 93 |
| **Balance, December 31, 2012** | $ — | 5,227 | $5,227 | $ 50 | $61,615 | $(152) | $(14,915) | $ 2,358 | $ 54,183 |

See Notes to Consolidated Financial Statements

## FIRST COMMUNITY CORPORATION

### Consolidated Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **(Amounts in thousands)** | | | |
| **Cash flows from operating activities:** | | | |
| Net income | $ 3,968 | $ 3,324 | $ 1,854 |
| Adjustments to reconcile net income to net cash provided in operating activities | | | |
| Depreciation | 862 | 841 | 882 |
| Premium amortization | 3,112 | 1,968 | 1,421 |
| Provision for loan losses | 496 | 1,420 | 1,878 |
| Writedowns of other real estate owned | 317 | 261 | 333 |
| Loss on sale of other real estate owned | 89 | 155 | 3 |
| Originations of HFS loans | (134,275) | (60,488) | — |
| Sales of HFS loans | 128,342 | 56,763 | — |
| Amortization of intangibles | 204 | 517 | 621 |
| Gain on sale of securities | (26) | (575) | (827) |
| Other-than-temporary-impairment charges on securities | 200 | 297 | 1,560 |
| Net decrease in fair value option instruments and derivatives | 58 | 166 | 581 |
| Writedown of land | 170 | — | — |
| Loss on early extinguishment of debt | 217 | 188 | — |
| Decrease in other assets | 2,260 | 1,214 | 1,016 |
| Increase in accounts payable | 38 | 496 | 336 |
| Net cash provided in operating activities | 6,032 | 6,547 | 9,658 |
| **Cash flows from investing activities:** | | | |
| Proceeds from sale of securities available-for-sale | 59,012 | 56,003 | 85,456 |
| Purchase of investment securities available-for-sale | (103,245) | (103,040) | (140,374) |
| Maturity/call of investment securities available-for-sale | 43,144 | 40,441 | 42,910 |
| Purchase of investment securities held-to-maturity | — | — | (10) |
| Maturity/call of investment securities held-to-maturity | — | — | 8,874 |
| (Increase) decrease in loans | (11,312) | 241 | 4,778 |
| Proceeds from sale of other real estate owned | 5,728 | 3,020 | 3,208 |
| Proceeds from sale of land | — | 10 | — |
| Purchase of property and equipment | (806) | (308) | (242) |
| Net cash provided (used) in investing activities | (7,479) | (3,633) | 4,600 |
| **Cash flows from financing activities:** | | | |
| Increase in deposit accounts | 10,392 | 9,242 | 5,710 |
| Advances from the Federal Home Loan Bank | 1,500 | 7,500 | — |
| Repayment of advances from the Federal Home Loan Bank | (9,235) | (31,921) | (5,232) |
| Increase (decrease) in securities sold under agreements to repurchase | 2,284 | 929 | (7,990) |
| Decrease in other borrowings | — | (120) | (44) |
| Proceeds from issuance of subordinated note payable | — | 2,500 | — |
| Repayment of subordinated note payable | (2,500) | — | — |
| Proceeds from sale Common Stock | 13,792 | — | — |
| Redemption of Preferred Stock | (11,073) | — | — |
| Repurchase of stock warrants | (510) | — | — |
| Dividend reinvestment plan | 93 | 182 | 101 |
| Dividends paid: Common Stock | (605) | (525) | (522) |
| Preferred Stock | (475) | (670) | (664) |
| Net cash provided (used) in financing activities | 3,663 | (12,883) | (8,641) |
| Net increase (decrease) in cash and cash equivalents | 2,216 | (9,969) | 5,617 |
| Cash and cash equivalents at beginning of year | 16,492 | 26,461 | 20,844 |
| **Cash and cash equivalents at end of year** | $ 18,708 | $ 16,492 | $ 26,461 |
| **Supplemental disclosure:** | | | |
| Cash paid during the period for: Interest | $ 6,023 | $ 7,706 | $ 9,413 |
| Taxes | $ — | $ — | $ — |
| Non-cash investing and financing activities: | | | |
| Unrealized (loss) gain on securities available-for-sale | $ 1,029 | $ 3,570 | $ (588) |
| Transfer of loans to foreclosed property | $ 2,770 | $ 3,889 | $ 7,278 |
| Transfer of HTM securities to AFS securities | $ — | $ — | $ 46,244 |

See Notes to Consolidated Financial Statements

## FIRST COMMUNITY CORPORATION

### Notes to Consolidated Financial Statements

### Note 1—ORGANIZATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of First Community Corporation (the "Company") and its wholly owned subsidiary, First Community Bank (the "Bank"). The Company owns all of the common stock of FCC Capital Trust I. All material intercompany transactions are eliminated in consolidation. The Company was organized on November 2, 1994, as a South Carolina corporation, and was formed to become a bank holding company. The Bank opened for business on August 17, 1995. FCC Capital Trust I is an unconsolidated special purpose subsidiary organized for the sole purpose of issuing trust preferred securities.

### Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. The estimation process includes management's judgment as to future losses on existing loans based on an internal review of the loan portfolio, including an analysis of the borrower's current financial position, the consideration of current and anticipated economic conditions and the effect on specific borrowers. In determining the collectability of loans management also considers the fair value of underlying collateral. Various regulatory agencies, as an integral part of their examination process, review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors it is possible that the allowance for loan losses could change materially.

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand, due from banks, interest-bearing bank balances, federal funds sold and securities purchased under agreements to resell. Generally federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

*Investment Securities*

Investment securities are classified as either held-to-maturity, available-for-sale or trading securities. In determining such classification, securities that the Company has the positive intent and ability to hold to maturity are classified as held-to maturity and are carried at amortized cost. Securities classified as available-for-sale are carried at estimated fair values with unrealized gains and losses included in shareholders' equity on an after tax basis. Trading securities are carried at estimated fair value with unrealized gains and losses included in Non-interest income (See Note 4).

Gains and losses on the sale of available-for-sale securities and trading securities are determined using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are judged to be other than temporary are written down to fair value and charged to income in the Consolidated Statement of Income.

**Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

*Mortgage Loans Held for Sale*

The Company originates fixed rate residential loans on a servicing released basis in the secondary market. Loans closed but not yet settled with an investor, are carried in the Company's loans held for sale portfolio. These loans are fixed rate residential loans that have been originated in the Company's name and have closed. Virtually all of these loans have commitments to be purchased by investors at a locked in price with the investors on the same day that the loan was locked in with the Company's customers. Therefore, these loans present very little market risk for the Company.

The Company usually delivers to, and receives funding from, the investor within 30 days. Commitments to sell these loans to the investor are considered derivative contracts and are sold to investors on a "best efforts" basis. The Company is not obligated to deliver a loan or pay a penalty if a loan is not delivered to the investor. As a result of the short-term nature of these derivative contracts, the fair value of the mortgage loans held for sale in most cases is the same as the value of the loan amount at its origination. These loans are classified as Level 2.

*Loans and Allowance for Loan Losses*

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest is recognized over the term of the loan based on the loan balance outstanding. Fees charged for originating loans, if any, are deferred and offset by the deferral of certain direct expenses associated with loans originated. The net deferred fees are recognized as yield adjustments by applying the interest method.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loss experience, economic conditions and volume, growth and composition of the portfolio.

The Company considers a loan to be impaired when, based upon current information and events, it is believed that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that are considered impaired are accounted for at the lower of carrying value or fair value. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when a loan becomes 90 days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received first to principal and then to interest income.

*Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life. Estimated lives range up to 39 years for buildings and up to 10 years for furniture, fixtures and equipment.

**Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

*Goodwill and Other Intangible Assets*

Goodwill represents the cost in excess of fair value of net assets acquired (including identifiable intangibles) in purchase transactions. Other intangible assets represent premiums paid for acquisitions of core deposits (core deposit intangibles). Core deposit intangibles are being amortized on a straight-line basis over seven years. Goodwill and identifiable intangible assets are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The annual valuation is performed on September 30 of each year.

*Other Real Estate Owned*

Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is carried at the lower of cost (principal balance at date of foreclosure) or fair value minus estimated cost to sell. Any write-downs at the date of foreclosure are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent changes in the valuation allowance, and gains or losses on disposal are included in other expenses.

*Comprehensive Income*

The Company reports comprehensive income in accordance with ASC 220, "Comprehensive Income." ASC 220 requires that all items that are required to be reported under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The disclosures requirements have been included in the Company's consolidated statements of comprehensive income.

*Mortgage Origination Fees*

Mortgage origination fees relate to activities comprised of accepting residential mortgage applications, qualifying borrowers to standards established by investors and selling the mortgage loans to the investors under pre-existing commitments. The loans are funded by the investor at closing and the related fees received by the Company for these services are recognized at the time the loan is closed.

*Advertising Expense*

Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

*Income Taxes*

A deferred income tax liability or asset is recognized for the estimated future effects attributable to differences in the tax bases of assets or liabilities and their reported amounts in the financial statements as well as operating loss and tax credit carry forwards. The deferred tax asset or liability is measured using the enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized.

In 2006, the FASB issued guidance related to Accounting for Uncertainty in Income Taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial

## Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statements in accordance with FASB ASC topic 740-10, "Income Taxes". It also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return.

*Stock Based Compensation Cost*

The Company accounts for stock based compensation under the fair value provisions of the accounting literature. Compensation expense is recognized in salaries and employee benefits.

The fair value of each grant is estimated on the date of grant using the Black-Sholes option pricing model. No options were granted in 2012, 2011 or 2010.

*Earnings Per Common Share*

Basic earnings per common share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock and common stock equivalents. Common stock equivalents consist of stock options and warrants and are computed using the treasury stock method.

*Subsequent Events*

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued and all material subsequent events have been either recognized or disclosed in the notes to the financial statements.

*Segment Information*

ASC Topic 280-10, "Segment Reporting," requires selected segment information of operating segments based on a management approach. The Company operates as one business segment.

*Recently Issued Accounting Standards*

In September 2011, the Intangibles topic was amended to permit an entity to consider qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. These amendments were effective for the Company on January 1, 2012.

In April 2011 the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a Troubled Debt Restructuring ("TDR"). The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. The new guidance was effective for the Company beginning January 1, 2012 and did not have a material effect on the Company's TDR determinations.

**Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

In April 2011, the criteria used to determine effective control of transferred assets in the Transfers and Servicing topic of the ASC was amended by ASU 2011-03. The requirement for the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion were removed from the assessment of effective control. The other criteria to assess effective control were not changed. The amendments were effective for the Company on January 1, 2012 and had no effect on the financial statements.

ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Company beginning January 1, 2012 and had no effect on the financial statements.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments were applicable to the Company on January 1, 2012 and have been applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB finalizes its conclusions regarding future requirements.

In July 2012, the Intangibles topic was amended to permit an entity to consider qualitative factors to determine whether it is more likely than not that indefinite-lived intangible assets are impaired. If it is determined to be more likely than not that indefinite-lived intangible assets are impaired, then the entity is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendments are not expected to have a material effect on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

*Risk and Uncertainties*

In the normal course of business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrowers' or issuer's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans and investments and the valuation of real estate held by the Company.

## Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is subject to regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowances and operating restrictions from regulators' judgments based on information available to them at the time of their examination.

*Reclassifications*

Certain captions and amounts in the 2011 and 2010 consolidated financial statements were reclassified to conform to the 2012 presentation.

## Note 3—BUSINESS COMBINATIONS

The Bank expanded its residential mortgage business unit with the acquisition of the assets of Palmetto South Mortgage Corporation ("Palmetto South"), effective July 31, 2011. Palmetto South, which operates as a division of the Bank, offers mortgage loan products for home purchase or refinance in the South Carolina market area. The acquisition price will be paid during a three year earn out period with the actual amount calculated based on the achievement of certain profitability metrics. The earn out terms over the three year period provide for contingent consideration which ranges from $0 to $1.2 million based upon annual net income. Management anticipates the amount will be approximately $600 thousand based upon recent past operating results and as such a contingent liability was recognized for this amount when considering business combination accounting rules. The purchase price of operating assets was $22 thousand. This acquisition was not considered material to the financial statements.

**Note 4—INVESTMENT SECURITIES**

The amortized cost and estimated fair values of investment securities are summarized below:

AVAILABLE-FOR-SALE:

| (Dollars in thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| December 31, 2012: | | | | |
| Government sponsored enterprises | $ 1,522 | $ 12 | $ — | $ 1,534 |
| Mortgage-backed securities | 110,425 | 2,343 | 624 | 112,144 |
| Small Business Administration pools | 54,148 | 1,008 | 163 | 54,993 |
| State and local government | 31,483 | 936 | 46 | 32,373 |
| Corporate and other securities | 2,349 | 53 | 1 | 2,401 |
| | $199,927 | $4,352 | $ 834 | $203,445 |
| December 31, 2011: | | | | |
| Government sponsored enterprises | $ 31 | $ 3 | $ — | $ 34 |
| Mortgage-backed securities | 141,103 | 2,876 | 2,348 | 141,631 |
| Small Business Administration pools | 35,889 | 634 | 44 | 36,479 |
| State and local government | 19,617 | 871 | — | 20,488 |
| Corporate and other securities | 2,432 | 54 | 86 | 2,400 |
| | $199,072 | $4,438 | $2,478 | $201,032 |

At December 31, 2012, corporate and other securities available-for-sale included the following at fair value: corporate bonds at $1.0 million, mutual funds at $884.5 thousand, foreign debt of $59.7 thousand, Federal Home Loan Mortgage Corporation preferred stock of $30.0 thousand and Corporate preferred stock in the amount of $416.7 thousand. At December 31, 2011, corporate and other securities available-for-sale included the following at fair value: corporate bonds at $1.4 million, mutual funds at $904.9 thousand, foreign debt of $59.6 thousand and Federal Home Loan Mortgage Corporation preferred stock of $20.9 thousand

Other investments, at cost include Federal Home Loan Bank ("FHLB") stock in the amount of $2.5 million at December 31, 2012 and FHLB and Federal Reserve stock in the amount of $1.8 million and $3.8 million at December 31, 2011, respectively.

For the year ended December 31, 2012, proceeds from the sale of securities available-for-sale amounted to $55.8 million, gross realized gains amounted to $2.2 million and gross realized losses amounted to $2.1million. For the year ended December 31, 2011, proceeds from the sale of securities available-for-sale amounted to $56.0 million, gross realized gains amounted to $2.6 million and gross realized losses amounted to $2.0 million. For the year ended December 31, 2010, proceeds from the sale of securities available-for-sale amounted to $85.5 million, gross realized gains amounted to $2.5 million and gross realized losses amounted to $1.7 million. The tax provision applicable to the net realized gain was approximately $9.0 thousand, $201.0 thousand, and $289.0 thousand for 2012, 2011 and 2010, respectively.

## Note 4—INVESTMENT SECURITIES (Continued)

The amortized cost and fair value of investment securities at December 31, 2012, by contractual maturity, follow. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay the obligations with or without prepayment penalties.

| (Dollars in thousands) | Available-for-sale | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Due in one year or less | $ 26,725 | $ 26,722 |
| Due after one year through five years | 83,068 | 84,630 |
| Due after five years through ten years | 30,565 | 31,161 |
| Due after ten years | 59,569 | 60,932 |
| | $199,927 | $203,445 |

Securities with an amortized cost of $29.0 million and fair value of $30.3 million at December 31, 2012, were pledged to secure FHLB advances, public deposits, and securities sold under agreements to repurchase. Securities with an amortized cost of $35.1 million and fair value of $36.6 million at December 31, 2011, were pledged to secure FHLB advances, public deposits, demand notes due the Treasury and securities sold under agreements to repurchase.

The following tables show gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2012 and 2011.

| December 31, 2012 (Dollars in thousands) | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| Available-for-sale securities: | | | | | | |
| Government Sponsored Enterprise mortgage-backed securities | $22,662 | $233 | $4,583 | $ 13 | $27,245 | $246 |
| Small Business Administration pools | 11,013 | 158 | 2,447 | 5 | 13,460 | 163 |
| Non-agency mortgage-backed securities | — | — | 2,363 | 378 | 2,363 | 378 |
| State and local government | 2,599 | 46 | — | — | 2,599 | 46 |
| Corporate bonds and other | — | — | 50 | 1 | 50 | 1 |
| Total | $36,274 | $437 | $9,443 | $397 | $45,717 | $834 |

**Note 4—INVESTMENT SECURITIES (Continued)**

| December 31, 2011 (Dollars in thousands) | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| Available-for-sale securities: | | | | | | |
| Government Sponsored Enterprise mortgage-backed securities | $25,113 | $163 | $ 3,269 | $ 24 | $28,382 | $ 187 |
| Small Business Administration pools | 6,108 | 38 | 2,203 | 6 | 8,311 | 44 |
| Non-agency mortgage-backed securities | 574 | 3 | 13,275 | 2,158 | 13,849 | 2,161 |
| Corporate bonds and other | 940 | 60 | 524 | 26 | 1,464 | 86 |
| Total | $32,735 | $264 | $19,271 | $2,214 | $52,006 | $2,478 |

**Government Sponsored Enterprise, Mortgage Backed Securities:** Throughout 2008 and continuing through 2012, the bond markets and many institutional holders of bonds came under a great deal of stress partially as a result of increasing delinquencies in the mortgage lending market. At December 31, 2012, the Company owns mortgage-backed securities ("MBSs") including collateralized mortgage obligations ("CMOs") with an amortized cost of $107.3 million and approximate fair value of $109.4 million issued by government sponsored enterprises ("GSEs"). Current economic conditions have impacted MBSs issued by GSEs such as the Federal Home Loan Mortgage Corporation (the "FHLMC") and the Federal National Mortgage Association (the "FNMA"). These entities have experienced increasing delinquencies in the underlying loans that make up the MBSs and CMOs. As of December 31, 2012 and 2011, all of the MBSs issued by GSEs are classified as "Available for Sale." Unrealized losses on certain of these investments are not considered to b e "other than temporary," and we have the intent and ability to hold these until they mature or recover the current book value. The contractual cash flows of the investments are guaranteed by the GSE. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Because the Company does not intend to sell these securities and it is more likely than not the Company will not be required sell these securities before a recovery of its amortized cost, which may be maturity, the Company does not consider the investments to be other-than-temporarily impaired at December 31, 2012.

**Non-agency Mortgage Backed Securities:** The Company also holds private label mortgage-backed securities ("PLMBSs"), including CMOs, at December 31, 2012 with an amortized cost of $3.1 million and approximate fair value of $2.7 million. Management monitors each of these securities on a quarterly basis to identify any deterioration in the credit quality, collateral values and credit support underlying the investments.

During the year ended December 31, 2012, the Company identified two PLMBs with a fair value of $2.5 million that it considered other-than-temporarily-impaired. As prescribed by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320-10-65, the Company recognized an impairment charge in earnings of $199.8 thousand (credit component) during year ended December 31, 2012. The $199.8 thousand represents the estimated credit losses on these securities for the year ended December 31, 2012. One of the securities identified as other-than-temporarily-impaired during the year ended December 31, 2012 was subsequently sold after the impairment was recognized.

**Note 4—INVESTMENT SECURITIES (Continued)**

For the year ended December 31, 2011, we recognized impairment charges on three PLMBs investments whereby the credit component was $293 thousand recognized through earnings and the amount recognized through other comprehensive income amounted to $(35) thousand. For the year ended December 31, 2010, we recognized impairment charges on nine PLMBs investments whereby the credit component was $477 thousand recognized through earnings and the amount recognized through other comprehensive income amounted to $2.9 million. For the year ended December 31, 2009, we recognized the credit impairment charges of $491 thousand as the credit component on five PLMBs securities through earnings and $1.7 million through other comprehensive income. The PLMBs continue to experience high levels of delinquencies in the underlying loans that make up the PLMBSs, and as a result we could experience additional OTTI in the future.

As prescribed by FASB ASC 320-10-35 for the year ended December 31, 2012 and 2011, the Company recognized the credit component of OTTI on debt securities in earnings and the non-credit component in other comprehensive income (OCI) for those securities in which the Company does not intend to sell the security and it is more likely than not the Company will not be required to sell the securities prior to recovery.

**Corporate Bonds:** Corporate bonds held by the Company are reviewed on a quarterly basis to identify downgrades by rating agencies as well as deterioration of the underlying collateral or the issuer's ability to service the debt obligation. As of December 31, 2012, the Company owns one corporate bond which is rated above investment grade. The Company does not consider this investment to be OTTI.

During the twelve months ended December 31, 2011, the Company recorded $4.0 thousand in OTTI charges on a preferred term security. During the third quarter of 2011, the Company sold this security and recorded an additional realized loss of $455 thousand. This loss was offset by the sale of two municipal bonds with a recorded gain of $488 thousand. During the fourth quarter of 2011, the Company sold an SLM Corporation bond that was rated below investment grade with a book value of $1 million and recorded a $73.0 thousand loss.

**State and Local Governments and Other:** Management monitors these securities on a quarterly basis to identify any deterioration in the credit quality. Included in the monitoring is a review of the credit rating, a financial analysis and certain demographic data on the underlying issuer. The Company does not consider these securities to be OTTI at December 31, 2012.

During the years ended December 31, 2012, December 31, 2011 and December 31, 2010, the Company recorded OTTI losses on held-to-maturity and available-for-sale securities as follows:

| | **Year ended December 31, 2012** |
|---|---|
| **(Dollars in thousands)** | **Available-for-sale securities** |
| Total OTTI charge realized and unrealized | $415 |
| OTTI recognized in other comprehensive income (non-credit component) | 215 |
| Net impairment losses recognized in earnings (credit component) | $200 |

**Note 4—INVESTMENT SECURITIES (Continued)**

| (Dollars in thousands) | Year ended December 31, 2011 |
|---|---|
| | Available-for-sale securities |
| Total OTTI charge realized and unrealized | $262 |
| OTTI recognized in other comprehensive income (non-credit component) | (35) |
| Net impairment losses recognized in earnings (credit component) | $297 |

| (Dollars in thousands) | Year ended December 31, 2010 | | |
|---|---|---|---|
| | Held-to-maturity mortgage-backed securities | Available-for-sale securities | Total |
| Total OTTI charge realized and unrealized | $108 | $4,310 | 4,418 |
| OTTI recognized in other comprehensive income (non-credit component) | — | 2,858 | 2,858 |
| Net impairment losses recognized in earnings (credit component) | $108 | $1,452 | $1,560 |

During 2012, 2011 and 2010, OTTIs occurred for which only a portion is attributed to credit loss and recognized in earnings. The remainder was reported in other comprehensive income. The following is a roll forward analysis of amounts relating to credit losses on debt securities recognized in earnings during the twelve months ended December 31, 2012, December 31, 2011 and December 31, 2010.

For the year ended December 31, 2012, there were two non-agency mortgage backed securities with OTTI in which $200 thousand of OTTI representing the credit loss was recognized in earnings. The Company uses a third party to obtain information about the structure in order to assist in determining how the underlying cash flows will be distributed to each security. The following is a rollforward analysis of amounts relating to credit losses recognized in earnings:

| (Dollars in thousands) | 2012 | 2011 | 2010 | |
|---|---|---|---|---|
| | Available for Sale | Available for Sale | Available for Sale | Held to maturity |
| Balance at beginning of period | $ 930 | $ 2,143 | $ 545 | $ 132 |
| Other-than-temporary-impairment not previously recognized | 173 | 50 | 291 | 98 |
| Additional increase for which an other-than-temporary impairment was previously recognized related to credit losses | 27 | 247 | 1,161 | 10 |
| Realized losses during the period | (180) | (1,510) | (94) | — |
| Other-than-temporary impairment previously recognized in securities sold | (679) | — | — | — |
| Transfer to available-for-sale | — | — | 240 | (240) |
| Balance related to credit losses on debt securities at end of period | $ 271 | $ 930 | $2,143 | $ — |

**Note 4—INVESTMENT SECURITIES (Continued)**

In evaluating the non-agency mortgage backed securities, relevant assumptions, such as prepayment rate, default rate and loss severity on a loan level basis, are used in determining the expected recovery of the contractual cash flows. The balance of the underlying portfolio cash flows are evaluated using ongoing assumptions for loss severities, prepayment rates and default rates. The ongoing assumptions for average prepayment rate, default rate and severity used in the valuations were approximately 13.7%, 8.0%, and 50.4%, respectively. The underlying collateral on substantially all of these securities are fixed rate residential first mortgages located throughout the United States. The underlying collateral includes various percentages of owner-occupied, as well as, investment related single-family, 2-4 family and condominium residential properties. The securities were purchased at various discounts to par value. Based on the assumptions used in valuing the securities, the existing discount and remaining subordinated collateral provide coverage against future credit losses on the downgraded securities for which no OTTI has been recognized.

The following table summarizes as of December 31, 2012 the number of CUSIPs, carrying value and fair value of the non-agency mortgage-backed securities/CMOs by credit rating. The credit rating reflects the lowest credit rating by any major rating agency. All non-agency mortgage-backed /CMO securities are in the super senior or senior tranche.

**(Dollars in thousands)**

| Credit Rating | Number of CUSIPs | Par Value | Amortized Cost | Fair Value |
|---|---|---|---|---|
| AA | 2 | $ 264 | $ 264 | $ 268 |
| A1 | 1 | 380 | 380 | 374 |
| A3 | 1 | 320 | 320 | 318 |
| A | 2 | 72 | 72 | 71 |
| BBB | 1 | 231 | 231 | 225 |
| Baa1 | 1 | 71 | 71 | 72 |
| Baa2 | 1 | 97 | 97 | 96 |
| Below Investment Grade | 4 | 2,008 | 1,653 | 1,291 |
| Total | 13 | $3,443 | $3,088 | $2,715 |

## Note 5—LOANS

Loans summarized by category are as follows:

| (Dollars in thousands) | December 31, 2012 | 2011 |
|---|---|---|
| Commercial, financial and agricultural | $ 20,924 | $ 20,608 |
| Real estate: | | |
| Construction | 13,052 | 11,767 |
| Mortgage-residential | 38,892 | 38,337 |
| Mortgage-commercial | 226,575 | 220,288 |
| Consumer: | | |
| Home equity | 27,173 | 27,976 |
| Other | 5,495 | 5,335 |
| Total | $332,111 | $324,311 |

Activity in the allowance for loan losses was as follows:

| (Dollars in thousands) | Years ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance at the beginning of year | $4,699 | $ 4,911 | $ 4,854 |
| Provision for loan losses | 496 | 1,420 | 1,878 |
| Charged off loans | (742) | (1,696) | (1,948) |
| Recoveries | 168 | 64 | 127 |
| Balance at end of year | $4,621 | $ 4,699 | $ 4,911 |

**Note 5—LOANS (Continued)**

The detailed activity in the allowance for loan losses and the recorded investment in loans receivable as of and for the years ended December 31, 2012 and December 31, 2011 follows:

| (Dollars in thousands) | Commercial | Real estate Construction | Real estate Mortgage Residential | Real estate Mortgage Commercial | Consumer Home equity | Consumer Other | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| **2012** | | | | | | | | |
| **Allowance for loan losses:** | | | | | | | | |
| Beginning balance | $ 331 | $ — | $ 514 | $ 1,475 | $ 521 | $ 57 | $1,801 | $ 4,699 |
| Charge-offs | 258 | — | 112 | 293 | — | 79 | — | 742 |
| Recoveries | 42 | — | 86 | — | 3 | 37 | — | 168 |
| Provisions | 223 | — | (253) | 140 | (124) | 2 | 508 | 496 |
| Ending balance | $ 338 | $ — | $ 235 | $ 1,322 | $ 400 | $ 17 | $2,309 | $ 4,621 |
| Ending balances: | | | | | | | | |
| Individually evaluated for impairment | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| Collectively evaluated for impairment | 338 | — | 235 | 1,322 | 400 | 17 | 2,309 | 4,621 |
| **Loans receivable:** | | | | | | | | |
| Ending balance-total | $20,924 | $13,052 | $38,892 | $226,575 | $27,173 | $5,495 | $ — | $332,111 |
| Ending balances: | | | | | | | | |
| Individually evaluated for impairment | 37 | — | 357 | 5,772 | — | 10 | — | 6,176 |
| Collectively evaluated for impairment | 20,887 | 13,052 | 38,535 | 220,803 | 27,173 | 5,485 | — | 325,935 |

| (Dollars in thousands) | Commercial | Real estate Construction | Real estate Mortgage Residential | Real estate Mortgage Commercial | Consumer Home equity | Consumer Other | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| **2011** | | | | | | | | |
| **Allowance for loan losses:** | | | | | | | | |
| Beginning balance | $ 681 | $ 905 | $ 465 | $ 1,404 | $ 325 | $ 88 | $1,043 | $ 4,911 |
| Charge-offs | 265 | — | 186 | 861 | 285 | 99 | — | 1,696 |
| Recoveries | 31 | — | 5 | — | 5 | 23 | — | 64 |
| Provisions | (116) | (905) | 230 | 932 | 476 | 45 | 758 | 1,420 |
| Ending balance | $ 331 | $ — | $ 514 | $ 1,475 | $ 521 | $ 57 | $1,801 | $ 4,699 |
| Ending balances: | | | | | | | | |
| Individually evaluated for impairment | $ 1 | $ — | $ — | $ 1 | $ — | $ — | $ — | $ 2 |
| Collectively evaluated for impairment | 330 | — | 514 | 1,474 | 521 | 57 | 1,801 | 4,697 |
| **Loans receivable:** | | | | | | | | |
| Ending balance-total | $20,608 | $11,767 | $38,337 | $220,288 | $27,976 | $5,335 | $ — | $324,311 |
| Ending balances: | | | | | | | | |
| Individually evaluated for impairment | 45 | — | 622 | 8,667 | — | 19 | — | 9,353 |
| Collectively evaluated for impairment | $20,563 | $11,767 | $37,715 | $211,621 | $27,976 | $5,316 | $ — | $314,958 |

Loans outstanding and available lines of credit to bank directors, executive officers and their related business interests amounted to $10.9 million and $11.3 million at December 31, 2012 and 2011, respectively. Repayments on these loans during the year ended December 31, 2012 were $855 thousand, and loans made amounted to $230 thousand. Repayments on these loans during the year ended

**Note 5—LOANS (Continued)**

December 31, 2011 were $577 thousand, and loans made amounted to $1.2 million. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than the normal risk of collectability.

The following table presents at December 31, 2012, 2011 and 2010, loans individually evaluated and considered impaired under FAS ASC 310 "Accounting by Creditors for Impairment of a Loan." Impairment includes performing troubled debt restructurings.

| | December 31, | | |
|---|---|---|---|
| (Dollars in thousands) | 2012 | 2011 | 2010 |
| Total loans considered impaired at year end | $6,176 | $9,353 | $ 9,587 |
| Loans considered impaired for which there is a related allowance for loan loss: | | | |
| Outstanding loan balance | $ — | $ 148 | $ 378 |
| Related allowance | $ — | $ 2 | $ 96 |
| Loans considered impaired and previously written down to fair value | $6,176 | $9,205 | $ 9,209 |
| Average impaired loans | $6,704 | $9,926 | $10,576 |
| Amount of interest earned during period of impairment | $ 179 | $ 397 | $ 323 |

**Note 5—LOANS (Continued)**

The following tables are by loan category and present at December 31, 2012 and December 31, 2011 loans individually evaluated and considered impaired under FAS ASC 310 "Accounting by Creditors for Impairment of a Loan." Impairment includes performing troubled debt restructurings.

| (Dollars in thousands) December 31, 2012 | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
|---|---|---|---|---|---|
| With no allowance recorded: | | | | | |
| Commercial | $ 37 | $ 50 | $— | $ 53 | $ — |
| Real estate: | | | | | |
| Construction | — | — | — | — | — |
| Mortgage-residential | 357 | 381 | — | 442 | 1 |
| Mortgage-commercial | 5,772 | 6,162 | — | 6,188 | 178 |
| Consumer: | | | | | |
| Home Equity | — | — | — | — | — |
| Other | 10 | 10 | — | 21 | — |
| With an allowance recorded: | | | | | |
| Commercial | — | — | — | — | — |
| Real estate: | | | | | |
| Construction | — | — | — | — | — |
| Mortgage-residential | — | — | — | — | — |
| Mortgage-commercial | — | — | — | — | — |
| Consumer: | | | | | |
| Home Equity | — | — | — | — | — |
| Other | — | — | — | — | — |
| Total: | | | | | |
| Commercial | 37 | 50 | — | 53 | — |
| Real estate: | | | | | |
| Construction | — | — | — | — | — |
| Mortgage-residential | 357 | 381 | — | 442 | 1 |
| Mortgage-commercial | 5,772 | 6,162 | — | 6,188 | 178 |
| Consumer: | | | | | |
| Home Equity | — | — | — | — | — |
| Other | 10 | 10 | — | 21 | — |
| | $6,176 | $6,603 | $— | $6,704 | $179 |

**Note 5—LOANS (Continued)**

| (Dollars in thousands) December 31, 2011 | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
|---|---|---|---|---|---|
| With no allowance recorded: | | | | | |
| Commercial | $ 12 | $ 19 | $— | $ 21 | $ — |
| Real estate: | | | | | |
| Construction | — | — | — | — | — |
| Mortgage-residential | 622 | 650 | — | 656 | 4 |
| Mortgage-commercial | 8,552 | 8,975 | — | 9,066 | 382 |
| Consumer: | | | | | |
| Home Equity | — | — | — | — | — |
| Other | 19 | 19 | — | 30 | 1 |
| With an allowance recorded: | | | | | |
| Commercial | 33 | 33 | 1 | 36 | 2 |
| Real estate: | | | | | |
| Construction | — | — | — | — | — |
| Mortgage-residential | — | — | — | — | — |
| Mortgage-commercial | 115 | 115 | 1 | 117 | 8 |
| Consumer: | | | | | |
| Home Equity | — | — | — | — | — |
| Other | — | — | — | — | — |
| Total: | | | | | |
| Commercial | 45 | 52 | 1 | 57 | 2 |
| Real estate: | | | | | |
| Construction | — | — | — | — | — |
| Mortgage-residential | 622 | 650 | — | 656 | 4 |
| Mortgage-commercial | 8,667 | 9,090 | 1 | 9,183 | 390 |
| Consumer: | | | | | |
| Home Equity | — | — | — | — | — |
| Other | 19 | 19 | — | 30 | 1 |
| | $9,353 | $9,811 | $ 2 | $9,926 | $397 |

**Note 5—LOANS (Continued)**

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a monthly basis. The Company uses the following definitions for risk ratings:

*Special Mention.* Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

*Substandard.* Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

*Doubtful.* Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be "Pass" rated loans. As of December 31, 2012 and December 31, 2011, and

**Note 5—LOANS (Continued)**

based on the most recent analysis performed, the risk category of loans by class of loans is shown in the table below. As of December 31, 2012 and December 31, 2011, no loans were classified as doubtful.

| (Dollars in thousands) December 31, 2012 | Pass | Special Mention | Substandard | Doubtful | Total |
|---|---|---|---|---|---|
| Commercial, financial & agricultural | $ 20,826 | $ 27 | $ 71 | $— | $ 20,924 |
| Real estate: | | | | | |
| Construction | 8,595 | 2,047 | 2,410 | — | 13,052 |
| Mortgage—residential | 36,493 | 1,677 | 722 | — | 38,892 |
| Mortgage—commercial | 208,825 | 3,803 | 13,947 | — | 226,575 |
| Consumer: | | | | | |
| Home Equity | 26,604 | 124 | 445 | — | 27,173 |
| Other | 5,475 | 3 | 17 | — | 5,495 |
| Total | $306,818 | $7,681 | $17,612 | $— | $332,111 |

| (Dollars in thousands) December 31, 2011 | Pass | Special Mention | Substandard | Doubtful | Total |
|---|---|---|---|---|---|
| Commercial, financial & agricultural | $ 19,827 | $ 499 | $ 282 | $— | $ 20,608 |
| Real estate: | | | | | |
| Construction | 6,764 | — | 5,003 | — | 11,767 |
| Mortgage—residential | 37,063 | 305 | 969 | — | 38,337 |
| Mortgage—commercial | 200,984 | 8,009 | 11,295 | — | 220,288 |
| Consumer: | | | | | |
| Home Equity | 27,692 | 38 | 246 | — | 27,976 |
| Other | 5,311 | 5 | 19 | — | 5,335 |
| Total | $297,641 | $8,856 | $17,814 | $— | $324,311 |

At December 31, 2012 and 2011, non-accrual loans totaled $4.7 million and $5.4 million, respectively. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $352 thousand and $224 thousand in 2012 and 2011, respectively. Interest recorded on non-accrual loans in 2012 and 2011 amounted to $112 thousand and $163 thousand, respectively.

Troubled debt restructurings ("TDRs") that are still accruing are included in impaired loans at December 31, 2012 and 2011 amounted to $1.5 million and $3.9 million, respectively. Interest earned during 2012 and 2011 on these loans amounted to $123 thousand and $234 thousand, respectively.

Loans greater than 90 days delinquent and still accruing interest at December 31, 2012 and 2011 amounted to $55 thousand and $25 thousand, respectively.

**Note 5—LOANS (Continued)**

The following tables are by loan category and present loans past due and on non-accrual status as of December 31, 2012 and December 31, 2011:

| (Dollars in thousands) December 31, 2012 | 30 - 59 Days Past Due | 60 - 89 Days Past Due | Greater than 90 Days and Accruing | Nonaccrual | Total Past Due | Current | Total Loans |
|---|---|---|---|---|---|---|---|
| Commercial | $ 17 | $ 107 | $— | $ 85 | $ 209 | $ 20,715 | $ 20,924 |
| Real estate: | | | | | | | |
| Construction | — | — | — | — | — | 13,052 | 13,052 |
| Mortgage—residential | 311 | 378 | — | 357 | 1,046 | 37,846 | 38,892 |
| Mortgage—commercial | 627 | 898 | 55 | 4,263 | 5,843 | 220,732 | 226,575 |
| Consumer: | | | | | | | |
| Home equity | 211 | — | — | — | 211 | 26,962 | 27,173 |
| Other | 32 | 7 | — | 10 | 49 | 5,446 | 5,495 |
| Total | $1,198 | $1,390 | $55 | $4,715 | $7,358 | $324,753 | $332,111 |

| (Dollars in thousands) December 31, 2011 | 30 - 59 Days Past Due | 60 - 89 Days Past Due | Greater than 90 Days and Accruing | Nonaccrual | Total Past Due | Current | Total Loans |
|---|---|---|---|---|---|---|---|
| Commercial | $ 147 | $ 123 | $— | $ 12 | $ 282 | $ 20,326 | $ 20,608 |
| Real estate: | | | | | | | |
| Construction | — | — | — | — | — | 11,767 | 11,767 |
| Mortgage—residential | 391 | 95 | — | 623 | 1,109 | 37,228 | 38,337 |
| Mortgage—commercial | 1,382 | 966 | 25 | 4,749 | 7,122 | 213,166 | 220,288 |
| Consumer: | | | | | | | |
| Home equity | 45 | — | — | — | 45 | 27,931 | 27,976 |
| Other | 42 | 18 | — | 19 | 79 | 5,256 | 5,335 |
| Total | $2,007 | $1,202 | $25 | $5,403 | $8,637 | $315,674 | $324,311 |

As a result of adopting the amendments in ASU 2011-02, the Bank reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered TDRs under the amended guidance. The Bank identified as TDRs certain loans for which the allowance for loan losses had previously been measured under a general allowance methodology. Upon identifying those loans as TDRs, the Bank identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired. At December 31, 2012, the recorded investment in loans for which the allowance was previously measured under a general allowance methodology and are now impaired under ASC 310-10-35 was $3.3 million, and no allowance for loan losses was associated with those loans. At December 31, 2011, the recorded investment in loans for which the allowance was previously measured under a general allowance methodology and are now impaired under ASC 310-10-35 was $7.7 million, and a $2 thousand allowance for loan losses was associated with those loans.

**Note 5—LOANS (Continued)**

The following table, by loan category, present loans determined to be TDRs during the twelve month period ended December 31, 2012.

| Troubled Debt Restructurings (Dollars in thousands) | For the twelve months ended December 31, 2012 | | |
|---|---|---|---|
| | Number of Contracts | Pre-Modification Outstanding Recorded Investment | Post-Modification Outstanding Recorded Investment |
| Nonaccrual | | | |
| Mortgage—Commercial | 1 | $ 40 | $ 40 |
| Total nonaccrual | 1 | $ 40 | $ 40 |
| Accrual | | | |
| Mortgage—Commercial | 2 | $596 | $596 |
| Total Accrual | 2 | $596 | $596 |
| Total TDRs | 3 | $636 | $636 |

During the twelve month ended December 31, 2012, the Company modified three loans that were considered to be TDRs. The payment and interest rate were lowered for two of these loans and the payment was modified to interest only for one loan.

The following table, by loan category, present loans determined to be TDRs during the twelve month period ended December 31, 2011.

| Troubled Debt Restructurings (Dollars in thousands) | For the twelve months ended December 31, 2011 | | |
|---|---|---|---|
| | Number of Contracts | Pre-Modification Outstanding Recorded Investment | Post-Modification Outstanding Recorded Investment |
| Nonaccrual | | | |
| Mortgage—Commercial | 5 | $ 741 | $ 741 |
| Commercial & Industrial | 2 | 43 | 43 |
| Total nonaccrual | 7 | $ 784 | $ 784 |
| Accrual | | | |
| Mortgage—Commercial | 1 | $3,138 | $3,138 |
| Total Accrual | 1 | $3,138 | $3,138 |
| Total TDRs | 8 | $3,922 | $3,922 |

During the twelve months ended December 31, 2011, the Bank modified eight loans that were considered to be TDRs. The payment and interest rate were lowered for six of these loans, the payment was lowered for one loan and for one loan the business and guarantor were released. One TDR that had been restructured with a lower payment in 2011 was paid out during the fourth quarter of 2011.

The following table, by loan category, presents loans determined to be TDRs in the twelve months ended December 31, 2011 that had payment defaults during the period ended December 31, 2011. There were no loans determined to be TDRs in the twelve months ended December 31, 2012 that

**Note 5—LOANS (Continued)**

subsequently defaulted during the twelve month period ended December 31, 2012. Defaulted loans are those loans that are greater than 89 days past due.

| Troubled Debt Restructurings that subsequently defaulted this period (Dollars in thousands) | For the twelve months ended December 31, 2011 | |
|---|---|---|
| | Number of Contracts | Recorded Investment |
| Mortgage—Commercial | 4 | $704 |
| Commercial & Industrial | 1 | 11 |
| Total TDRs | 5 | $715 |

During the twelve month period ended December 31, 2011, five nonaccrual loans that had previously been restructured, had payment defaults.

In the determination of the allowance for loan losses, all TDRs are reviewed to ensure that one of the three proper valuation methods (fair market value of the collateral, present value of cash flows, or observable market price) is adhered to. All non-accrual loans are written down to its corresponding collateral value. All TDR accruing loans and where the loan balance exceeds the present value of cash flow will have a specific allocation. All nonaccrual loans are considered impaired. Under ASC 310-10, a loan is impaired when it is probable that the Bank will be unable to collect all amounts due including both principal and interest according to the contractual terms of the loan agreement.

**Note 6—FAIR VALUE MEASUREMENT**

The Company adopted FASB ASC Fair Value Measurement Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

**Level 1** Quoted prices in active markets for identical assets or liabilities.

**Level 2** Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

**Level 3** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

**Note 6—FAIR VALUE MEASUREMENT (Continued)**

FASB ASC 825-10-50 "Disclosure about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below.

Cash and short term investments—The carrying amount of these financial instruments (cash and due from banks, interest-bearing bank balances, federal funds sold and securities purchased under agreements to resell) approximates fair value. All mature within 90 days and do not present unanticipated credit concerns and are classified as Level 1.

Investment Securities—Measurement is on a recurring basis based upon quoted market prices, if available. If quoted market prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for prepayment assumptions, projected credit losses, and liquidity. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, or by dealers or brokers in active over-the-counter markets. Level 2 securities include mortgage-backed securities issued both by government sponsored enterprises and private label mortgage-backed securities. Generally these fair values are priced from established pricing models. Level 3 securities include corporate debt obligations and asset—backed securities that are less liquid or for which there is an inactive market.

Loans Held for Sale—The Company originates fixed rate residential loans on a servicing released basis in the secondary market. Loans closed but not yet settled with an investor, are carried in the Company's loans held for sale portfolio. These loans are fixed rate residential loans that have been originated in the Company's name and have closed. Virtually all of these loans have commitments to be purchased by investors at a locked in by price with the investors on the same day that the loan was locked in with the Company's customers. Therefore, these loans present very little market risk for the Company and are classified as Level 2. The carrying amount of these loans approximates fair value.

Loans—The fair value of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities and are classified as Level 2. As discount rates are based on current loan rates as well as management estimates, the fair values presented may not be indicative of the value negotiated in an actual sale. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair value of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be Level 3 inputs.

Other Real Estate Owned (OREO)—OREO is carried at the lower of carrying value or fair value on a non-recurring basis. Fair value is based upon independent appraisals or management's estimation of the collateral and is considered a Level 3 measurement.

Accrued Interest Receivable—The fair value approximates the carrying value and is classified as Level 1.

Interest rate swap—The fair value approximates the carrying value and is classified as Level 3.

Deposits—The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposits is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities. Deposits are classified as Level 2.

**Note 6—FAIR VALUE MEASUREMENT (Continued)**

Federal Home Loan Bank Advances—Fair value is estimated based on discounted cash flows using current market rates for borrowings with similar terms and are classified as Level 2.

Short Term Borrowings—The carrying value of short term borrowings (securities sold under agreements to repurchase and demand notes to the Treasury) approximates fair value. These are classified as Level 2.

Junior Subordinated Debentures—The fair values of junior subordinated debentures is estimated by using discounted cash flow analyses based on incremental borrowing rates for similar types of instruments. These are classified as Level 2.

Accrued Interest Payable—The fair value approximates the carrying value and is classified as Level 1.

Commitments to Extend Credit—The fair value of these commitments is immaterial because their underlying interest rates approximate market.

The carrying amount and estimated fair value by classification Level of the Company's financial instruments as of December 31, 2012 are as follows:

| | December 31, 2012 | | | | |
|---|---|---|---|---|---|
| | | Fair Value | | | |
| (Dollars in thousands) | Carrying Amount | Total | Level 1 | Level 2 | Level 3 |
| Financial Assets: | | | | | |
| Cash and short term investments | $ 18,296 | $ 18,296 | $18,296 | $ — | $ — |
| Available-for-sale securities | 203,445 | 203,445 | 914 | 202,114 | 417 |
| Other investments, at cost | 2,527 | — | — | — | 2,527 |
| Loans held for sale | 9,658 | 9,658 | — | 9,658 | — |
| Net loans receivable | 327,490 | 328,893 | — | 322,717 | 6,176 |
| Accrued interest | 2,098 | 2,098 | 2,098 | — | — |
| Interest rate swap | (338) | (338) | — | — | (338) |
| Financial liabilities: | | | | | |
| Non-interest bearing demand | $ 97,526 | $ 97,526 | $ — | $ 97,526 | $ — |
| NOW and money market accounts | 150,874 | 150,874 | — | 150,874 | — |
| Savings | 41,100 | 41,100 | — | 41,100 | — |
| Time deposits | 185,477 | 187,313 | — | 187,313 | — |
| Total deposits | 474,977 | 476,813 | — | 476,813 | — |
| Federal Home Loan Bank Advances | 36,344 | 41,977 | — | 41,977 | — |
| Short term borrowings | 15,900 | 15,900 | — | 15,900 | — |
| Junior subordinated debentures | 15,464 | 15,464 | — | 15,464 | — |
| Accrued interest payable | 1,029 | 1,029 | 1,029 | — | — |

**Note 6—FAIR VALUE MEASUREMENT (Continued)**

The carrying amount and estimated fair value of the Company's financial instruments as of December 31, 2011 are as follows:

| (Dollars in thousands) | December 31, 2011 | |
|---|---|---|
| | Carrying Amount | Fair Value |
| Financial Assets: | | |
| Cash and short term investments | $ 16,492 | $ 16,492 |
| Available-for-sale securities | 201,032 | 201,032 |
| Other investments, at cost | 5,637 | — |
| Loans held for sale | 3,725 | 3,725 |
| Net loans receivable | 319,612 | 319,505 |
| Accrued interest | 1,914 | 1,914 |
| Interest rate swap | (602) | (602) |
| Financial liabilities: | | |
| Non-interest bearing demand | $ 83,572 | $ 83,572 |
| NOW and money market accounts | 136,483 | 136,483 |
| Savings | 34,048 | 34,048 |
| Time deposits | 210,482 | 214,437 |
| Total deposits | 464,585 | 468,540 |
| Federal Home Loan Bank Advances | 43,862 | 50,238 |
| Short term borrowings | 13,616 | 13,616 |
| Junior subordinated debentures | 17,913 | 17,913 |
| Accrued interest payable | 1,624 | 1,624 |

The following table reflects the changes in fair values for the years ended December 31, 2012, 2011 and 2010 and where these changes are included in the income statement:

| (Dollars in thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| | Non-interest income: Fair-value adjustment gain (loss) | Non-interest income: Fair-value adjustment gain (loss) | Non-interest income: Fair-value adjustment gain (loss) |
| Interest rate swap | (58) | (166) | (581) |
| Total | $(58) | $(166) | $(581) |

The following table summarizes quantitative disclosures about the fair value for each category of assets carried at fair value as of December 31, 2012 and December 31, 2011 that are measured on a recurring basis. There were no liabilities carried at fair value as of December 31, 2012 or December 31, 2011 that are measured on a recurring basis.

**Note 6—FAIR VALUE MEASUREMENT (Continued)**

**(Dollars in thousands)**

| Description | December 31, 2012 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| *Available for sale securities* | | | | |
| Government sponsored enterprises | $ 1,534 | $ — | $ 1,534 | $ — |
| Mortgage-backed securities | 112,144 | — | 112,144 | — |
| Small Business Administration securities | 54,993 | — | 54,993 | — |
| State and local government | 32,373 | — | 32,373 | — |
| Corporate and other securities | 2,401 | 914 | 1,070 | 417 |
| | 203,445 | 914 | 202,114 | 417 |
| Interest rate cap/swap | (338) | — | — | (338) |
| Total | $203,107 | $914 | $202,114 | $ 79 |

**(Dollars in thousands)**

| Description | December 31, 2011 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| *Available for sale securities* | | | | |
| Government sponsored enterprises | $ 34 | $ — | $ 34 | $ — |
| Mortgage backed securities | 141,631 | — | 141,631 | — |
| Small Business Administration securities | 36,479 | — | 36,479 | — |
| State and local government | 20,488 | — | 20,488 | — |
| Corporate and other securities | 2,400 | 926 | 1,474 | — |
| | 201,032 | 926 | 200,106 | — |
| Interest rate cap/floor | (602) | — | — | (602) |
| Total | $200,430 | $926 | $200,106 | $(602) |

**Note 6—FAIR VALUE MEASUREMENT (Continued)**

The following tables reconcile the changes in Level 3 financial instruments for the year ended December 31, 2012 and 2011 measured on a recurring basis:

| | 2012 | |
|---|---|---|
| (Dollars in thousands) | Interest rate Swap | Corporate Preferred Stock |
| Beginning Balance December 31, 2011 | $(602) | — |
| Total gains or losses (realized/unrealized) | | |
| Included in earnings | (58) | — |
| Included in other comprehensive income | — | — |
| Purchases, issuances, and settlements | 322 | 417 |
| Transfers in and/or out of Level 3 | — | — |
| Ending Balance December 31, 2012 | $(338) | 417 |

| | 2011 | | |
|---|---|---|---|
| (Dollars in thousands) | State and local government securities | Corporate and other securities | Interest rate Swap |
| Beginning Balance December 31, 2010 | $ 625 | $ 182 | $(778) |
| Total gains or losses (realized/ unrealized) | | | |
| Included in earnings | — | (103) | (166) |
| Included in other comprehensive income | — | (79) | — |
| Purchases, issuances, and settlements | (625) | — | 342 |
| Transfers in and/or out of Level 3 | — | — | — |
| Ending Balance December 31, 2011 | $ — | $ — | $(602) |

During the fourth quarter of 2011, a state and local government bond with a fair value of $579 thousand was called and removed from the Level 3 category.

The following tables summarize quantitative disclosures about the fair value for each category of assets carried at fair value as of December 31, 2012 and December 31, 2011 that are measured on a non-recurring basis. There were no liabilities carried at fair value and measured on a non-recurring basis at December 31, 2012 and 2011.

**Note 6—FAIR VALUE MEASUREMENT (Continued)**

**(Dollars in thousands)**

| Description | December 31, 2012 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Impaired loans: | | | | |
| Commercial & Industrial | $ 37 | $— | $— | $ 37 |
| Real estate: | | | | |
| Mortgage-residential | 357 | — | — | 357 |
| Mortgage-commercial | 5,772 | — | — | 5,772 |
| Consumer: | | | | |
| Home equity | — | — | — | — |
| Other | 10 | — | — | 10 |
| Total impaired | 6,176 | — | — | 6,176 |
| Other real estate owned: | | | | |
| Construction | 301 | — | — | 301 |
| Mortgage-residential | 488 | — | — | 488 |
| Mortgage-commercial | 3,198 | — | — | 3,198 |
| Total other real estate owned | 3,987 | — | — | 3,987 |
| Total | $10,163 | $— | $— | $10,163 |

**Note 6—FAIR VALUE MEASUREMENT (Continued)**

**(Dollars in thousands)**

| Description | December 31, 2011 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Impaired loans: | | | | |
| Commercial & Industrial | $ 44 | $— | $— | $ 44 |
| Real estate: | | | | |
| Mortgage-residential | 622 | — | — | 622 |
| Mortgage-commercial | 8,666 | — | — | 8,666 |
| Consumer: | | | | |
| Home equity | — | — | — | — |
| Other | 19 | — | — | 19 |
| Total impaired | 9,351 | — | — | 9,351 |
| Other real estate owned: | | — | — | |
| Construction | 2,156 | — | — | 2,156 |
| Mortgage-residential | 4,278 | — | — | 4,278 |
| Mortgage-commercial | 917 | — | — | 917 |
| Total other real estate owned | 7,351 | — | — | 7,351 |
| Total | $16,702 | $— | $— | $16,702 |

The Company has a large percentage of loans with real estate serving as collateral. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair value of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be Level 3 inputs. Third party appraisals are generally obtained when a loan is identified as being impaired or at the time it is transferred to OREO. This internal process would consist of evaluating the underlying collateral to independently obtained comparable properties. With respect to less complex or smaller credits, an internal evaluation may be performed. Generally the independent and internal evaluations are updated annually. Factors considered in determining the fair value include geographic sales trends, the value of comparable surrounding properties as well as the condition of the property. The aggregate amount of impaired loans was $6.2 million and $9.4 million for the year ended December 31, 2012 and year ended December 31, 2011, respectively.

## Note 6—FAIR VALUE MEASUREMENT (Continued)

For Level 3 assets and liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2012, the significant unobservable inputs used in the fair value measurements were as follows:

| (Dollars in thousands) | Fair Value as of December 31, 2012 | Valuation Technique | Significant Observable Inputs | Significant Unobservable Inputs |
|---|---|---|---|---|
| Interest Rate Swap | $ (388) | Discounted cash flows | Weighted Average Credit Factor | 3.20% |
| Preferred stock | $ 417 | Estimation based on comparable non-listed securities | Comparable transactions | n/a |
| OREO | $3,987 | Appraisal Value/ Comparison Sales/ Other estimates | Appraisals and or sales of comparable properties | Appraisals discounted 6% to 16% for sales commissions and other holding cost |
| Impaired loans | $6,176 | Appraisal Value | Appraisals and or sales of comparable properties | Appraisals discounted 6% to 16% for sales commissions and other holding cost |

## Note 7—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

| (Dollars in thousands) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Land | $ 5,297 | $ 5,467 |
| Premises | 13,990 | 13,990 |
| Equipment | 7,187 | 6,381 |
| | 26,474 | 25,838 |
| Accumulated depreciation | 9,216 | 8,355 |
| | $17,258 | $17,483 |

Provision for depreciation included in operating expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $862 thousand, $841 thousand, and $882 thousand, respectively.

## Note 8—GOODWILL, CORE DEPOSIT INTANGIBLE AND OTHER ASSETS

Intangible assets (excluding goodwill) consisted of the following:

| (Dollars in thousands) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Core deposit premiums, gross carrying amount | $ 3,438 | $ 3,438 |
| Other intangibles | 646 | 646 |
| | 4,084 | 4,084 |
| Accumulated amortization | (3,924) | (3,719) |
| Net | $ 160 | $ 365 |

Amortization of the intangibles amounted to $204 thousand, $517 thousand and $621 thousand the years ended December 31, 2012, 2011 and 2010, respectively. Amortization of the intangibles is scheduled to be as follows:

| (Dollars in thousands) | |
|---|---|
| 2013 | 160 |
| | $160 |

The acquisition of two financial advisory firms in 2008 resulted in recognition of $646 thousand in an intangible asset related to the customer list. The intangible asset is being amortized on a straight line basis over five years.

As a result of the acquisition of Palmetto South mortgage on July 31, 2011, we have recorded goodwill in the amount of $571 thousand. Beginning in 2012 and each year, thereafter, this goodwill will be tested for impairment.

Bank-owned life insurance provides benefits to various existing officers. The carrying value of all existing policies at December 31, 2012 and 2011 was $10.9 million and $11.0 million, respectively.

## Note 9—OTHER REAL ESTATE OWNED

The following summarizes the activity in the other real estate owned for the years ended December 31, 2012 and 2011.

| (In thousands) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Balance—beginning of year | $7,351 | $6,904 |
| Additions—foreclosures | 2,770 | 3,889 |
| Writedowns | 317 | 261 |
| Sales | 5,817 | 3,181 |
| Balance, end of year | $3,987 | $7,351 |

## Note 10—DEPOSITS

At December 31, 2012, the scheduled maturities of Certificates of Deposits are as follows:

| (Dollars in thousands) | |
|---|---|
| 2013 | $109,239 |
| 2014 | 32,423 |
| 2015 | 14,793 |
| 2016 | 16,240 |
| 2017 | 12,780 |
| Thereafter | 2 |
| | $185,477 |

Interest paid on certificates of deposits of $100 thousand or more totaled $1.2 million, $1.7 million, and $2.1 million in 2012, 2011, and 2010, respectively.

Deposits from directors and executive officers and their related interests at December 31, 2012 and 2011 amounted to approximately $4.8 million and $4.4 million, respectively.

The amount of overdrafts classified as loans at December 31, 2012 and 2011 were $142 thousand and $119 thousand, respectively.

## Note 11—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED MONEY

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. The weighted average interest rate at December 31, 2012 and 2011 was 0.21% and 0.25%, respectively. The maximum month-end balance during 2012 and 2011 was $17.3 million and $18.1 million, respectively. The average outstanding balance during the years ended December 31, 2012 and 2011 amounted to $15.5 million and $15.9 million, respectively, with an average rate paid of 0.23% and 0.25%, respectively. Securities sold under agreements to repurchase are collateralized by securities with a fair market value of 100% of the agreement.

At December 31, 2012 and 2011, the Company had unused short-term lines of credit totaling $20.0 million.

## Note 12—ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB at December 31, 2012 and 2011, consisted of the following:

| | December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| (In thousands) Maturing | Amount | Rate | Amount | Rate |
| 2012 | — | — | 1,000 | 0.36% |
| 2013 | — | — | 4,000 | 3.58% |
| 2015 | 4,000 | 4.22% | 6,500 | 4.09% |
| After five years | 32,344 | 4.13% | 32,362 | 4.13% |
| | $36,344 | 4.14% | $43,862 | 3.99% |

**Note 12—ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)**

As collateral for its advances, the Company has pledged in the form of blanket liens, eligible loans, in the amount of $43.8 million at December 31, 2012. In addition, securities with a fair value of approximately $3.8 million have been pledged as collateral for advances as of December 31, 2012. As collateral for its advances, the Company has pledged in the form of blanket liens, eligible loans, in the amount of $58.1 million at December 31, 2011. In addition, securities with a fair value of approximately $15.9 million have been pledged as collateral for advances as of December 31, 2011. Advances are subject to prepayment penalties. The average advances during 2012 and 2011 were $38.8 million and $56.0 million, respectively. The average interest rate for 2012 and 2011 was 4.15% and 3.84%, respectively. The maximum outstanding amount at any month end was $42.9 million and $64.8 million for 2012 and 2011.

During the years ended December 31, 2012 and December 31, 2011, the Company prepaid advances in the amount of $9.1 million and $14.0 million, respectively, and realized losses on the early extinguishment of $217 thousand and $188 thousand, respectively. The Company did not prepay any advances for the year ended December 31, 2010.

**Note 13—JUNIOR SUBORDINATED DEBT**

On September 16, 2004, FCC Capital Trust I ("Trust I"), a wholly owned unconsolidated subsidiary of the Company, issued and sold floating rate securities having an aggregate liquidation amount of $15.0 million. The Trust I securities accrue and pay distributions quarterly at a rate per annum equal to LIBOR plus 257 basis points. The distributions are cumulative and payable in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Trust I securities for a period not to exceed 20 consecutive quarters, provided no extension can extend beyond the maturity date of September 16, 2034. The Trust I securities are mandatorily redeemable upon maturity at September 16, 2034. If the Trust I securities are redeemed on or after September 16, 2009, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. The Trust I security were eligible to be redeemed in whole but not in part, at any time prior to September 16, 2009 following an occurrence of a tax event, a capital treatment event or an investment company event. Currently, these securities qualify under risk-based capital guidelines as Tier 1 capital, subject to certain limitations. The Company has no current intention to exercise its right to defer payments of interest on the Trust I securities.

On December 16, 2011, the Company sold 2,500 Units (the "Units"), with each Unit consisting of an 8.75% Subordinated Note, due in 2019, $1,000 principal amount (collectively, the "Notes"), and a Warrant to purchase 43 shares of common stock of the Company at an exercise price equal to $5.90 per share (collectively, the "Warrants"), to certain accredited investors, including directors and executive officers of the Company, for an aggregate purchase price of $2.5 million. Interest on the Notes is payable quarterly on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2012, at a rate of 8.75% per annum. Proceeds were retained by the Company and available to pay dividends on the Company's common and preferred stock, interest on the Notes and dividends on the Company's trust preferred securities, and for general corporate and banking purposes. On November 15, 2012, the Company redeemed the $2.5 million of Notes at par plus accrued but unpaid interest to the redemption date. The Warrants to purchase 107,500 shares are immediately exercisable and will automatically expire on December 16, 2019. The number of shares of common stock of the Company for which, and the price per share at which, a Warrant is exercisable

**Note 13—JUNIOR SUBORDINATED DEBT (Continued)**

are subject to adjustment upon the occurrence of certain events, including, without limitation, a stock split, stock dividend or a merger, as provided in the Warrant.

**Note 14—INCOME TAXES**

Income tax expense (benefit) for the years ended December 31, 2012, 2011and 2010 consists of the following:

| (Dollars in thousands) | Year ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Current | | | |
| Federal | $ — | $ — | $136 |
| State | 284 | 142 | 102 |
| | 284 | 142 | 238 |
| Deferred | | | |
| Federal | 1,336 | 1,315 | 327 |
| State | — | — | — |
| | 1,336 | 1,315 | 327 |
| Income tax expense (benefit) | $1,620 | $1,457 | $565 |

Reconciliation from expected federal tax expense to effective income tax expense (benefit) for the periods indicated are as follows:

| (Dollars in thousands) | Year ended December 31 | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Expected federal income tax expense | $1,900 | $1,625 | $ 822 |
| State income tax net of federal benefit | 187 | 112 | 67 |
| Tax exempt interest | (182) | (29) | (52) |
| Increase in cash surrender value life insurance | (130) | (59) | (131) |
| Valuation allowance | — | 35 | 97 |
| Other | (155) | (227) | (238) |
| | $1,620 | $1,457 | $ 565 |

**Note 14—INCOME TAXES (Continued)**

The following is a summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

| (Dollars in thousands) | December 31, 2012 | 2011 |
|---|---|---|
| Assets: | | |
| Allowance for loan losses | $1,609 | $1,598 |
| Excess tax basis of deductible intangible assets | 121 | 121 |
| Net operating loss carry forward | 1,699 | 3,277 |
| Unrealized loss on available-for-sale securities | — | — |
| Compensation expense deferred for tax purposes | 767 | 736 |
| Fair value adjustment on interest rate swap agreement | 115 | 205 |
| Deferred loss on other-than-temporary-impairment charges | 257 | 471 |
| Interest on nonaccrual loans | 99 | 109 |
| Tax credit carry-forwards | 829 | 410 |
| Excess discount accretion on securities for tax purposes | — | 360 |
| Other | 401 | 232 |
| Total deferred tax asset | 5,897 | 7,519 |
| Valuation reserve | 132 | 132 |
| Total deferred tax asset net of valuation reserve | 5,765 | 7,387 |
| Liabilities: | | |
| Tax depreciation in excess of book depreciation | 118 | 126 |
| Excess tax basis of non-deductible intangible assets | 11 | 42 |
| Excess financial reporting basis of assets acquired | 956 | 1,014 |
| Unrealized gain on available-for-sale securities | 1,266 | 705 |
| Other | — | 22 |
| Total deferred tax liabilities | 2,351 | 1,909 |
| Net deferred tax asset recognized | $3,414 | $5,478 |

At December 31, 2012 there is a $132 thousand valuation allowance that relates to deferred tax benefits for contribution carry forwards and capital loss carry forwards. At December 31, 2012, the Company has net operating loss carry forwards for federal income tax purposes of approximately $5.0 million available to offset future taxable income through 2031. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Additional amounts of these deferred tax assets considered to be realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. During 2010, the Company recognized OTTI charges on certain investment securities in the amount of $13.5 million, which resulted in recognition of a $4.6 million deferred tax asset at December 31, 2010. These losses were not deductible until the securities were either sold or deemed worthless. During 2011 and 2012, a significant portion of those investments that created the deferred tax asset were sold and as a result created an $8.0 million taxable loss. The remaining $5.0 million tax

**Note 14—INCOME TAXES (Continued)**

net operating loss can be carried forward until the year ended 2031. The net deferred asset is included in other assets on the consolidated balance sheets.

A portion of the change in the net deferred tax asset relates to unrealized gains and losses on securities available-for-sale. The change in the tax expense related to the change in unrealized losses on these securities of $564 thousand has been recorded directly to shareholders' equity. The balance in the change in net deferred tax asset results from the current period deferred tax expense of $1.3 million.

Tax returns for 2010 and subsequent years are subject to examination by taxing authorities.

**Note 15—COMMITMENTS, CONCENTRATIONS OF CREDIT RISK AND CONTINGENCIES**

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments as for on-balance sheet instruments. At December 31, 2012 and 2011, the Bank had commitments to extend credit including lines of credit of $53.3 million and $40.3 million respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since commitments may expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include inventory, property and equipment, residential real estate and income producing commercial properties.

The primary market area served by the Bank is Lexington, Richland, Newberry and Kershaw Counties within the Midlands of South Carolina. Management closely monitors its credit concentrations and attempts to diversify the portfolio within its primary market area. The Company considers concentrations of credit risk to exist when pursuant to regulatory guidelines, the amounts loaned to multiple borrowers engaged in similar business activities represent 25% or more of the Bank's risk based capital, or approximately $15.4 million. Based on this criteria, the Bank had four such concentrations at December 31, 2012, including $82.0 million (24.7% of total loans) to private households, $45.8 million (13.8% of total loans) to lessors of residential properties, $62.1 million (18.7% of total loans) to lessors of non-residential properties and $26.8 million (8.1% of total loans) to religious organizations. As reflected above, private households make up 24.7% of total loans and equate to approximately 133.1% of total regulatory capital. The risk in this portfolio is diversified over a large number of loans (approximately 2,065). Commercial real estate loans and commercial construction loans represent $237.6 million, or 72.1%, of the portfolio. Approximately $76.0 million, or 31.7%, of the total commercial real estate loans are owner occupied, which can tend to reduce the risk associated with these credits. Although the Bank's loan portfolio, as well as existing commitments,

**Note 15—COMMITMENTS, CONCENTRATIONS OF CREDIT RISK AND CONTINGENCIES (Continued)**

reflects the diversity of its primary market area, a substantial portion of its debtor's ability to honor their contracts is dependent upon the economic stability of the area.

The nature of the business of the company and bank may at times result in a certain amount of litigation. The bank is involved in certain litigation that is considered incidental to the normal conduct of business. Management believes that the liabilities, if any, resulting from the proceedings will not have a material adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows of the company.

At December 31, 2012, the Bank has entered into the following interest rate swap agreement:

| (Dollars in thousands) Notional Amount | Description | Cap/Swap Rate | Contract Date | Expiration Date | Fair Value 12/31/2012 |
|---|---|---|---|---|---|
| $10,000 | Interest Rate Swap | 3.66% fixed | 10/8/2008 | 10/8/2013 | $(338) |

The Bank entered into a five year interest rate swap agreement on October 8, 2008. The swap agreement has a $10.0 million notional amount. The Bank will receive a variable rate of interest on the notional amount based on a three month LIBOR rate and pay a fixed rate interest of 3.66%. The contract was entered into to protect us from the negative impact of rising interest rates. The Bank's exposure to credit risk is limited to the ability of the counterparty to make potential future payments required pursuant to the agreement. The Bank's exposure to market risk of loss is limited to the changes in the market value of the swap between reporting periods. The fair value of the contract was ($338) thousand and ($602) thousand as of December 31, 2012 and December 31, 2011 respectively. The change in fair value of the contract recognized in earnings during 2012, 2011, and 2010 was $58 thousand, $166 thousand and $581 thousand, respectively. The fair value of the contract is calculated based on the present value, over the remaining term of the contract, of the difference between the five year swap rate multiplied by the notional amount at the reporting date and the fixed interest rate of 3.66% multiplied by the notional amount of the contract.

## Note 16—OTHER EXPENSES

A summary of the components of other non-interest expense is as follows:

| (Dollars in thousands) | Year ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Data processing | $ 479 | $ 472 | $ 414 |
| Supplies | 138 | 178 | 150 |
| Telephone | 297 | 307 | 302 |
| Courier | 72 | 66 | 63 |
| Correspondent services | 168 | 193 | 97 |
| Insurance | 209 | 213 | 220 |
| Postage | 172 | 174 | 181 |
| Loss on limited partnership interest | 194 | 119 | 119 |
| Director fees | 312 | 319 | 264 |
| Professional fees | 745 | 1,040 | 1,068 |
| Other | 692 | 666 | 624 |
| | $3,478 | $3,747 | $3,502 |

## Note 17—STOCK OPTIONS AND RESTRICTED STOCK

The Company has adopted a stock option plan whereby shares have been reserved for issuance by the Company upon the grant of stock options or restricted stock awards. At December 31, 2012 and 2011, the Company had 307,779 and 340,640 shares, respectively, reserved for future grants. The 350,000 shares reserved were approved by shareholders at the 2011 annual meeting. The plan provides for the grant of options to key employees and directors as determined by a stock option committee made up of at least two members of the board of directors. Options are exercisable for a period of ten years from date of grant.

Stock option transactions for the years ended December 31, 2012, 2011 and 2010 are summarized as follows:

| | Shares | Weighted Average Exercise Price | Weighted-Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Outstanding December 31, 2010 | 188,441 | 13.28 | 1.70 | $— |
| Forfeited | (113,419) | 9.30 | | |
| Outstanding December 31, 2011 | 75,022 | 19.69 | 3.03 | $— |
| Forfeited | — | — | | |
| Outstanding, December 31, 2012 | 75,022 | 19.69 | 2.03 | $— |

**Note 17—STOCK OPTIONS AND RESTRICTED STOCK (Continued)**

Stock options outstanding and exercisable as of December 31, 2012 are as follows:

| Range of Exercise Prices Low/High | Number of Option Shares Outstanding and Exercisable | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price |
|---|---|---|---|
| $12.35 | 1,619 | 0.95 | $12.35 |
| $14.21 / $16.70 | 9,903 | 2.26 | 14.46 |
| $19.00 / $22.50 | 63,500 | 2.02 | 20.22 |
| | 75,022 | 2.03 | $19.29 |

In 2012, each non-employee director received 604 common shares of restricted stock in connection with their overall compensation plan. A total of 7,852 shares were issued to these directors at a value of $8.27 per share. All of these shares vested on January 1, 2013.

In 2012, 25,009 restricted shares were issued to executive officers in connection with the Bank's incentive compensation plan. The shares were valued at $8.27 per share and cliff vest on May 15, 2015. The assumption used in the calculation of these amounts for the awards granted in 2012 is based on the price of the Company's common stock on the grant date.

Warrants to purchase 107,500 shares at $5.90 per share were issued in connection with the issuing of subordinated debt on November 15, 2011. (See Note 13-Junior Subordinated Debt)

**Note 18—EMPLOYEE BENEFIT PLAN**

The Company maintains a 401(k) plan, which covers substantially all employees. Participants may contribute up to the maximum allowed by the regulations. During the years ended December 31, 2012, 2011 and 2010, the plan expense amounted to $276 thousand, $254 thousand and $233 thousand, respectively. Prior to July 1, 2007, the Company matched 50% of an employee's contribution up to a 6.00% participant contribution. Beginning July 1, 2007, the Company began matching 100% of the employee's contribution up to 3% and 50% of the employee's contribution on the next 2% of the employee's contribution.

The Company acquired various single premium life insurance policies from DutchFork that are used to indirectly fund fringe benefits to certain employees and officers. A salary continuation plan was established payable to two key individuals upon attainment of age 63. The plan provides for monthly benefits of $2,500 each for seventeen years. Other plans acquired were supplemental life insurance covering certain key employees. No expense is accrued relative to these benefits, as the life insurance covers the anticipated payout with the Company receiving the remainder, thereby recovering its investment in the policies. In 2006, the Company established a salary continuation plan which covers six additional key officers. The plan provides for monthly benefits upon normal retirement age of varying amounts for a period of fifteen years. Additional single premium life insurance policies were purchased in 2006 in the amount of $3.5 million designed to offset the funding of these additional fringe benefits. The cash surrender value at December 31, 2012 and 2011 of all bank owned life insurance was $10.9 million and $11.0 million, respectively. Expenses accrued for the anticipated benefits under the salary continuation plans for the year ended December 31, 2012, 2011 and 2010 amounted to $261 thousand, $161 thousand, and $275 thousand, respectively.

**Note 19—EARNINGS PER SHARE**

The following reconciles the numerator and denominator of the basic and diluted earnings per common share computation:

| | Year ended December 31, | | |
|---|---|---|---|
| (Amounts in thousands) | 2012 | 2011 | 2010 |
| Numerator (Included in basic and diluted earnings per share) | $3,292 | $2,654 | $1,190 |
| Denominator | | | |
| Weighted average common shares outstanding for: | | | |
| Basic earnings common per share | 4,144 | 3,287 | 3,262 |
| Dilutive securities: | | | |
| Warrants—Treasury stock method | 28 | — | — |
| Diluted common share outstanding | 4,172 | 3,287 | 3,262 |
| The average market price used in calculating assumed number of shares | $ 7.98 | $ 6.34 | $ 5.78 |

For the years ended December 31, 2012, 2011 and 2010, options are not dilutive in calculating diluted earnings per share. In 2010, 2011, and 2012 the exercise price on all outstanding options exceeded the average market price for the year.

On December 16, 2011 there were 107,500 warrants issued in connection with the issuance $2.5 million in subordinated debt. (See Note 13) These warrants were not dilutive to earnings per share for the period ended December 31, 2011. As shown above, the warrants were dilutive for the period ended December 31, 2012.

**Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS**

The Company and Bank are subject to various federal and state regulatory requirements, including regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and Bank capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. The Company and Bank are required to maintain minimum Tier 1 capital, total risked based capital and Tier 1 leverage ratios of 4%, 8% and 4%, respectively.

On April 6, 2010, the Bank entered into the Formal Agreement with the OCC, the Bank's then primary federal regulator (the "Formal Agreement"). The Formal Agreement was based on the findings of the OCC during a 2009 on-site examination of the Bank. As reflected in the Formal Agreement, the OCC's primary concern with the Bank is driven by the rating agencies downgrades of non-agency MBS in its investment portfolio. The Formal Agreement did not require any adjustment to the Bank's

**Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)**

balance sheet or income statement; nor did it change the Bank's "well capitalized" status. The OCC did, however, separately establish the following individual minimum capital ratios for the Bank: a Tier 1 leverage capital ratio of at least 8.00%, a Tier 1 risk-based capital ratio of at least 10.00%, and a Total risk-based capital ratio of at least 12.00%.

Following a recent on-site examination of the Bank, the OCC notified the Bank that, effective June 28, 2012, the Bank is no longer subject to the Formal Agreement. As of December 31, 2012, the Bank had reduced the non-agency MBSs in its investment portfolio that are rated below investment grade to $1.3 million.

The OCC also notified the Bank that, effective June 28, 2012, it was no longer subject to the Individual Minimum Capital Ratios established for the Bank on February 24, 2010. In addition, the Federal Reserve notified the Company that, effective July 10, 2012, the Company is no longer subject to the MOU.

On July 27, 2012, the Company closed a public offering of common stock. The offering resulted in the issuance of a total of 1.875 million shares of common stock at $8.00 per share, resulting in gross proceeds of $15 million, as compared to our original target of $12.5 million, and net proceeds of approximately $13.8 million.

On August 29, 2012, we repurchased $3.78 million of our Series T Preferred Stock from the U.S. Treasury through a modified Dutch auction process. This represented 3,780 shares of the original 11,350 shares of preferred stock sold to the U.S. Treasury in November 2008 pursuant to the TARP Capital Purchase Program. The remaining 7,570 shares of Series T Preferred Stock were purchased in this same auction by third party investors unrelated to the Company. The auction price was $982.83 per share. As of October 8, 2012, we have repurchased or redeemed the remaining shares of Series T Preferred Stock from the third party investors. The financial results reported for the year ended December 31, 2012 include non-recurring expenses related to this matter in the amount of $119 thousand including attorney costs, accounting costs, and U.S. Treasury underwriter costs. In addition, we recorded a charge for the remaining discount accretion of approximately $159 thousand.

On October 1, 2012, we completed a planned conversion from a national bank charter to a state bank charter as a non-member bank. The conversion is expected reduce certain regulatory examination costs in the future.

On October 25, 2012, the U.S. Treasury accepted our bid to repurchase the warrant to purchase 195,915 shares of our common stock issued to the U.S. Treasury pursuant to the TARP Capital Purchase Program. The repurchase price agreed upon was $297,500. The repurchase transaction was completed on November 1, 2012. The repurchase of the warrant from the U.S. Treasury has completely eliminated the Treasury's equity stake in the Company through the TARP Capital Purchase Program.

On November 15, 2012, we redeemed the $2.5 million of outstanding subordinated debt at par which was issued in November 2011.

## Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

The actual capital amounts and ratios as well as minimum amounts for each regulatory defined category for the Bank and the Company are as follows:

| (Dollars in thousands) | Actual | | Required to be Categorized Adequately Capitalized | | Required to be Categorized Well Capitalized | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | | |
| December 31, 2012 | | | | | | |
| First Community Corporation | | | | | | |
| Tier 1 Capital | $63,381 | 17.33% | $14,628 | 4.00% | N/A | N/A |
| Total Risked Based Capital | 67,963 | 18.58% | 29,258 | 8.00% | N/A | N/A |
| Tier 1 Leverage | 63,381 | 10.63% | 23,846 | 4.00% | N/A | N/A |
| First Community Bank | | | | | | |
| Tier 1 Capital | $61,588 | 16.87% | $14,605 | 4.00% | $21,907 | 6.00% |
| Total Risked Based Capital | 66,158 | 18.12% | 29,209 | 8.00% | 36,512 | 10.00% |
| Tier 1 Leverage | 61,588 | 10.34% | 23,824 | 4.00% | 29,779 | 5.00% |
| December 31, 2011 | | | | | | |
| First Community Corporation | | | | | | |
| Tier 1 Capital | $56,207 | 15.33% | $14,668 | 4.00% | N/A | N/A |
| Total Risked Based Capital | 63,256 | 17.25% | 29,335 | 8.00% | N/A | N/A |
| Tier 1 Leverage | 56,207 | 9.40% | 23,909 | 4.00% | N/A | N/A |
| First Community Bank | | | | | | |
| Tier 1 Capital | $55,377 | 15.12% | $14,647 | 4.00% | $21,971 | 6.00% |
| Total Risked Based Capital | 59,971 | 16.38% | 29,294 | 8.00% | 36,616 | 10.00% |
| Tier 1 Leverage | 55,377 | 9.27% | 23,898 | 4.00% | 29,873 | 5.00% |

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

The Company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the Bank. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the

**Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)**

S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

If our Bank is not permitted to pay cash dividends to the Company, it is unlikely that we would be able to pay cash dividends on our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future.

**Note 21—PARENT COMPANY FINANCIAL INFORMATION**

The balance sheets, statements of operations and cash flows for First Community Corporation (Parent Only) follow:

*Condensed Balance Sheets*

| (Dollars in thousands) | At December 31, 2012 | 2011 |
|---|---|---|
| Assets: | | |
| Cash on deposit | $ 1,417 | $ 3,547 |
| Securities purchased under agreement to resell | 128 | 128 |
| Investment securities available-for-sale | 429 | 12 |
| Investment in bank subsidiary | 67,055 | 61,713 |
| Other | 767 | 608 |
| Total assets | $69,796 | $66,008 |
| Liabilities: | | |
| Subordinated notes payable | $ — | $ 2,449 |
| Junior subordinated debentures | 15,464 | 15,464 |
| Other | 149 | 199 |
| Total liabilities | 15,613 | 18,112 |
| Shareholders' equity | 54,183 | 47,896 |
| Total liabilities and shareholders' equity | $69,796 | $66,008 |

**Note 21—PARENT COMPANY FINANCIAL INFORMATION (Continued)**

*Condensed Statements of Operations*

| (Dollars in thousands) | Year ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Income: | | | |
| Interest and dividend income | $ 1 | $ 9 | $ 52 |
| Equity in undistributed earnings of subsidiary | 4,313 | 3,782 | 2,270 |
| Dividend income from bank subsidiary | 320 | — | — |
| Total income | 4,634 | 3,791 | 2,322 |
| Expenses: | | | |
| Interest expense | 658 | 446 | 443 |
| Other | 301 | 239 | 177 |
| Total expense | 959 | 685 | 620 |
| Income before taxes | 3,675 | 3,106 | 1,702 |
| Income tax benefit | (293) | (218) | (152) |
| Net income | $3,968 | $3,324 | $1,854 |

## Note 21—PARENT COMPANY FINANCIAL INFORMATION (Continued)

*Condensed Statements of Cash Flows*

| (Dollars in thousands) | Year ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 3,968 | $ 3,324 | $ 1,854 |
| Adjustments to reconcile net income to net cash used by operating activities | | | |
| Equity in undistributed earnings of subsidiary | (4,313) | (3,782) | (2,270) |
| Other-net | (90) | 232 | 72 |
| Net cash used by operating activities | (435) | (226) | (344) |
| Cash flows from investing activities: | | | |
| Purchase of available-for sale-securities | (417) | — | — |
| Maturity of available-for-sale securities | — | 1,250 | — |
| Other-net | — | (76) | (52) |
| Net cash provided (used) by investing activities | (417) | 1,174 | (52) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of subordinated note payable | — | 2,500 | — |
| Repayment of subordinated note payable | (2,500) | — | — |
| Dividends paid: Common stock | (605) | (525) | (522) |
| Preferred stock | (475) | (670) | (664) |
| Proceeds from issuance of common stock | 13,885 | 182 | 101 |
| Redemption of preferred stock | (11,073) | — | — |
| Redemption of stock warrants | (510) | — | — |
| Net cash provided (used) in financing activities | (1,278) | 1,487 | (1,085) |
| Increase (decrease) in cash and cash equivalents | (2,130) | 2,435 | (1,481) |
| Cash and cash equivalents, beginning of year | 3,547 | 1,112 | 2,593 |
| Cash and cash equivalents, end of year | $ 1,417 | $ 3,547 | $ 1,112 |

## Note 22—SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

## Note 23—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following provides quarterly financial data for 2012 and 2011 (dollars in thousands, except per share amounts).

| 2012 | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|
| Interest income | $5,468 | $5,650 | $5,840 | $6,044 |
| Net interest income | 4,285 | 4,329 | 4,451 | 4,509 |
| Provision for loan losses | 80 | 115 | 71 | 230 |
| Gain (loss) on sale of securities | 88 | (35) | (38) | 11 |
| Other-than-temporary-impairment | — | — | — | (200) |
| Income before income taxes | 1,338 | 1,793 | 1,327 | 1,130 |
| Net income | 1,021 | 1,220 | 928 | 799 |
| Preferred stock dividends | — | 339 | 168 | 169 |
| Net income available to common shareholders | $1,021 | $ 881 | $ 760 | $ 630 |
| Net income per share, basic | $ 0.20 | $ 0.19 | $ 0.23 | $ 0.19 |
| Net income per share, diluted | $ 0.19 | $ 0.19 | $ 0.23 | $ 0.19 |

| 2011 | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|
| Interest income | $6,238 | $6,382 | $6,466 | $6,440 |
| Net interest income | 4,616 | 4,628 | 4,619 | 4,454 |
| Provision for loan losses | 310 | 360 | 390 | 360 |
| Gain on sale of securities | 301 | 133 | 7 | 134 |
| Other-than-temporary-impairment | (243) | (50) | — | (4) |
| Income before income taxes | 1,565 | 1,398 | 1,020 | 798 |
| Net income | 1,071 | 957 | 726 | 570 |
| Preferred stock dividends | 168 | 167 | 168 | 167 |
| Net income available to common shareholders | $ 903 | $ 790 | $ 558 | $ 403 |
| Net income per share, basic | $ 0.27 | $ 0.24 | $ 0.17 | $ 0.12 |
| Net income per share, diluted | $ 0.27 | $ 0.24 | $ 0.17 | $ 0.12 |

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

## Item 9A. Controls and Procedures.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective as of December 31, 2012. There have been no significant changes in our internal controls over financial reporting during the fourth fiscal quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

### Management's Report on Internal Controls over Financial Reporting

We are responsible for establishing and maintaining adequate internal controls over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, is included in Item 8 of this report under the heading "Management's Report on Internal Controls Over Financial Reporting."

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

### Changes in Internal Controls

There were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

## Item 9B. Other Information.

None.

# PART III

## Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 is hereby incorporated by reference from our proxy statement for our 2013 annual meeting of shareholders to be held on May 22, 2013.

We have adopted a Code of Ethics that applies to our directors, executive officers (including our principal executive officer and principal financial officer) and employees in accordance with the Sarbanes-Oxley Corporate Responsibility Act of 2002. The Code of Ethics is available on our web site at www.firstcommunitysc.com. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards on our website as promptly as practicable, as and to the extent required under NASDAQ Stock Market listing standards and applicable SEC rules.

**Item 11. Executive Compensation.**

The information required by Item 11 is hereby incorporated by reference from our proxy statement for our 2013 annual meeting of shareholders to be held on May 22, 2013.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The following table sets forth equity compensation plan information at December 31, 2012. All information has been adjusted for any stock splits and stock dividends effected during the periods presented.

| | Equity Compensation Plan Information | | |
|---|---|---|---|
| **Plan Category** | **Number of securities to be issued upon exercise of outstanding options, warrants and rights** | **Weighted-average exercise price of outstanding options, warrants and rights** | **Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column(a))** |
| | **(a)** | **(b)** | |
| Equity compensation plans approved by security holders | 75,022 | $19.69 | 307,729 |
| Total(1) | 75,022 | $19.69 | 307,729 |

(1) Includes 9,713 shares with a weighted average exercise price of $13.90 issuable under the First Community Corporation / DeKalb Bankshares, Inc. Stock Incentive Plan. This plan, and the outstanding awards, were assumed by us in connection with the merger with DutchFork Bancshares, Inc. and DeKalb Bankshares, Inc. We are not authorized to make any additional awards under these plans. These plans were previously approved by the shareholders of DutchFork Bancshares, Inc.

The additional information required by this Item 12 is set forth under "Security Ownership of Certain Beneficial Owners and Management" and hereby incorporated by reference from our proxy statement for our 2013 annual meeting of shareholders to be held on May 22, 2013.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information required by Item 13 is hereby incorporated by reference from our proxy statement for our 2013 annual meeting of shareholders to be held on May 22, 2013.

**Item 14. Principal Accounting Fees and Services.**

The information required by Item 14 is hereby incorporated by reference from our proxy statement for our 2013 annual meeting of shareholders to be held on May 22, 2013.

**Item 15. Exhibits, Financial Statement Schedules.**

(a)(1) Financial Statements

The following consolidated financial statements are located in Item 8 of this report.

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2012 and 2011
- Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010

- Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
- Notes to the Consolidated Financial Statements

(a)(2) Financial Statement Schedules

These schedules have been omitted because they are not required, are not applicable or have been included in our consolidated financial statements.

(a)(3) Exhibits

The following exhibits are required to be filed with this Report on Form 10-K by Item 601 of Regulation S-K.

2.1 Agreement and Plan of Merger between First Community Corporation and DeKalb Bankshares, Inc. dated January 19, 2006 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on January 20, 2006).

2.2 Agreement and Plan of Merger by and between First Community Corporation and DutchFork Bancshares, Inc. dated as of April 12, 2004 (incorporated by reference to Appendix A of the Form S-4 filed on June 7, 2004).

3.1 Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement No. 33-86258 on Form S-1).

3.2 Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement No. 33-86258 on Form S-1).

3.3 Articles of Amendment to the Company's Amended and Restated Articles of Incorporation establishing the terms of the Series T Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on November 25, 2008).

4.1 Provisions in the Company's Articles of Incorporation and Bylaws defining the rights of holders of the Company's Common Stock (included in Exhibits 3.1, 3.2 and 3.3)

4.2 Form of Series T Preferred Stock Certificate with the United States Department of the Treasury dated November 21, 2008 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed on November 25, 2008).

4.3 Warrant to Purchase up to 192,915 Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on November 25, 2008).

10.1 1996 Stock Option Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.6 to the Company's Form 10-KSB for the period ended December 31, 1995).*

10.2 First Community Corporation 1999 Stock Incentive Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.8 to the Company's Form 10-KSB for the period ended December 31, 1998).*

10.3 First Amendment to the First Community Corporation 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K for the period ended December 31, 2005).*

| | |
|---|---|
| 10.4 | Divided Reinvestment Plan dated July 7, 2003 (incorporated by reference to Form S-3/D filed with the SEC on July 14, 2003, File No. 333-107009).* |
| 10.5 | Employment, Consulting, and Noncompete Agreement between First Community Bank, N.A., Newberry Federal Savings Bank, DutchFork Bancshares, Inc., and Steve P. Sligh dated April 12, 2004 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement No. 333-116242 on Form S-4). |
| 10.6 | Employment, Consulting, and Noncompete Agreement between First Community Bank, N.A., Newberry Federal Savings Bank, DutchFork Bancshares, Inc., and J. Thomas Johnson dated April 12, 2004 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement No. 333-116242 on Form S-4). |
| 10.7 | Amendment No. 1 to the Employment, Consulting, and Noncompete Agreement between First Community Bank N.A., and Steve P. Sligh dated September 14, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 15, 2005). |
| 10.8 | Form of Salary Continuation Agreement dated August 2, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 3, 2006).* |
| 10.9 | Non-Employee Director Deferred Compensation Plan approved September 30, 2006 and Form of Deferred Compensation Agreement (incorporated by reference to Exhibits 10.1 and 10.2 to the Company's Form 8-K filed on October 4, 2006). |
| 10.10 | Employment Agreement by and between Michael C. Crapps and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 19, 2008).* |
| 10.11 | Employment Agreement by and between Joseph G. Sawyer and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on June 19, 2008).* |
| 10.12 | Employment Agreement by and between David K. Proctor and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on June 19, 2008).* |
| 10.13 | Employment Agreement by and between Robin D. Brown and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on June 19, 2008).* |
| 10.14 | Employment Agreement by and between J. Ted Nissen and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed on June 19, 2008).* |
| 10.15 | Employment Agreement by and between James C. Leventis and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.6 to the Company's Form 8-K filed on June 19, 2008).* |
| 10.16 | Agreement by and between First Community Bank and the Office of the Comptroller of the Currency (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on April 9, 2010). |
| 10.17 | Subordinated Note and Warrant Purchase Agreement, dated December 16, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 19, 2011). |
| 10.18 | Form of First Community Corporation Subordinated Note Due 2019 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 19, 2011). |

10.19 Form of First Community Corporation Warrant (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 19, 2011).

21.1 Subsidiaries of the Company.

23.1 Consent of Independent Registered Public Accounting Firm—Elliott Davis, LLC.

24.1 Power of Attorney (contained on the signature page hereto).

31.1 Rule 13a-14(a) Certification of the Chief Executive Officer.

31.2 Rule 13a-14(a) Certification of the Chief Financial Officer.

32 Section 1350 Certifications.

99.1 TARP Compliance Certification of the Chief Executive Officer pursuant to 31 C.F.R. Section 30.15.

99.2 TARP Compliance Certification of the Chief Financial Officer pursuant to 31 C.F.R. Section 30.15.

101 The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets as December 31, 2012 and December 31, 2011; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (vi) Notes to the Consolidated Financial Statements.(1)

---

The Exhibits listed above will be furnished to any security holder free of charge upon written request to the Corporate Secretary, First Community Corporation, 5455 Sunset Blvd., Lexington, South Carolina 29072.

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K.

(1) Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(b) See listing of Exhibits above and Exhibit List following this Annual Report on Form 10-K for a listing of exhibits filed herewith.

(c) Not applicable.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013

**FIRST COMMUNITY CORPORATION**

By: /s/ MICHAEL C. CRAPPS

Michael C. Crapps
*President and Chief Executive Officer*
*(Principal Executive Officer)*

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael C. Crapps, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ RICHARD K. BOGAN<br>Richard K. Bogan | Director | March 28, 2013 |
| /s/ THOMAS C. BROWN<br>Thomas C. Brown | Director | March 28, 2013 |
| /s/ CHIMIN J. CHAO<br>Chimin J. Chao | Director | March 28, 2013 |
| /s/ MICHAEL C. CRAPPS<br>Michael C. Crapps | Director, President, & Chief Executive Officer (Principal Executive Officer) | March 28, 2013 |
| /s/ ANITA B. EASTER<br>Anita B. Easter | Director | March 28, 2013 |

| Signature | Title | Date |
|---|---|---|
| /s/ O. A. ETHRIDGE<br>O. A. Ethridge | Director | March 28, 2013 |
| /s/ GEORGE H. FANN, JR.<br>George H. Fann, Jr. | Director | March 28, 2013 |
| /s/ J. THOMAS JOHNSON<br>J. Thomas Johnson | Director, Vice Chairman of the Board, | March 28, 2013 |
| /s/ W. JAMES KITCHENS, JR.<br>W. James Kitchens, Jr. | Director | March 28, 2013 |
| /s/ JAMES C. LEVENTIS<br>James C. Leventis | Director, Chairman of the Board, & Secretary | March 28, 2013 |
| /s/ ALEXANDER SNIPES, JR.<br>Alexander Snipes, Jr. | Director | March 28, 2013 |
| /s/ RODERICK M. TODD, JR.<br>Roderick M. Todd, Jr. | Director | March 28, 2013 |
| /s/ LORETTA R. WHITEHEAD<br>Loretta R. Whitehead | Director | March 28, 2013 |
| /s/ MITCHELL M. WILLOUGHBY<br>Mitchell M. Willoughby | Director | March 28, 2013 |
| /s/ JOSEPH G. SAWYER<br>Joseph G. Sawyer | Chief Financial Officer and Principal Accounting Officer | March 28, 2013 |

**Exhibit List**

The following exhibits are required to be filed with this Report on Form 10-K by Item 601 of Regulation S-K.

21.1 Subsidiaries of the Company.

23.1 Consent of Independent Registered Public Accounting Firm—Elliott Davis, LLC.

24.1 Power of Attorney (contained on the signature page hereto).

31.1 Rule 13a-14(a) Certification of the Chief Executive Officer.

31.2 Rule 13a-14(a) Certification of the Chief Financial Officer.

32 Section 1350 Certifications.

99.1 TARP Compliance Certification of the Chief Executive Officer pursuant to 31 C.F.R. Section 30.15.

99.2 TARP Compliance Certification of the Chief Financial Officer pursuant to 31 C.F.R. Section 30.15.

101 The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets as December 31, 2012 and December 31, 2011; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (vi) Notes to the Consolidated Financial Statements.(1)

---

(1) Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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